As filed with the Securities and Exchange Commission on April 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

BILLY DEAD, INC.

(Name of Small Business Issuer in its charter)

Delaware	**7812**	**55-0799176**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Charles F. Ryan III

Chief Executive Officer

2312 Lorenzo Dr.

Los Angeles, California 90068

323-962-9873

(Address and telephone number of principal executive offices)

2312 Lorenzo Dr.

Los Angeles, California 90068

323-962-9873

(Address of Principal Place of Business or Intended Place of Business)

Copies to:

Denis T. Rice, Esq.	Adam Eilenberg, Esq.
Howard, Rice, Nemerovski, Canady,	Wesley Paul, Esq.
Falk & Rabkin, A Professional Corporation	Ehrenreich Eilenberg & Krause LLP
Three Embarcadero Center, Suite 700	11 E. 44th St., 17th Floor
San Francisco, CA 94111	New York, NY, 10017
(415) 434-1600	(212) 986-9700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering   .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Series A preferred stock, par value $0.001 per share	$8,394,750	$679.14

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) of the Securities Act and based upon 900,000 shares of Series A preferred stock to be sold in this offering and 54,000 shares issuable upon the exercise of the Underwriter's Warrants: 18,000 Underwriter's Warrants at an exercise price of $9.19; 18,000 Underwriter's Warrants at an exercise price of $9.63; and 18,000 Underwriter's Warrants at an exercise price of $10.06.

Billy Dead, Inc. may amend this registration statement on such date or dates as may be necessary to delay its effective date until a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Initial Public Offering Prospectus

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

BILLY DEAD INC

900,000 Shares of Series A Preferred Stock
Offering Price estimated at $8.75 per share

The Offering

	Per Share	Total
Public offering price	$8.75	$7,875,000
Underwriting commissions	$ .61	$549,000
Proceeds to us	$8.14	$7,326,000

Intended Quotation System: OTCBB

Billy Dead, Inc. is a Delaware corporation formed recently to develop, produce and market a feature-length motion picture tentatively titled "Billy Dead".

No public market currently exists for our shares. We determined the initial public offering price of the preferred shares we are offering, based on the amount of capital projected to make the motion picture, hence the per share price bears no relation to our earnings, assets, book value, net worth, or any other recognized criteria of value.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our underwriter will sell our shares of Series A preferred stock on a best efforts, all-or-none basis and will receive a commission of 7% with respect to those sales. This offering will end 90 days from the date of this prospectus, which may be extended an additional 90 days. All proceeds from the offering will be deposited into an escrow account with J. P. Morgan Chase Bank until the offering is completed. If all the shares are sold within the offering period, the proceeds of the offering will be released to us at closing. If all the shares are not sold within the offering period, the escrowed funds will be promptly returned to subscribers with interest, after deduction of applicable fees and expenses of escrow.

CIVILIAN capital

Subject to Completion, Dated April 18, 2003

[Inside Cover of Prospectus]

Table of Contents

_____

Until _____, 2003, 90 days after the date of this
prospectus, all dealers that buy, sell or trade in our
securities, whether or not participating in this
offering, may be required to deliver a prospectus.
This requirement is in addition to the dealers'
obligation to deliver a prospectus when acting as
an underwriter with respect to its unsold allotment
or subscription.

Summary

This summary highlights information contained elsewhere in this prospectus. To fully understand this offering you should read the entire prospectus carefully, including the risk factors and the financial statements.

We are a development stage Delaware corporation formed in September 2002 to develop, produce and market a feature-length motion picture tentatively titled "Billy Dead" which we refer to in this prospectus as the "Film". The Film is based upon a novel by Lisa Reardon published in 1998 which was described by "Daily Variety" magazine as a "murder mystery that portrays a troubled, working-class Michigan family and the long pent-up secrets of violence and incest that emerge in the aftermath of a brother's death." We plan to utilize the funds from this offering to produce the Film, to pay for expenses associated with the commercialization of the Film, and to finance our general corporate expenses. Our revenues will be generated through commercial licensing of the Film's distribution rights.

Keith Gordon has agreed to direct the Film. Mr. Gordon is an internationally recognized director whose previous movies include "Waking the Dead", starring Jennifer Connelly and Billy Crudup, "Mother Night", starring Nick Nolte, "A Midnight Clear", starring Ethan Hawke and Gary Sinese, and the upcoming "The Singing Detective", which stars Robert Downey Jr., features Mel Gibson and is scheduled for release by Paramount Classics in October 2003. The current draft of the screenplay for "Billy Dead" was written by Mr. Gordon, based on the novel.

Ethan Hawke has assisted in the development of the Film, is acting as an Executive Producer on the Film, and has expressed in writing an interest in playing the lead role in the Film. Mr. Hawke has starred in numerous feature films, including "Dead Poets Society", "Before Sunrise" and "Gattaca". In 2001, Mr. Hawke was nominated for an Academy Award™ for his role opposite Denzel Washington in "Training Day".

Julie Lynn has agreed to produce the Film. Ms. Lynn, an officer and director of the Company, previously worked as an associate producer on the films "Still Breathing", "Kill the Man" and "Twin Falls Idaho"; and co-produced the Emmy Award winning HBO film "Wit", directed by Mike Nichols, as well as the drama "Joe and Max". Recently Ms. Lynn supervised production of the horse unit for Gary Ross's "Seabiscuit" which was produced for Universal Pictures, Dreamworks Entertainment and Spyglass Entertainment and is scheduled for release in the summer of 2003.

Erwin Stoff, a partner of talent management company 3 Arts Entertainment, has agreed to work with Mr. Hawke as an Executive Producer for the Film. Mr. Stoff's previous films as an Executive Producer include "The Matrix" and "Austin Powers — The Spy Who Shagged Me".

We will manage the Film through four production phases including development, pre-production, principal photography and post-production. After we produce the Film we intend to license the distribution rights for the world-wide exhibition of the Film to an established distribution company. We expect the Film to generate revenues from multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television.

Once we have maximized the Film's distribution revenues, we intend to sell or assign all remaining intellectual property rights to the Film, dissolve the Company and distribute all our remaining assets, including proceeds from the disposition of the Film, to our stockholders in the form of cash.

The Series A preferred stock sold in this offering will have a liquidation preference of $8.75 per share. This liquidation preference gives the Series A preferred stock holders the right to receive $8.75 per share before any distributions are made to holders of the Company's common stock upon dissolution. After the Holders of the preferred stock have received their liquidation preference of $8.75 per share, 80% of any remaining net assets will be distributed to the Series A preferred stockholders and 20% will be distributed to the common stockholders.

In order to attract high quality cast, crew and management, it is customary in the motion picture industry to pay certain personnel a portion of their compensation contingent upon the performance of the Film. We intend to pay certain cast members and other personnel such contingent compensation. The contingent compensation will equal 37.5% of our "adjusted cash balances", which will consist of the cash available to our Company after reserving for the Series A liquidation preference on behalf of our Series A stockholders and reserving for additional foreseeable contingent liabilities.

It is also customary in the motion picture industry to obtain a specialized form of insurance, known as a completion bond, for the protection of investors. Under the terms of a completion bond, if additional funds are needed to complete the Film, the issuer of the bond will be required to either pay the additional amount needed or reimburse us for any expenditures toward the production of the Film.

Corporate Information

We are a development stage Delaware corporation. We incorporated in September 2002, and our principal offices are located at 2312 Lorenzo Dr., Los Angeles, California 90068. Our phone number is 323-962-9873 and our web site is www.billydeadthemovie.com. The information contained on our web site is not part of this prospectus.

The Offering

Series A preferred stock offered:	900,000 shares
Estimated offering price:	$8.75
Series A preferred stock to be outstanding after this offering:	900,000 shares
Use of proceeds:	Production funds and general corporate overhead.
Intended Quotation System:	OTCBB

The above information, and unless otherwise indicated, all information in this prospectus is based on the following information as of April 18, 2003:

- assumes the sale of all of the shares of Series A preferred stock offered by this prospectus; and

- assumes no exercise by the underwriters of their warrants to purchase an additional 54,000 shares of Series A preferred stock.

The underwriter is conducting this offering on a best-efforts, all-or-none basis. The underwriter has made no commitment to purchase all or any part of the shares being sold in this offering. The offering will continue for a period of 90 days from the date of this prospectus, which may be extended by an additional 90 days. All proceeds of this offering will be deposited into an escrow account with J. P. Morgan Chase Bank until the offering is completed. If all of the shares are sold within the offering period, the proceeds of the offering will be released to us. If all the shares are not sold within the offering period, the offering will be cancelled and the money held in escrow will be returned to subscribers with interest, after deduction of applicable fees and expenses of escrow. See "Underwriting".

Summary Financial and Operating Data

We were formed solely for the purpose of producing a feature-length motion picture tentatively titled "Billy Dead". Our activities to date have consisted primarily of organizational activities, such as issuing stock to our founders and establishing a line of credit, and preparing for this offering, through which we intend to raise the majority of our operational capital. If this offering is not successful most of our obligations will revert to other parties and the Company will dissolve.

The following is a summary of our operating data as of December 31, 2002 and should be read in conjunction with Management's Plan of Operation, our financial statements and the notes to the financial statements appearing elsewhere in this prospectus:

Statement of Operations

Revenues…….......................................…....…	—
Operating Expenses	
General and Administrative…………..……..……	$10,418
Total Operating Expenses……………………..……	$10,418
Operating Loss…………………………………….....	($10,418)
Other Income……………………………..…..…..…..	—
Other Expenses……………………………….…..…..	—
Net Loss ………………………...……………….…....	($10,418)
Basic and Diluted loss per share………………….…..	($0.025)
Weighted Average Number of shares outstanding………	423,273

Balance Sheet

Assets	
Current Assets	
Cash……………………..…………………….....	$25,000
Deferred Offering Costs……………………………	$13,978
Due From Stockholders……………………………..	$900
Total Current Assets………………….……..……	$39,878
Other Assets	
Film Costs……………………………………..….	$4,485
Total Other Assets…………………….…………..	$4,485
Total Assets………………………….…………….	$44,363
Liabilities	
Current Liabilities	
Line of Credit……………………….……….…....	$25,000
Accounts Payable and Accrued Expenses…………	$8,815
Accounts Payable – Related Party………………...	$20,066
Total Current Liabilities………………...………..	$53,881
Total Liabilities…………………….…………….	$53,881
Stockholders' Deficit	
Preferred Stock $0.001 par value, 954,000 shares authorized, none issued and outstanding. Liquidation preference: up to $8.75 per share, then 4:1 preference to common stock………………..……………….......	—
Common Stock $0.001 par value, 900,000 shares authorized, issued and outstanding……………..…....	$900
Additional Paid In Capital.……………………………	—
Deficit Accumulated During Development Stage….….	($10,418)
Total Stockholders Deficit…………………………..	($9,518)
Total Liabilities & Stockholders' Deficit……….…..…	$44,363

Risk Factors

In addition to information found later in this prospectus, you should carefully consider the risks described below before deciding whether to invest in our Series A preferred stock. If any of the following risks occur, our business, financial condition or results of operations could be adversely affected, the trading price of our Series A preferred stock could decline, and you may lose all or part of your investment.

Risks Relating to our Business
Our Film may be commercially unsuccessful.

Producing the Film will involve substantial risks, because it requires that we spend significant funds based entirely on our preliminary evaluation of the Film's commercial potential. It is impossible to predict the success of any film before its production starts. The ability of the Film to generate revenues will depend upon a variety of unpredictable factors, including:

- public taste, which is always subject to change;
- the quantity and popularity of other films and leisure activities available to audiences upon the Film's release;
- the competition for exhibition at movie theatres, through video retailers, on cable television and through other forms of distribution; and
- the fact that not all films are distributed in all media.

For any of these reasons, the Film may be commercially unsuccessful and our business may suffer. See "The Motion Picture Industry".

Our success depends entirely upon a single film.

Most companies that finance movies, particularly major studios such as the Walt Disney Studios and Universal Pictures, diversify their risk by producing groups of films. This diversification reduces the impact of a single movie's commercial success or failure. Our success, however, will depend entirely upon a single movie. If the Film is commercially unsuccessful, we will have no alternate sources of revenue. See "Management's Plan of Operation".

We compete with better capitalized companies.

The movie industry is a highly competitive business. We will compete with both major production studios and smaller independent producers for personnel, exhibition outlets and the public's interest. Most of these companies have greater financial and personnel resources than we do. In particular, theaters are more likely to exhibit feature films with substantial studio marketing budgets. Even if we are able to complete the Film and obtain distribution, it is unclear how much will be spent on marketing to promote the Film by our distributors. See "The Motion Picture Industry".

Our success depends on several key persons.

We are highly dependent upon the experience, ability and continued service of director Keith Gordon and producer Julie Lynn. The loss of the services of either Mr. Gordon or Ms. Lynn could harm our business. Ethan Hawke, who is an

Executive Producer on the Film, has also provided us with a written expression of interest in playing the lead role in the Film. If we are unable to reach a final agreement with Mr. Hawke to perform in the Film, the Film's marketing appeal could be greatly diminished.

We will require many other highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although we expect to find high quality candidates to fill these positions, they may be unwilling to work for us under acceptable terms. This could delay production or reduce the quality of the Film, which would impair our revenues. Also, many of these positions could require us to hire members of unions or guilds. As a result, our ability to terminate unsatisfactory or non-performing workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Film and significantly increase costs.

There may be a substantial delay between the completion of this offering and the production of the Film.
Movie producers are often involved in several projects at the same time and Ms. Lynn is currently seeking financing for additional projects. Mr. Gordon is an active director who is often presented with opportunities to direct movies other than the Film. In addition, independent contractors needed to produce the Film, such as Mr. Hawke, often have commitments to more than one movie project. Mr. Hawke currently has such commitments.

Mr. Gordon, Ms. Lynn, Mr. Hawke, or any other actor playing a leading role, will need to complete, delay or abandon such existing or potential obligations before production on the Film begins. While we intend to begin production of the Film as soon as practical after the completion of this offering, we have no way of predicting the availability of our principal cast and creative staff. In addition, a significant portion of the Film is portrayed in flashback scenes. We will therefore need to cast younger actors resembling our lead actors, which may be time consuming. Therefore, we have no way of predicting when we will begin production of the Film. See "The Company — Production of the Film".

During this period we intend to invest the proceeds of this offering in interest-bearing, investment-grade corporate and government securities. See "Use of Proceeds". Nevertheless, any delay in the start of production would also delay the completion of production, and we cannot generate revenues until the Film has been completed. General overhead and administrative costs will be incurred by the Company during this period, which means such a delay would also increase our expenses and reduce your potential return.

We may decide to replace key members of our production team if they are unable to perform their duties within our schedule.
As is customary in the movie business the agreements we enter into during the course of pre-production, including our current agreements with Mr. Gordon, Ms. Lynn, and the written expression of interest we have received from Mr. Hawke, are contingent upon our ability to accommodate their availability. While we do not

anticipate that Mr. Gordon, Ms. Lynn or Mr. Hawke (if we reach a final agreement with him) will be unavailable to work on the Film, the substantial delay between the execution of our current agreements and the completion of this offering creates a degree of uncertainty. In the event that we are unable to accommodate the schedules of any of our key participants, we may decide to produce the Film with replacements who we deem suitable. However, such replacements may impact our Film's performance and adversely affect our revenues.

We may be unable to obtain a completion bond.
Our certificate of incorporation requires us to obtain a completion bond from a completion bond company before we begin production of the Film. A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if we require additional funds to complete the Film by the delivery date, the completion bond company will either disburse these funds or cause us to abandon production and repay our expenditures toward the production of the Film. See "The Company — Production of the Film".

We do not currently have an agreement in place with a completion bond company but believe that we can obtain a completion bond within our budget estimates. However, if we are unable to obtain a completion bond on acceptable terms, we cannot begin production. This would force us to dissolve and return our remaining assets to stockholders. Because we will not have produced the Film, we will not have generated enough revenues to become profitable. In addition, because we will incur expenses associated with both this offering, general corporate overhead and startup costs and with the attempt to obtain a completion bond, we would be unable to return to stockholders the entire amount of their initial investment. See "Management's Plan of Operation".

A completion bond will not protect us against certain losses.
A completion bond will be subject to a number of important limitations and will not reimburse us for losses that result from certain occurrences. These include but are not limited to losses related to:

- distribution expenses;
- residual payments due to creative guilds, such as the Screen Actors Guild;
- gross or net profit participations granted as contingent compensation to actors or production personnel;
- the failure of the Film to achieve artistic or commercial success;
- elements of the Film that are not included in the approved screenplay, budget or production schedule;
- our insolvency;
- our committing illegal or fraudulent acts;
- our violation of any collective bargaining agreements;
- our failure to obtain any necessary rights to use copyrighted works, such as music;
- our failure to obtain required insurance coverage;

- our failure to fulfill any conditions required by cast members that causes them to abandon their commitment to the Film;

- currency fluctuations in the event that we produce the Film in another country, such as Canada;

- natural disasters; or

- acts of war.

Any losses that might result from these events would not be covered by a completion bond and would harm our operating results. See "The Company — Production of the Film".

A completion bond company may take control of our production if we do not complete the Film on schedule and within budget, which may affect the artistic integrity and commercial viability of the Film.
Our failure to complete the Film on schedule or within budget could result in the completion bond company taking over production on behalf of the investors. If a completion bond company takes over production, it has the right to replace members of our production team, including Mr. Gordon and Ms. Lynn. The loss of Mr. Gordon or Ms. Lynn may reduce the quality of the finished film, limit our ability to promote the Film, or force us to make changes in our management, all of which may harm our business. See "The Company — Production of the Film".

If we do not complete the Film on schedule or within budget, our ability to generate revenue may be diminished or delayed.
Our success depends on our ability to complete the Film on schedule and within budget. We believe that our production schedule and budget estimates for the Film are reasonable. In addition, our schedule and budget must be reviewed and approved by a completion bond company before we can obtain a completion bond. Nevertheless, our ability to adhere to our schedule and budget face many uncertainties, including but not limited to:

- whether we can attract suitable production and creative staff within our budget;

- the timing of the availability of our principal cast members;

- the continued health of our director, producer, actors and other key personnel;

- our ability to cast younger actors resembling our lead actors for certain flashback scenes;

- delays caused by unpredictable weather;

- the availability and affordability of desirable locations; and

- our ability to secure appropriate facilities for post-production work in a timely fashion.

Therefore, we cannot be certain that production of the Film will occur on schedule or within budget. If we are forced to exceed our production budget for unforeseen problems, we may be required to raise additional capital in the form of short-term debt to complete the picture. We would be required to pay this debt obligation, including any accrued interest, prior to generating proceeds to the Company's shareholders. If we do not complete the Film on schedule its distribution will be delayed and it will increase the time before we begin to generate revenues. During this period the Company will continue to incur overhead costs, which may reduce the ultimate financial return to shareholders. See "The Company — Production of the Film — Budget Contingencies" and "The Motion Picture Industry — Motion Picture Distribution".

We may be unable to find sufficient distribution.
Because we lack the resources to distribute the Film ourselves, we plan to enter into distribution agreements with established distribution companies. As a result, we will lack the security of obtaining distribution agreements or revenue guarantees before funds are spent on production. In addition, if we are unable to obtain theatrical distribution on acceptable terms, we may evaluate other alternatives such as retaining a distributor as an independent contractor or bypassing theatrical distribution altogether. If we retain a distributor as an independent contractor we may need to seek additional financing to cover this cost. If we bypass theatrical distribution and attempt to release the Film directly to pay cable or home video, we will probably not generate enough revenues to become profitable. If we are unable to obtain adequate distribution or additional financing to release the Film ourselves, we will have no ability to generate revenues. See "The Company — Strategy For Licensing the Film's Distribution Rights".

Distributors are more likely to maximize a film's revenues when their own funds are at risk.
We intend to use the proceeds from this offering to finance the Film and therefore we will not depend upon funds from a distributor in order to produce the Film. A distributor may expend more time and resources marketing a film when its own funds are at risk. If a distributor does not sufficiently market our Film, our revenues may be reduced.

Distributors may spend more to market the Film than will be justified by our ultimate box office success.
It is impossible to predict the Film's ultimate success at the box office. If a distributor anticipates a large return at the box office, it may spend a great deal to market the Film in advance of its release. These marketing costs are usually deducted from the returns the distributor pays to a producer, such as the Company. While this strategy is intended to maximize a film's ultimate success, it may decrease our eventual returns if the Film is not sufficiently successful.

Accounting of our share of box office receipts will be outside of our direct control and we may be unable to get accurate accounting from a distributor.
We believe that financing the Film independently may give us certain advantages in negotiating a distribution arrangement. For instance, we expect that we will be able to negotiate certain audit rights that will help mitigate the risk of a distributor misstating or otherwise manipulating revenues owed to the Company. In addition, a distributor's ability to make timely payments and reputation for accurate accounting will be primary considerations when negotiating a distribution arrangement. Nonetheless, while we intend to request certain audit rights which are customarily granted, distributors are often in a position to account for revenues in a manner that makes it difficult for an audit to determine a producer's actual

share of revenues. There are also certain costs associated with audits that are outside of the normal course of our operations. Therefore, there is no assurance that we will be able to get an accurate accounting of revenues owed to the Company or that audits will reveal gains in revenues to the Company which outweigh the costs of the audit.

If we decide to dissolve, we may be unable to sell our assets for adequate value.

When we determine that we have licensed or otherwise commercialized the majority of the Film's rights, we intend to sell our remaining assets, distribute the proceeds to our stockholders and dissolve the Company. Liquidation of our assets will consist of selling any residual rights we have retained to license the Film for exhibition or otherwise assign our copyrights and trademarks.

We cannot be certain of finding a suitable buyer for these assets before we incur losses. If we are unable to find a suitable buyer in a timely manner, we will be forced to sell our assets for less than their present value or wait until we find a more attractive offer. If we choose to wait, we will incur expenses in the meantime, reducing the amount we can distribute to stockholders. See "Management's Plan of Operation".

If we dissolve, we may not have sufficient assets for our stockholders to recover their investment.

Once we have reserved $8.75 per share on behalf of the Series A preferred shareholders and distributed 37.5% of our remaining "adjusted cash balances" as contingent compensation, we intend to reserve 80% of any remaining holdings on behalf of the Class A preferred stockholders and 20% on behalf of the common stockholders.

If we dissolve, our assets available for distribution will be based primarily upon the commercial success of the Film. In addition, the assets available for distribution to shareholders will also be affected by:

- the price we obtain for the Film's residual rights;

- any unanticipated liabilities or expenses that arise in connection with the production of the Film;

- any reimbursements we may receive from a completion bond company; and

- any impact from corporate taxation.

All of these factors involve amounts that are impossible to predict. Therefore, you cannot be certain that any assets will remain after we dissolve or that our distribution of these assets will allow you to recover your full investment.

If we dissolve, our stockholders may be liable for future claims.

If we decide to dissolve the Company, we will notify all current and former employees, contractors and creditors and give them a reasonable period of time to alert us of any remaining obligations. We will then pay all known obligations of the Company and set aside a contingency for future claims that we believe are reasonably likely to arise.

By giving potential claimants reasonable notice of our intention to dissolve and setting aside these amounts, we do not anticipate having any additional obligations, pending claims, or future claims reasonably likely to arise within ten years of dissolution.

However, there is no guarantee that unanticipated claims will not be brought against us after we dissolve. If the amounts we have set aside are insufficient to satisfy those claims, then under the Delaware General Corporation Law each of our stockholders will be liable for the lesser of his or her proportionate share of the claims or the aggregate amount of any distributions we have made to the stockholder.

Our results of operations may vary depending upon our ability to project the Film's revenues.

In accordance with U.S. generally accepted accounting principles (GAAP) for the motion picture industry, we intend to amortize our production costs based on current estimates of the total revenues we expect to receive from the Film. We are required to regularly review these estimates and revise them when necessary. As a result, our results of operations may vary from quarter to quarter based on our revisions in estimates caused by changes in economic conditions affecting the motion picture industry in general and the viewing audience in particular. A downward revision in our revenue estimates would potentially require a change in the amortization rate of film costs resulting in reduced or negative quarterly earnings. See "Management's Plan of Operation".

International trade risks and fluctuations in currency exchange rates could decrease our revenues.

Although we intend to transact our foreign business in United States dollars, fluctuations in foreign exchange rates may adversely affect our results of operations because changes in the values of foreign currencies relative to the value of the United States dollar could make it comparatively less profitable to exhibit the Film in certain territories. This would adversely affect our business.

We have no operating history.

Prior to the Company's recent formation we had no operating history from which to evaluate our operating performance, our potential for success, or our ability to produce the Film.

We face many risks inherent in a start-up business, including difficulties and delays frequently encountered in connection with the commencement of operations, operational difficulties and our potential underestimation of initial and ongoing costs.

While our management team has experience in strategy, finance, operations and various aspects of movie production and marketing, we intend to retain experienced personnel to assist us in producing and commercializing the Film. However, the Company has no history of producing or distributing movies. Therefore, there is no historical basis on which to evaluate the Company's ability to produce or commercialize the Film.

While some of the personnel associated with the Company have been associated with commercially successful movies in the past, we cannot be certain that the Film will enjoy the same degree of success or that we will ever achieve profitability.

The Film contains mature themes and may be subject to ratings restrictions and censorship.
Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon the Film ultimately receiving a rating from the Motion Picture Association of America, or MPAA, that is no more restrictive than R.

We intend to produce the Film in such a manner that it will ultimately receive an R rating. However, due to the subjective nature of MPAA ratings, the Film may be unable to obtain a rating less restrictive than NC-17 without substantial editing. Our ability to edit the Film will be restricted by our agreements with Mr. Gordon, who has final approval over editing decisions on the Film. Furthermore, even if the Film is able to obtain a rating less restrictive than NC-17, we may choose to exhibit the Film in an uncensored form without an MPAA rating. If we decide to exhibit the Film unrated, we will do so because we believe that this strategy will generate more revenue than the alternative of releasing the Film in a truncated or censored form.

Although certain films are released in an unrated form, this could potentially cause a reduction in marketing and advertising support from a distributor, resulting in fewer distribution venues and thus a smaller audience.   Therefore it is difficult to predict the impact on our revenues of releasing the Film unrated or editing the Film further.

In addition, censors in certain foreign jurisdictions might find elements of the Film to be objectionable. We may be forced to make revisions before exhibiting the Film in these jurisdictions further adding to our expenses. The release of the Film in certain jurisdictions may be denied regardless of revisions. These occurrences would reduce our international revenues. See "The Motion Picture Industry — Motion Picture Distribution".

Risks Related to this Offering
Our preferred stock is not listed or quoted at the present time and an active trading market might not develop.
The Company does not meet the minimal standards for listing on the Nasdaq National Market or SmallCap Market exchanges. We will therefore seek to have our Series A preferred stock quoted on the OTC Bulletin Board, commonly known as the OTCBB. However, inclusion on the OTCBB, if granted, does not guarantee that an active and liquid trading market will develop.

OTCBB stocks are equity securities that are not traded on Nasdaq or listed on an organized exchange and are instead quoted through a separate quotation system. As a consequence, market data such as quotes, volume and market size may not be as up-to-date as it is for securities listed on the Nasdaq National Market or SmallCap Market exchanges.

If you attempt to trade shares of our Series A preferred stock, you may find that these shares have limited liquidity, meaning that your order may be only partially executed or may not be executed at all. This will depend on the number of shares you wish to trade and the number of market makers available. In addition, because of the large spreads typical between an OTCBB market maker's bid and ask prices for a particular security, you may experience significant losses if you need to sell your shares immediately after this offering. If the bid price for our Series A preferred shares is much lower than the ask price, you will not be able to sell your shares at a profit unless the market value of the stock rises substantially.

In 2003 the NASD plans to launch a new market, the Bulletin Board Exchange, also known as the BBX. This market will eventually take the place of the OTCBB, which will be phased out. The BBX will have minimal qualitative listing criteria for issuers relating to public float and number of stockholders as well as certain minimal corporate governance requirements. Although these guidelines have not yet been adopted and are still subject to approval by the Securities and Exchange Commission, or SEC, proposed guidelines have been released. Based on these proposed guidelines, we anticipate that we will be able to satisfy the listing standards for the BBX and therefore will continue to have our stock price quoted once the OTCBB is eliminated. However, our failure to obtain or maintain a listing on the BBX following the elimination of the OTCBB would result in our Series A preferred stock being traded on an OTC electronic quotation system known as the Pink Sheets Electronic Quotation System. That system is substantially similar in its workings to the OTCBB.

Even if our Series A preferred stock is able to trade, the market price may be volatile which could result in litigation.
The offering price of our Series A preferred stock was determined by us and by our underwriter, Civilian Capital, and was based upon the amount of capital projected to make the Film, without considering assets, earnings, book value or any other objective standard of financial valuation. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, investors may be unable to resell their shares for more than the offering price even if our operating results are positive.

The price at which shares of our Series A preferred stock might trade may fluctuate substantially due to factors such as:

- the Film's performance at the box office;

- conditions in the entertainment industry, particularly the movie industry;

- competitive trends, including the box office performance of other independently produced films;

- the agreement of well known actors to perform in the Film;

- the commercial and critical success of other films released by people associated with the Film; and

- the reception of the Film at film festivals and by movie critics.

All of these factors, coupled with the recent increase in the volume of trading in OTCBB securities, could result in wide price fluctuations.

In the past, class action litigation has often been brought against an issuer following periods of volatility in the market price of its securities. We could become involved in this type of litigation in the future, which is often costly and would divert both our resources and our management's attention away from running our core business.

If our Series A preferred stock ever becomes a "penny stock," broker-dealers that trade in our stock will be subject to extensive additional regulation.

Depending upon a variety of factors that are outside of our control, if our Series A preferred stock is able to trade on the OTCBB it may fall within the definition of a "penny stock" set forth in Rule 3a51-1(a) under the Securities Exchange Act of 1934, as amended, commonly referred to as the 1934 Act. Under this act, our stock would be considered a penny stock unless it meets at least one of the following criteria:

- the highest bid displayed for our stock on the OTCBB is $5 or more, and at least two market makers are currently displaying bid and ask quotations for our stock at specified prices;

- we have net tangible assets of at least $5 million or, if we have been in existence for more than three years, $2 million; or

- our average revenues during the previous three years are at least $6 million.

Therefore if, for example, our Series A preferred stock were to drop in price below $5 per share, it would almost certainly be considered a penny stock. Rules under the 1934 Act impose an extensive series of disclosure obligations and sales practice requirements on brokers who sell penny stocks to persons other than established customers, institutional investors or wealthy individuals, including requirements that:

- a broker must deliver a standardized risk disclosure document before opening an account for a customer to whom they recommend either the purchase or sale of a penny stock (Rule 15g-2);

- a broker must make specific disclosures when they sell a penny stock to, or purchase a penny stock from, a customer (Rules 15g-3, 15g-4 and 15g-5);

- if the purchase was recommended by the broker, the customer must be provided with a uniquely tailored monthly statement (Rule 15g-6); and

- before a customer is allowed to purchase penny stocks, a broker recommending penny stocks must document the customer's suitability and obtain a written agreement from the customer (Rule 15g-9).

If our Series A preferred stock falls under the definition of a penny stock at any time, these rules would restrict the ability of brokers to find buyers, which would restrict your ability to sell shares in the secondary market.

This offering will be canceled if we cannot sell all of the shares.

The underwriter, Civilian Capital, is conducting this offering on a best-efforts, all-or-none basis. This means Civilian Capital has made no commitment to purchase any of our Series A preferred stock. It also means the offering will be canceled and no shares will be issued nor any underwriting fees or commissions paid unless

Civilian Capital sells the entire offering within the offering period. See "Underwriting".

Our underwriter has limited experience.

Civilian Capital became a member of the NASD in October 2000, with the intention of offering and selling securities of entertainment companies which produce films and other entertainment projects. Although certain principals of Civilian Capital have extensive experience in the securities industry, the underwriter has not participated in any other public offering, whether as a syndicate member, managing underwriter or member of a selling group. The limited experience of Civilian Capital may adversely affect the offering of our Series A preferred stock.

This offering will be marketed largely over the Internet by our underwriter and there will not be extensive traditional selling efforts.

Civilian Capital intends to contact prospective investors by publicizing our offering through a posting on its website and by e-mail and other solicitation of prospective investors from selected Internet databases. Prospective investors who so consent will receive a prospectus through electronic delivery. Civilian Capital may also contact prospective investors through traditional selling efforts. However, Civilian Capital does not maintain a traditional retail sales force and does not anticipate working with our management in an extensive "road show" to meet potential investors. If the underwriter is not able to obtain significant interest in this offering from its website and other Internet marketing, the offering may not be completed.

Our management may have the ability to control matters requiring stockholder approval.

Upon completion of this offering, there will be 900,000 shares of common stock outstanding issued to our founders, our management and our board of directors, and 900,000 shares of Series A preferred stock issued to investors in this offering. Since each share of Series A preferred stock has only one-half vote per share, our founders and management will exercise effective control over a majority of the voting stock of the Company. If our founders and management act together, they can significantly influence matters requiring stockholder approval, including the election of our directors, our entering into of a distribution agreement for the Film, the cessation of all or a substantial part of our business or the dissolution of the Company.

However, our amended and restated certificate of incorporation provides that certain other significant matters require an additional level of stockholder approval — approval by a majority of the shares of Series A preferred stock actually voting. Examples of these significant matters include:

- amendments to the certificate of incorporation;

- the approval of a merger;

- any additional offerings of shares in the Company;

- making any additional film other than a sequel to the Film; and

- selling all of our assets (other than as part of a film distribution arrangement).

Finally, the highest level of stockholder approval is required for any transaction relating to a material part of our assets that is between us and any of our affiliates. In that instance, approval requires the vote of 50% of all voting stock outstanding as well as a majority of the shares of Series A preferred stock outstanding.

For those matters requiring approval of only 50% of the voting shares outstanding, such as the authorization of a film distribution, licensing or sale arrangement, the requisite approval could be obtained solely from our shares of common stock, without needing any votes from the holders of the Series A preferred stock. As a result, we would not be required to solicit proxies for your approval in such situations. Instead, we would only be required to notify our stockholders no less than ten days prior to the anticipated closing of the proposed distribution, licensing or sale arrangements. See "Principal Stockholders" and "Description of Securities."

Our certificate of incorporation and bylaws, as well as Delaware law, may discourage a takeover of the Company.
Certain provisions of our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law, give our board of directors the power to delay, discourage or prevent a takeover of the Company. These provisions may discourage bids for our stock at a premium over the market price and may adversely affect the market price, voting rights and other rights of the holders of our Series A preferred stock. See "Description of Securities".

Civilian Capital may continue to have influence over us.
Following the completion of this offering, Civilian Capital has the option to designate one person for election to our board of directors for up to three years from the effective date of the registration statement. Of our three directors, our sole independent director, Brett Young, is the designee of Civilian Capital. Accordingly, Civilian Capital will continue to have influence over our operations following the completion of this offering, and its interests may not be consistent with those of our stockholders. Civilian Capital's designee on our board of directors could be in a position to cast a deciding vote on matters of importance.

Conflicts of Interest

Civilian Capital

Mr. Gordon, Mr. Hawke, Mr. Stoff and Ms. Lynn each participated in developing "Billy Dead" into a feature film prior to being approached by the underwriter of this offering, Civilian Capital. Because they had not originally planned on financing the Film through a public offering, Civilian Capital has played a larger role in the Company's formation and in the development of this offering than an underwriter would traditionally. Civilian Capital's activities in connection with both our formation and with this offering have included helping to locate our officers and board of directors, our legal counsel for securities and general corporate matters, and our independent auditors.

In addition, the Chief Executive Officer of Civilian Capital has co-signed personally for a line of credit we obtained in December 2002. This line of credit is being used to cover incorporation expenses, certain development expenses, and certain legal and accounting fees we will incur as a result of this offering. We have agreed to repay it in full out of the proceeds of this offering.

Civilian Capital's parent company, Civilian Pictures, Inc. — which we refer to in this prospectus as Civilian Pictures — has granted options to purchase shares of its common stock to Mr. Gordon, one of our founders, and Ms. Lynn, who is an officer of the Company. These options were issued in September of 2001 in connection with Mr. Gordon and Ms. Lynn's roles as advisors to Civilian Pictures and were not issued in connection with this offering. If exercised, Mr. Gordon and Ms. Lynn's combined holdings will amount to less than 0.5% of the outstanding common stock of Civilian Pictures.

In addition, Brett Young, a member of our founders and a member of our board of directors, is a minority stockholder of Civilian Pictures. Mr. Young has less than 5% of the equity of Civilian Pictures. See "Underwriting".

Aspects of our interests and the interests of Civilian Capital may be adverse with respect to this offering. Civilian Capital's involvement in our business and financial affairs creates a potential conflict of interest between Civilian Capital in its role in the formation of the Company and as the underwriter of this offering. However, we do not believe this conflict will interfere with our ability to manage our business in a manner that is consistent with the best interests of our stockholders.

Howard Rice

Howard Rice, our counsel for securities and general corporate matters, previously advised Civilian Pictures in connection with the formation of Civilian Capital. This creates a potential conflict of interest for Howard Rice to the extent our interests and the interests of Civilian Capital could be adverse with respect to this offering. Howard Rice has fully disclosed this potential conflict to both Civilian Capital and the Company, and both Civilian Capital and the Company have consented to Howard Rice representing us in connection with this offering.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Plan of Operation," "The Motion Picture Industry" and "The Company" contains forward-looking statements. These statements relate to future events or our future financial performance. Their accuracy is dependent on known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressly or implicitly predicted by the forward-looking statements. These risks and other factors include those listed under "Risk Factors". In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors," which may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, as a result of new information or otherwise.

Dividend Policy

Since our inception, we have not declared or paid any cash dividends on any of our stock. We do not anticipate paying any cash dividends on either our preferred or common stock in the foreseeable future and plan instead to retain our future earnings, if any, to distribute to our stockholders upon dissolution. Any future payment of dividends will be made at the discretion of our board of directors.

Capitalization

The following table sets forth the capitalization of Billy Dead, Inc. as of December 31, 2002:

- on an actual basis which gives effect to a recapitalization authorized by the board and stockholders on December 1, 2002 and the filing in February 2003 of our Amended and Restated Certificate of Incorporation; and

- on a pro forma, as adjusted basis which gives effect to the proceeds of $7.88 million to be received from the sale in this offering of 900,000 shares of Series A preferred stock at $8.75 per share, which we estimate will be approximately $7.18 million after deducting: (1) the underwriting commission of $549,000; (2) our estimated offering, development and corporate startup expenses; and (3) the reimbursement of the line of credit, payment of accounts payable and related party and compensation due to the CEO/CFO upon completion of the offering.

Shares of Series A preferred stock outstanding does not include 54,000 shares issuable to Civilian Capital upon the exercise of the Underwriter's Warrants to be issued upon completion of this offering.

This table should be read in conjunction with Management's Plan of Operation, our financial statements and the notes to the financial statements appearing elsewhere in this prospectus.

	As of December 31, 2002	
	Actual	**Pro Forma**
Cash……………………………………………………………	$25,000	$7,144,912
Deferred Offering Costs………………………………..………	$13,978	—
Total…………………………………………………..……	$38,978	$7,144,912
Line of Credit………………………………………………….	$25,000	—
Accounts Payable…………………………………….…….....	$2,500	—
Accounts Payable - Related Party…………………………….	$20,066	—
Subtotal…………………………………………………….	$47,566	—
Stockholder's (Deficit) Equity:		
Series A preferred stock, $0.001 par value, 954,000 shares authorized; actual: none issued and outstanding; pro-forma: 900,000 issued and outstanding (Liquidation preference: up to $8.75 per share, then 4:1 preference to common stock)………..	—	$ 900
Common stock, $0.001 par value, 900,000 shares authorized; 900,000 issued and outstanding, actual and pro forma……………………………………..…	$ 900	$ 900
Additional Paid in Capital…………………..…………….	—	$7,175,100
Accumulated Deficit………………………………………….	($10,418)	($32,918)
Total Stockholders' (Deficit) Equity………………………….	($9,518)	$7,143,982
Total Capitalization…………….…………………………….	$38,048	$7,143,982

The Company

The Company was formed in September 2002 in order to produce and commercialize a feature film tentatively titled "Billy Dead". We plan to utilize the funds from this offering to produce the Film, to pay for expenses associated with the commercialization of the Film, and to finance our general corporate expenses.

We have assembled a creative team that we believe is qualified to produce a high-quality motion picture. Once the Film is completed, we intend to license the worldwide distribution rights to one or more established distribution companies for exhibition including theatrical, pay television, DVD and video rentals and cable or network television. Once we have licensed, sold or assigned the distribution rights and any other remaining residual rights, including copyrights and trademarks, we intend to dissolve the Company and distribute the proceeds to our shareholders.

The Company's strategy is to assemble a creative team, screenplay and cast that we believe has the potential for commercial success. Predicting the success of a motion picture is difficult and highly subjective. It is not possible to accurately predict the viewing audience's acceptance of a particular motion picture. In order to evaluate our potential to achieve a distribution agreement and appeal to a viewing audience, we have used the following criteria:

- **An exceptional story.** The story must be unique and have the ability to make an emotional connection with the audience.

- **Compelling character roles capable of attracting well-known actors.** Actors have many choices in film roles and often consider a specific role's ability to yield a strong performance, the subject matter of a film and its general audience appeal, and the potential for the role to yield critical acclaim such as an Academy Award™.

- **The involvement of actors and actresses with proven public recognition and appeal.**   Actors are critical to achieving commercial success. The industry competes heavily for the most well-known actors because of their audience appeal and proven ability to generate a large audience. Without a recognizable cast, it is often difficult to obtain distribution from established distribution companies.

- **An established and respected director.** The director is primarily responsible for visualizing the Film and expressing that vision throughout the production. In addition, the director's experience, reputation, relationships and stature in the industry may enhance the producer's ability to attract well-known actors.

- **An experienced producer with a reputation for finishing films on time and within budget.** The producer is responsible for establishing and maintaining fiscal responsibility during the production of a motion picture. It is essential that the producer have extensive experience and a quality reputation. In addition, the choice of a producer greatly impacts a film's ability to obtain a completion bond from a reputable completion bond company. See "The Company — Production of the Film".

- **A relatively low production budget.** Production budgets for motion pictures range from tens of thousands of dollars for small independent films to hundreds of millions of dollars for large studio films. In order to maximize a film's potential for commercial success and generating revenues which exceed costs, a film's production budget should be as minimal as possible that will nonetheless allow a director and producer to deliver a high quality motion picture with a recognizable cast. Many films that are produced on limited budgets are unable to command well-known talent and therefore have a low likelihood of achieving distribution.

We believe that the Film meets the preceding criteria for the following reasons:

- **"Billy Dead" is based upon an acclaimed novel.** The book, written by Lisa Reardon and published by Viking Penguin in 1998, received wide attention and extensive praise from critics upon its release:

  > "…an arresting, suspenseful plot that seems ready-made for translation into a script for television or the movies. Until the riveting last scene, the reader is skillfully led through a psychological maze… and to a final, violent outcome that seems both surprising and inevitable."
  > —*Atlanta Journal-Constitution*

  > "A stunningly bold debut."
  > —*The Boston Globe*

  > "Moving, heartbreaking, and always vividly told."
  > —*The Detroit Free Press*

- **The subject matter of "Billy Dead" is bold and controversial.** We believe the subject matter will help us draw attention to the Film and allow us to command the audience's attention in the specialized distribution marketplace.   We also believe that the treatment of the subject is professional and sensitive, yielding rich characters which will evoke a strong emotional response in the audience.

- **Ethan Hawke has provided us with a written expression of his interest in playing the leading role of "Ray Johnson".** Mr. Hawke, who is also performing as an Executive producer for the Film, is an internationally recognized actor, director and novelist with a track record of involvement with motion pictures that have received international distribution and acclaim. Mr. Hawke has starred in numerous feature films, including "Dead Poets Society", "Before Sunrise" and "Gattaca". In 2001, Mr. Hawke was nominated for an Academy Award™ for his role opposite Denzel Washington in "Training Day".

- **Keith Gordon has agreed to direct the Film.** Mr. Gordon is an experienced director, actor, writer and producer, and we believe that his reputation in the motion picture industry will enhance our ability to attract well known actors. Mr. Gordon has directed five films, including "Waking the Dead", starring Jennifer Connelly and Billy Crudup, "Mother Night", starring Nick Nolte, "A Midnight Clear", starring Ethan Hawke and Gary Sinese, and the upcoming "The Singing Detective", which stars Robert Downey Jr., features Mel Gibson and is scheduled for release by Paramount Classics in October 2003. In addition, Mr. Gordon has produced three movies — two of which he also directed — which have all been completed within budget and on schedule. Mr. Gordon's films have all received distribution from established distribution companies. Moreover, Mr. Gordon has never failed to attain a completion bond when required.

- **Julie Lynn has agreed to produce the Film.** Ms. Lynn is an experienced producer with such credits as an associate producer on the films "Still Breathing", "Kill the Man" and "Twin Falls Idaho"; and co-producer of the Emmy Award winning HBO film "Wit", directed by Mike Nichols, and the drama "Joe and Max". Recently Ms. Lynn supervised production of the horse unit for Gary Ross's "Seabiscuit," produced by Universal Pictures, Dreamworks Entertainment and Spyglass. Ms. Lynn has developed a reputation for producing films within budget and on schedule and has never failed to receive a completion bond when required.

- **"Billy Dead" has a relatively low production budget.** We have spent a significant amount of time and effort to develop a production budget for the Film that we believe will best balance the potential returns of our Film with our desired cast, creative team and production values. See "Use of Proceeds".

We believe that satisfying the preceding criteria will enable us to produce a high quality motion picture capable of obtaining distribution and attracting an audience.

The Screenplay

The following briefly summarizes the story of the Film. It does not attempt to cover every scene, character, or plot point, but only to give a feel for a full length, very complex piece. We may modify or enhance certain elements of the screenplay during production, although our agreement with a completion bond company will impose certain restrictions on our ability to do so. See "The Company — Production of the Film".

                          "Billy Dead"

FADE IN:

EXT. RURAL HIGHWAY
Houses whip by in black and white.



                              Ray Johnson (VO)
                         People lose people. I don't
                         know why we're so damned
                         careless. Folks lose their
                         kids, men lose their women.
                         For every person, there's
                         someone wondering where and
                         why they lost them.

                         INT. RAY'S PICKUP
                         Color soaks in as RAY JOHNSON
drives. He is thirty and weathered, but with a boy's
eyes — soft, vulnerable, hopeful.

SALLY, Ray's long time girlfriend, rides shotgun. She is thirty-four — middle class to Ray's working class.

EXT. HOUSE
They pull up to their run down house and discover GINNY HONEY, Ray's sister-in-law, waiting for them.

God. It must be Billy again, Ray figures. What'd he do this time?

                    GINNY
          Billy's dead. Someone killed him.

Billy's dead. Somebody bashed his brains in with a rock and then held his hand and smoked a few butts while he flickered out. It couldn't have happened to a more deserving son of a bitch.

But what should be the end of an ugly family chapter instead just stirs up memories in dead Billy's little brother — Ray.

CUT TO:

RAY'S BOYHOOD HOME - FLASHBACK
Grainy fragmented scenes of violence and sexual abuse that start ugly and grow worse, fleshing out the past as the mystery of Billy's murder unfolds.

CUT BACK TO PRESENT:



EXT. ROAD
Ray wanders down a Michigan country road. He looks in the ditch, examining rocks and broken glass. Ray wonders… how did he get to this place?

SHERIFF MCCUTCHEON pulls up. The sheriff has questions for Ray:

                    SHERIFF
          Where were you the night Billy was
          murdered? When did you see him
          last? Who would want him dead?

                    RAY
          It would be quicker to tell you who
          didn't want Billy dead.

FLASHBACKS TOGGLE BETWEEN THE PAST AND PRESENT:
Each flashback reveals more clues to the murder - and what's going on inside Ray.

As we are brought up to speed on this dark family history we're reminded of an unpleasant truth — real horror is what loved ones can do to each other in the familial pressure cooker. And in that pressure cooker, the lines between love, hate, family, sexuality, and violence can get blurrier than any of us would like to admit.
CUT TO:

INT. BEDROOM - FLASHBACK
RAY, NOW FIFTEEN, has chicken pox. His hands have been tied to his bed frame by his parents to prevent him from scratching.

JEAN, NOW THIRTEEN, gleefully tortures Ray with a lit cigarette in revenge for the sexual violence that was taken out on her years before.

And yet, beneath her angry act, there is also a powerful emotional connection between the two that neither of them can admit to or understand.

CUT TO:

EXT. O'DONNELL'S METAL WORKS — THE PRESENT
Ray is on break at O'Donnell's Metal Works. A RACOON climbs up on the fence. It begins to speak. None of Ray's CO-WORKERS take note as the raccoon tells Ray it saw Billy's murder go down.

Ray is growing ever more used to the line fading between reality and his tortured imagination.

LATER AT THE METAL WORKS:
The Sheriff arrives and bums a smoke from Ray.

                    SHERIFF
          You're no longer a suspect.

Apparently the police have verified Ray's story — he was at work when Billy was killed. The Sheriff gives Ray some details: The murderer followed Billy as he crawled all the way up North Lake Road, and then finished him off just before he could reach Dewey's tavern.

                    SHERIFF
          Someone was there with him... playing
          games.

Someone finally did it.

INT. RAY'S PICKUP
Ray feels compelled to drive to Jean's house.

                    RAY
              (To himself)
          I ain't supposed to be here.

But he goes anyway.

EXT. JEAN'S GARDEN
Ray finds Jean and they talk.
There is something between
them — more than shared
history or sibling bonds;
something long repressed but
barely under the surface.



Ray reaches out to Jean. She
turns away.

Jean's rejection leaves Ray face to face with his
life's defining moment, the summer Ray, Jean, and his
best friend RANDY skipped town to a remote fishing
cabin.

CUT TO:

EXT. LAKE - FLASHBACK
Randy and Ray are seventeen, Jean is fifteen, and to
them it's the best summer of their lives. Free from
their parents, they can drink and party to their
hearts' content. It's their first real taste of
freedom, which they
squeeze for all it's
worth.



And then their freedom
gradually twists
around them. Randy is
gone during the week,
leaving Ray and Jean
alone.

Things go too far — in
a world that has
caused them so much pain, that has given them no way
out of the violence and coldness of their family, Ray
and Jean fall in love. Right or wrong, each is the
others only shelter and hope — each the only real
tenderness the other has ever known. What do you do if
the only person you've ever loved, and who's ever loved
you, is the person the world will never let you have?

INT. CABIN BY THE LAKE
Randy walks in one afternoon. He is horrified to
discover Ray and Jean together. Their secret is out.
They now have a permanent stain on their hearts.

BACK IN TOWN:
The family reacts violently as Randy spreads news of
the scandal. Ray leaves town and again abandons Jean
to the wolves.

The things Ray did and didn't do that summer have
haunted him ever since.

CUT BACK TO PRESENT:

INT. RAY'S PICKUP
Ray decides to solve the murder on his own. He drives
to his FATHER's house.

RAY'S FATHER'S HOUSE:
The Sheriff is leaving as Ray arrives. Ray notices a
pack of Marlboros on the counter. Jean has been here —
but why?

LATER:
The mystery behind Billy's murder begins to unravel in
front of Ray. He finds the ugly truth too much to
handle and begins a fierce drinking binge. He rapidly
flashes between present and past, his downward spiral
kicked into overdrive. He's snapping.

INT. FUNERAL PARLOR
At Billy's funeral, the
sheriff is quickly
closing in on a suspect
as Ray is ready to
explode.



THE SHERIFF REACHES FOR HIS GUN, BUT RAY LEVELS THE GUN AT SUE'S FACE

And when the identity of
Billy's murderer is
finally revealed, the
fuse is lit.

*In order to preserve the viewing experience for our potential audience, we have
omitted specific details concerning the ending of the Film at the request of the
filmmakers.*

The Filmmakers

What follows are brief creative biographies of the Filmmakers. Although we believe it is important to give you some sense of the previous body of work of our creative personnel, we cannot assure that the Film will enjoy the same degree of commercial or critical success as the movies mentioned below. See "Risk Factors".

Keith Gordon has agreed to direct the Film. As the director, Mr. Gordon will be primarily responsible for overseeing the creative elements of the filmmaking process such as acting, cinematography, set design and post-production.

Mr. Gordon began his professional life as an actor, appearing in leading roles in John Carpenter's "Christine"; Brian De Palma's "Dressed To Kill" and "Home Movies"; the hit comedy "Back To School"; as well as supporting roles in numerous films, including Bob Fosse's "All That Jazz". He simultaneously worked extensively in New York theater, both on and off Broadway.

Mr. Gordon then starred in, co-wrote and co-produced the independent feature "Static", which earned him the Best Actor award at the 1987 Madrid Film Festival.

In 1989, Mr. Gordon wrote and directed "The Chocolate War", adapting Robert Cormier's classic novel. Mr. Gordon received an IFP/Spirit Award nomination for best first feature.

Next, Mr. Gordon adapted and directed "A Midnight Clear" from the William Wharton autobiographical anti-war novel of the same name. The film starred Ethan Hawke and Gary Sinise and was listed in numerous year-end "10 best" lists. Mr. Gordon received his second IFP/Spirit Award nomination, this time for Best Screenplay.

In 1997, Mr. Gordon produced and directed "Mother Night", starring Nick Nolte, from the classic, blackly comic Kurt Vonnegut novel. It was named one of the 10 best films of the decade by critic David Sterrit of the Christian Science Monitor.

In 2000, Mr. Gordon's feature adaptation of Scott Spencer's mysterious, romantic novel "Waking the Dead" was released. It starred Billy Crudup and Jennifer Connelly, and was executive produced by Jodie Foster. The film received an IFP/Spirit award nomination for best screenplay, and was praised by the Los Angeles Times as "impressive and satisfying, a rich and provocative experience" and by the San Francisco Chronicle as "one of the most powerful romances of recent years."

In the summer of 2002, Mr. Gordon completed filming "The Singing Detective", starring Robert Downey Jr., Mel Gibson, Adrien Brody, Katie Holmes and Robin Wright-Penn. The movie is an update of the classic, surreal BBC series, adapted by the original writer — the acclaimed Dennis Potter — before his death. After the film debut at the 2003 Sundance Film Festival, Daily Variety Magazine commented: "Gordon again demonstrates the intelligent craftsmanship that marked such ambitious prior efforts as 'Mother Night,' 'A Midnight Clear' and 'The Chocolate War.'" Paramount Classics licensed the distribution rights for "The Singing Detective" in February 2003, and the film is scheduled for a U.S. theatrical release in October 2003.

Mr. Gordon has also directed several television pieces, including two segments of Oliver Stone's "Wild Palms" mini-series for ABC; an episode of Barry Levinson's "Homicide"; two episodes of Paul Attanasio's series "Gideon's Crossing"; an episode of Showtime's award-winning film-noir anthology series "Fallen Angels"; and two episodes of FOX's "Twilight Zone" style anthology series "Night Visions".

Mr. Gordon has worked for a variety of companies as a director, writer or producer, including Baltimore Pictures, Propaganda Films, Showtime Networks, The American Broadcasting Company, NBC Studios, Fine Line Features, New Line Cinema, Icon Entertainment, Warner Brothers Television, Touchstone Televisions, Gramercy Pictures, Egg Pictures and Polygram Pictures.

Julie Lynn has agreed to produce the Film. As the producer, Ms. Lynn will be primarily responsible for coordinating the logistical elements of production, such as hiring personnel; securing locations; contracting for production facilities; and managing the Film's schedule and budget.

Ms. Lynn is a partner in Mockingbird Pictures, a film development company in Los Angeles, California. A former attorney with a J.D. from the University of Virginia's School of Law, Ms. Lynn developed film packages as a Creative Executive at Mark Johnson Productions (1994-1996) before moving on to be Vice President of Production at the film company Fresh Produce (1996-1999). Her first film as an associate producer was the 1998 film "Still Breathing". Ms. Lynn then served as an associate producer on both "Kill the Man" (1999) and "Twin Falls Idaho" (1999).

Ms. Lynn's films as a co-producer are the Emmy Award winning HBO film "Wit" (2001), directed by Mike Nichols, and the drama "Joe and Max" (2002), produced for the Starz network. Ms. Lynn then supervised Production of the horse unit for Gary Ross's "Seabiscuit," which was produced by Universal Pictures, Dreamworks Entertainment and Spyglass Entertainment and is scheduled for release in the summer of 2003. Also see "Management".

Ethan Hawke is acting as an executive producer for the Film and has indicated to us in writing his interest in playing the lead role of "Ray Johnson". As an executive producer, Mr. Hawke has assisted us in developing the project. Mr. Hawke is co-founder and artistic director of the non-profit New York City theatre company Malaparte. He has directed the films "Straight to One" (1994) and "Chelsea Walls" (2001) and has written the novels "The Hottest State" and "Ash Wednesday".

Mr. Hawke made his film acting debut in 1985's "Explorers", but first gained audience attention in "Dead Poets Society" in 1989. Mr. Hawke has since acted in "Dad" (1989), "White Fang" (1991), "Mystery Date" (1991), "A Midnight Clear" (1991), "Waterland" (1992), "Rich In Love" (1992), "Alive" (1993), "Reality Bites" (1994), "White Fang 2" (1994), "Quiz Show" (1994), "Floundering" (1994), "Before Sunrise" (1995), "Search And Destroy" (1995), "Gattaca" (1997), "Great Expectations" (1998), "The Newton Boys" (1998), "The Velocity Of Gary" (1998), "Joe The King" (1999), "Snow Falling On Cedars" (1999), "Hamlet" (2000), "Tell Me" (2000), "Waking Life" (2001), "Tape" (2001), and "Training Day" (2001) for which he was nominated for an Academy Award for Best Supporting Actor.

Erwin Stoff has agreed to work with Mr. Hawke as an executive producer on the Film. As an executive producer, he will assist us on the casting arrangements for the Film, consult with us on production issues and help facilitate licensing the Film to distributors.

Mr. Stoff is a principal partner of 3 Arts Entertainment, a motion picture development and talent management company. As a manager, Mr. Stoff's clients include Mathew Broderick, Chris Rock, Ethan Hawke, and Keanu Reeves. He has also produced or co-produced "Bill & Ted's Bogus Journey" (1991), "Excessive Force" (1993), "Picture Perfect" (1997), and "Sweet November" (2001).

Mr. Stoff's first motion picture as an executive producer was the 1986 Wes Craven-directed made-for-TV movie, "Casebusters". He has since executive produced "Loaded Weapon 1" (1993), "Chain Reaction" (1996), "Feeling Minnesota" (1996), "The Devil's Advocate" (1997), "The Matrix" (1999), "Austin Powers - The Spy Who Shagged Me" (1999), "The Replacements" (2000), and "Hardball" (2001).

Strategy for Independently Financing and Producing the Film

By financing and producing the Film outside the studio system, our strategy seeks to:

- *Eliminate unnecessary costs associated with accepting advance production funding from a studio.* Studios typically charge high rates of interest, overhead fees and other miscellaneous expenses to film productions. By eliminating these costs and only seeking to use the studios for distribution, we can significantly reduce the overall costs of the Film and thereby increase the likelihood of achieving revenue in excess of the Film's costs.

- *Negotiate a lower distribution fee.* By financing the Film independently, we are reducing the risk that would otherwise be taken by a distributor or studio. As a result, we expect that we will be able to negotiate a lower distribution fee than would be the case had we used any advance funding from a distributor. For instance, in theatrical exhibition the distribution fee is typically 30% to 40% of the total amount a distributor collects from the exhibitor. To the extent that we are successful in negotiating a lower distribution fee, we will receive a larger percentage of gross receipts from each of the different revenue streams associated with the Film's exhibition.

- *Exercise greater control over licensing the distribution rights by creating a competitive bidding situation among distributors.* Throughout the production process, we will be meeting with various distribution companies in order to educate them about the Film. Based on our meetings and the response that the Film receives, we may seek to negotiate distribution agreements at any time before, during or after the completion of the Film.   Our intention is to create a competitive bidding process among distribution companies in order to negotiate more favorable terms in our overall distribution deal and increase our potential revenue.

- *Reduce or eliminate the hidden costs associated with cross-collateralization by a studio or distributor.* Often a distributor will charge a producer for costs that are incurred by other films a distributor releases. This procedure, called "cross-collateralization", often reduces a film's financial return. By producing the Film independently and negotiating arms-length distribution arrangements, our strategy is to minimize or eliminate these charges.

- *Maintain greater creative control.* We believe that specialty movies, such as our Film, are best able to appeal to a specialty audience by maximizing the ability of proven artists to control creative decisions.

While we believe that it is advantageous for us to produce the Film independently, there are a number of disadvantages associated with producing a film outside the studio system. These include:

- *Our lack of distribution agreements prior to financing and producing the Film.* Distribution is critical to the movie maximizing the potential revenue associated with exhibition. We cannot guarantee that the movie will receive distribution. If we are unable to obtain distribution we will have no alternate sources of revenue.

- *Our dependency on the distributor to market the Film to the public.* Even if we are successful in negotiating a distribution agreement, we will have little control over how the distributor releases and markets the Film. A distributor may release the Film in a very limited number of theaters, spend limited resources marketing and promoting the Film, pull the Film from theaters too soon or choose not to release the Film at all.

- *Our lack of additional resources should we run over budget*. If we are unable to produce the Film on schedule or within budget, our funds may be insufficient to complete the Film. Unlike the studios, we will have no alternate sources of funds and the completion bond company would likely take control of completing the Film on behalf of the investors.

- *Reduced leverage with distributors.* We will be marketing a single film, compared to certain other independent production companies that produce multiple films for sale to distributors. Distribution companies typically offer more favorable financial terms to companies that produce multiple films, because the distributor may thereby be able to obtain additional films to distribute.

Production of the Film
We will manage the making of the Film through the four phases of production before its initial release — development, pre-production, principal photography and post-production.

Development. The development phase of the Film is nearly complete. We have acquired an option on both the novel "Billy Dead" and the current draft of the screenplay by Mr. Gordon. Mr. Stoff and Mr. Hawke initially managed the development of the project, acquiring various intellectual property rights and retaining Mr. Gordon to write the screenplay. Ms. Lynn then managed the project through budgeting, scheduling, negotiating various agreements, and preparing for this offering.

Pre-production. The pre-production phase of the Film will begin as soon as is practical after the successful completion of this offering and subject to finalizing availability with key cast members. We anticipate that this phase will last between two and six months as we prepare for the start of principal photography.   We will begin pre-production by casting our remaining lead performers and will then search for younger performers resembling our lead actors for certain flashback scenes. Once casting is final we will obtain any required production related insurance policies which are customary in the industry. We will then select our filming locations, secure any necessary facilities or stages, and hire our remaining production personnel.

Principal photography. This is the phase in which each of the scenes of the Film is photographed. We expect that principal photography will take up to three months to complete, although certain factors, such as weather, may delay this process. The final shooting location will depend on weather conditions, budgetary considerations, labor regulations, insurance requirements, requirements of our completion bond, creative preferences and the availability of production resources.

Post-production. This is the final production phase, during which the footage photographed during the principal photography phase is assembled, edited and integrated with sound, titles and special effects, to prepare the movie for exhibition. We expect post-production to take between four and eight months.

Budget Contingencies. As discussed earlier, we will be required to spend significant funds to produce the Film before we can generate any revenues. We anticipate that the funds raised in this offering will be sufficient to produce the Film and to pay for any administrative expenses associated with the Company. However, the amount budgeted for the Film may be insufficient as a result of:

- our inability to obtain actors or other independent contractors in accordance with the budget;
- labor difficulties;
- key personnel becoming unavailable within our schedule; or
- a decision to self-distribute the Film or otherwise incur a portion of the expenses related to the distribution of the Film.

As a result, we have included a contingency in our production budget to cover unforeseen expenses. While this contingency typically ranges from 5% to 10% of a motion picture's estimated budget, we have elected to reserve a contingency of approximately 10%.

If our budget is insufficient to complete the Film and license the distribution rights, we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we will need to obtain stockholder approval to amend our certificate of incorporation and increase the number of authorized shares of capital stock. If we do not receive such approval, or if we are otherwise unable to raise additional financing on acceptable terms, we may be unable to complete the Film and license it for distribution.

The Completion Bond. In order to minimize the risk of budget overruns and to add an additional level of protection for investors, we have elected to include in our certificate of incorporation the requirement that we obtain a completion bond before we produce the Film. A completion bond, or "completion guaranty", is a form of insurance which provides that, should the producers run into significant problems completing the Film, the bond company would:

- advance any sums in excess of the budget required to complete and deliver the Film;

- complete and deliver the Film itself; or

- shut-down the production and repay the financier (Billy Dead Inc. in our case) all monies spent thus far to produce the Film.

In addition to ensuring that the Film is completed within budget, the bond company will also be responsible for ensuring that the Film is delivered to us within a pre-determined schedule, follows the script and is technically suitable for exhibition in theaters. The bond company will place certain restrictions and limitations on us to ensure that the production is following a pre-determined schedule. For example, the completion bond agreement will contain a cash flow schedule that sets forth the timing and amounts of cash advances required to finance production of the Film. We will be required to deposit funds in a specific production account in accordance with this cash flow schedule.

The completion bond company will have the right to take over the production if they determine that the Film is significantly behind schedule or over budget, or that the production is otherwise not proceeding in a satisfactory manner. This will include the right to replace any member of our production team, including Mr. Gordon and Ms. Lynn. The involvement of the completion bond company comes to an end when the Film is delivered, or production monies are refunded, in accordance with these parameters.

In order to receive a completion bond from a reputable company, we will be required to submit our budget, script, shooting schedule and other production elements for their analysis and approval. Once this process is complete and we have accepted the financial terms of the bond, we will be able to commence production.

Finally, we expect that the completion bond will set forth a number of important exclusions. For example, the completion bond company will not be required to incur, or reimburse us for, expenses relating to any items not included in the Film's approved budget. This would include distribution fees, residual payments to creative guilds, or liability for copyright infringement.

It is important to note that the completion bond company does not, in any way, guarantee the commercial or artistic success of the Film.

The above does not represent a complete description of a typical completion bond and the final terms of any agreement will be subject to negotiation. We do not anticipate any difficulty in obtaining a completion bond for the Film. Mr. Gordon and Ms. Lynn have never had a completion bond company take control of a film production with which they were associated. In addition, Mr. Gordon and Ms. Lynn have never failed to obtain a completion bond when required for any films in which they were involved. However, in the event that we are unable to obtain a completion bond on acceptable terms, we intend to liquidate the Company and distribute our remaining assets to our stockholders. See "Management's Plan of Operation".

Strategy for Licensing the Film's Distribution Rights
We do not plan to distribute the Film ourselves and will therefore seek distribution with established motion picture distribution companies. As we have discussed, we

believe the Film has the proper elements — including the key cast, a bold and controversial story, a reasonable budget and a strong production team — to attract an independent distributor, a mini-major studio or the specialty arm of a major studio distributor. See "The Motion Picture Industry — Motion Picture Distribution".

Successfully licensing the Film's distribution rights is critical to the commercial success of the Film and therefore the Company. However, as we have discussed in the risk factor section, we cannot guarantee that the Film will receive distribution, or if it does, whether the terms of the distribution agreement will result in proceeds sufficient to cover the costs of the Film.

Every distributor has specific capabilities and demand for certain types of films. Based on our relationships with these distributors and knowledge of the distribution landscape, we intend to engage in discussions with selected distributors, through which we will gauge interest with the intention of conducting a competitive bidding process for the Film's distribution rights.

During the negotiating process, we will consider a number of issues including:

- the distributors' historical track record and expertise in marketing movies of similar size, cast and genre;

- whether the distributor is willing to buy worldwide rights or only a portion of the rights;

- the amount and ability of a distributor to provide us a guaranteed minimum advance against future revenues from the Film;

- the percentage of the Film's revenues that the distributor will retain as a distribution fee from each of the Film's revenue streams including theatrical, pay television, DVD and video rentals and sales and cable or network television and whether the fees will be based on the Film's gross or net revenues in each category

- the release strategy the distributor intends to employ, such as a wide release (more than 1,500 screens) or a limited release (less than 500 screens), and the minimum number of screens on which the distributor will guarantee the Film is shown;

- the minimum and maximum amounts the distributor is willing to commit to spending on advertising and making copies of the Film (known as prints) for release;

- whether the distributor's rights will be perpetual or lapse after a certain period of time;

- a distributor's willingness to honor agreements the Company has entered into, including our commitment to give Mr. Gordon approval of the final edit of the Film;

- a distributor's reputation for accurate accounting; and

- a distributor's ability and reputation for making timely payments to producers.

We will attempt to balance these considerations and negotiate a distribution arrangement that we believe will best maximize the returns to our shareholders.

However, some of these considerations may conflict with each other and we will not be able to predict which strategy will maximize the Company's revenues.

If we are unable to negotiate terms of a distribution agreement which are acceptable to us, we may elect to forego theatrical distribution and license the Film directly to pay cable or home video. Since films that forego theatrical distribution typically generate significantly less revenue than those that are released into theaters, this approach would be used as a last resort.

Industry Compensation Arrangements

Most of the creative and production personnel that work on a movie are short-term employees or "for hire" contractors who are compensated for their services at a predetermined rate. It is also customary in the motion picture industry to pay contingent compensation over and above these fees to certain key employees and contractors. Customary contingent compensation arrangements in the industry include:

- fixed deferrals;

- residual payments; and

- gross or net profit participations.

Fixed Deferrals. Key creative personnel, including the director, producer, writer and actors, often negotiate fixed deferral payments of flat fees tied to a film's financial returns. We have not granted any fixed deferrals and have no plans to do so.

Residual Payments. The principal collective bargaining organizations for personnel within the movie industry are: the Directors Guild of America, or DGA; the Writer's Guild of America, or WGA; the Screen Actors Guild, or SAG; the American Federation of Musicians, or AFM; and the International Alliance of Theatrical Stage Employees, or IATSE. When a movie producer involves members of these organizations in a film, they are required to comply with certain residual payment obligations. These obligations are set forth in agreements between these organizations and the AMPTP (which represents the major studios) and provide that a percentage of a film's gross revenues in certain markets must be paid to these organizations for the benefit of their members. As an example, SAG currently requires payment of between 4.5% and 5.4% of the gross revenue attributable to videocassette exploitation and 3.6% of television exploitation, with no residuals due for theatrical exploitation. We expect to accrue and pay standard residual payments based on the collective bargaining agreements associated with our creative team.

Profit Participations. The last form of contingent compensation is a "profit participation", which entitles the recipient to additional compensation based on the financial performance of the particular motion picture. Granting profit participation to certain key creative personnel is common for both larger studio films as well as smaller independent films. For smaller independent movies, this form of contingent compensation is critical to attract high quality creative personnel who work for less upfront compensation than they otherwise might receive on a larger, more costly movie. By paying this contingent compensation, producers are able to attract these high quality creative personnel while simultaneously reducing the upfront costs.

The two forms of profit participation that are typically negotiated and paid as contingent compensation are either "gross" or "net" profit participation. Gross profit participation, granted in extremely rare cases where the importance of the actor or director is critical, is calculated based on gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted. Net profit participation is far more common, and is the arrangement we will be using to pay contingent compensation. Net profit participation is calculated based on net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Thus, a gross profit participation receives a percentage of the first dollar received by the Company before any costs are deducted, while the net profit participation receives a percentage out of revenue remaining after certain costs are deducted.

We do not intend to grant or pay gross profit participation to anyone. We will, however, pay net profit participation to our key creative personnel. This form of contingent compensation will equal 37.5% of our "adjusted cash balances", referred to in certain of our agreements as our "adjusted gross receipts", which will consist of the cash available to our Company after paying all film, general and administrative and other corporate costs, income taxes, reserving for the Series A liquidation preference on behalf of our Series A stockholders, and reserving for any additional foreseeable contingent liabilities. See the flow chart of cash distributions in the section "Management's Plan of Operation — Termination Plans".

We have entered into net profit participation agreements with various members of our creative and management team including, among others, Mr. Ryan, Ms. Lynn and Mr. Gordon. In total, we will grant net profit participation amounting to 37.5% of our "adjusted cash balances" to persons who will manage our Company and work on (or act in) the Film, including Mr. Ryan, Ms. Lynn and Mr. Gordon. See "Management's Plan of Operation".

The contingent compensation arrangements we have entered into (or intend to enter into) with members of our production and management team, including Mr. Ryan, Mr. Gordon and Ms. Lynn, require performance of their duties under their applicable contracts and can be forfeited in the event of non-performance or other circumstances. In the instance of forfeiture, this compensation could be granted to other persons who make up the production or management team.

In addition to their contingent compensation arrangements, Mr. Gordon and Ms. Lynn are receiving a flat fee for their services as the director and producer of the Film and are beneficial owners of shares of our common stock. See "Principal Stockholders" and "Management".

Employees
As of April 2003 we had no full-time employees. As is typical in motion picture production, we intend to use short term employees and independent contractors to produce the Film. We plan to retain most of these short term employees and independent contractors after we begin production, and most of our agreements with these employees and contractors will end by the time production is completed.

Ms. Lynn will negotiate our employment agreements with members of the Film's production staff. Some members of our production staff will belong to unions or guilds. When this is the case, the union or guild may negotiate with Ms. Lynn on that person's behalf.

Most of the unions and guilds within the movie industry are parties to collective bargaining agreements with the Alliance of Motion Picture and Television Producers, or AMPTP, which represents the major studios. Although we are not a member of the AMPTP, and therefore are not a party to any of the AMPTP's collective bargaining agreements, these agreements will nonetheless serve as a reference point during our negotiations with unions, guilds and members of the Film's production staff.

Facilities

Our corporate offices are in Los Angeles, California and occupy approximately 250 square feet. We rent this space from Apologetic Productions, a motion picture development company owned by Ms. Lynn. We pay $100 per year to rent this space and the lease will continue until terminated by either party in writing by giving 30 days notice. See "Related Party Transactions."

Legal Procedures

We are not presently a party to any legal proceedings.

The Motion Picture Industry

Overview

The motion picture industry in the United States has evolved dramatically over the last 30 years, with the advent of cable television and home video rapidly expanding the market. Movies are currently licensed for international exhibition on pay-television, cable networks, theaters, video retailers and network television.

The Motion Picture Association of America, or MPAA, reports that domestic box office receipts for 2002 were $9.5 billion — a 95.4% increase over the past 10 years. Moreover, the number of tickets sold at movie theaters in the United States reached a record high of approximately 1.6 billion in 2002, an increase of 39.7% over the past 10 years. The continued growth in ticket sales, as well as other revenue streams such as DVD and video rental and sales, can be attributed in part to the fact that motion pictures are a high quality yet comparatively low cost form of entertainment.

Historically, the major studios financed, produced and distributed the vast majority of American motion pictures. Today, much of the financing and distribution of movies remains in the control of well established movie studios — the "majors" — and their affiliated subsidiaries. However, as the majors have become part of large diversified corporations, they have adopted a policy of producing a relatively small number of films each year. This has allowed the establishment of many smaller, independent film production companies, which currently supply many of the motion pictures released.

With the expansion of audience markets, distribution is no longer limited to films with the broadest possible audience appeal. More specific audiences are sought and profitably exploited for science fiction films, horror films, or specialty films targeted toward specific demographics or gender segments.

The movie industry consists of two principal activities: production and distribution. Production encompasses the development, financing and creation of feature-length motion pictures. Distribution involves the global promotion and marketing of movies in a variety of media, including theatrical, home video and television exhibition.

Within the movie industry, production and distribution are conducted by the majors, a number of smaller distribution companies collectively known as the "mini-majors", and various independent producers and distributors collectively known as "specialty distributors."

The majors include the Walt Disney Company, 20th Century Fox, Metro Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal Studios, Dreamworks SKG and Warner Brothers. The majors generally have their own production and distribution facilities and are part of diversified corporate groups with a variety of operations in addition to movie production and distribution. The majors finance and distribute most of the highest grossing theatrical movies released each year.

The mini-majors include Miramax Films, New Line Cinema, Artisan Entertainment, Lions Gate Entertainment and Focus Features (formerly USA

38

Films). The budgets of films financed, acquired or distributed by the mini-majors are usually lower than films distributed by the majors. Miramax, New Line and Focus are owned by the majors, while Artisan and Lions Gate are independent companies.

According to the MPAA, in 2002 the average budget for a film released by the majors was approximately $58.8 million. The average budget of a film released by mini-major distributors affiliated with the majors was $34 million. The budgets of the majors have been decreasing in recent years and the budgets of their affiliated subsidiaries have been increasing.

Finally, specialty distributors focus their efforts on producing and distributing lower budgeted films to specialized audiences. Some of these companies are independent of the majors, such as Cowboy Pictures and IFC Films, while some are owned by majors, such as Fox Searchlight and Sony Pictures Classics. While specialty distributors sometimes finance films, they often rely on acquisitions from independent producers for films they distribute. They may acquire these motion pictures before, during or after they are actually produced.

These industry participants account for the majority of films produced and released each year worldwide. According to Kagan World Media, in 2001:

- the majors released 148 feature films in the United States which received a box office average of $42.3 million, resulting in 77% of the total domestic box office;

- mini-major distributors affiliated with the majors, such as Miramax and New Line Cinema, released 95 feature films which received a box office average of $14.4 million per film, resulting in 16.8% of the total domestic box office; and

- all other mini-major and independent distributors released a combined total of 276 feature films which received a box office average of $1.8 million, resulting in 6.2% of the total domestic box office.

Independent Motion Picture Production

Independent production companies may be quite large and produce numerous films for release by the majors, such as Imagine Films or Revolution Studios, or they may be quite small and produce a single film for a specialized audience. Whatever their size and budget range, independent production companies rely on the majors, the mini-majors, and independent distributors to distribute their films, and on the majors, the mini-majors, independent distributors, banks and private investors to finance their films.

Single purpose corporations, such as our Company, are often formed to produce individual motion pictures. The sole asset of these single purpose corporations is the copyright of the movie they produce. Once a film is produced, the copyrights for different markets are sold outright and the Company is dissolved. Some films distributed by the majors, and many films distributed by the mini-majors and the independent distributors, are produced by these single purpose companies.

Phases of Film Production

The production of a movie occurs in four distinct phases before initial release: (1) development; (2) pre-production; (3) principal photography; and (4) post-production.

Development. The development phase is typically initiated by a movie producer working for either a studio or an independent film production company. The producer generally develops an original story or acquires the rights to a novel, a story or an original screenplay through an "option". An option on source material requires the producer to pay a small percentage of the ultimate purchase price in advance of production for a specified period of time, with the complete purchase price of the rights due before the motion picture is produced. The producer then finances the writing of a screenplay based on the acquired or developed work. During development, the producer may seek tentative commitments from a director, principal cast members and other creative personnel. The producer then prepares a production schedule and budget. The duration of this stage is difficult to predict and may be relatively brief or could last several years.

Pre-Production. After a movie has been financed and approved for production, the project enters the pre-production phase. During pre-production, which typically takes three to four months, the producer contracts for additional creative and production personnel, plans shooting schedules, establishes locations, secures any necessary studio facilities or stages, exercises any options to purchase the source material or script and makes any corresponding additional payments, finalizes the budget, secures various customary insurance policies and otherwise prepares for the start of filming.

Principal Photography. The principal photography phase is when a movie is actually photographed. Principal photography usually takes one to five months, depending on factors such as location, weather, budget, special effects and other requirements of the project.

Post-production. The final phase is post-production. Here a film is edited; the music, dialogue and special effects are finalized; and the dialogue, special effects, music and photography are synchronized.

It is extremely difficult to predict the relative expenses incurred in each of the preceding phases of film production. In very general terms, however, principal photography accounts for over half of the expense of producing a film, while the remaining expenses divide in roughly equal proportions among development, pre-production and post-production.

Motion Picture Distribution

The principle source of revenue in the motion picture industry is the licensing of a motion picture's distribution rights for exhibition throughout the world. Distribution rights include theatrical, DVD and video rental (i.e. home entertainment), pay per view television, pay cable television and network television. The business of film distribution consists of negotiating terms with exhibitors (i.e. the movie theater chains), making physical copies of a film, delivering these copies to exhibitors, and advertising and promoting a film to the public. Independent producers, such as the Company, generally lack the necessary financial resources, personnel and exhibitor relationships to self distribute a film and therefore enter into negotiated agreements to have their films distributed by established distribution companies.

Distribution Agreements. A typical distribution agreement grants the distributor the exclusive right to distribute the movie either worldwide or within particular regions from which the distributor is able to retain as a distribution fee a certain pre-negotiated percentage of the revenues generated by the movie. In certain instances a distributor will pay an upfront amount to the producer as an advance payment against future revenues. An independent producer will usually grant North American distribution rights — covering the United States and Canada — to a single distributor. The producer may grant international distribution rights to the same distributor, or may divide such rights among various international distributors.

Release Windows. A distributor will attempt to generate revenues by exhibiting a film in various channels or media within a specified territory. These various distribution channels, known as release windows, are timed sequentially after a film's initial theatrical release. In addition, the economics and associated distribution fees are different for each release window. Generally, a distributor seeks to release a film in the following window sequence:

- movie theatres;
- non-theatrical venues, such as airline flights and hotels;
- home video;
- pay-per-view;
- pay cable;
- network television; and
- syndicated television.

Domestic and international markets generally follow similar window sequence, although the international theatrical release may be up to nine months after the initial domestic release.

Ratings and Censorship. In both domestic and international markets, various censorship and ratings boards oversee the content of films released in their territories and often require producers to make editing changes before they will permit a film's release.

In the United States, films are rated by the MPAA in order to provide the viewing audience an objective guide to the nature and maturity level of the themes exhibited in a particular movie. These ratings are G (general audiences), PG (parental guidance suggested), PG-13 (parents strongly cautioned), R (restricted) and NC-17 (no one 17 and under admitted). According to the MPAA, in 2001: 67% of all films rated by the MPAA were rated R; 22% were rated PG-13; 7% were rated PG; and 4% were rated G. Because of the stigma associated with an NC-17, the most restrictive MPAA rating, there are limitations on exhibition and marketing venues. Therefore, if a producer is unable to obtain a rating less restrictive than NC-17 without diminishing a film's quality or marketability, a producer or distributor may choose to exhibit a film "Unrated" or without an MPAA rating. As a result, the NC-17 rating has been effectively eliminated in recent years. See "Risk Factors".

Release Strategies. Distributors employ different theatrical release strategies depending upon a film's genre, expected box office performance and the general competitive landscape. If a distributor believes a film has mass appeal and significant advance audience interest, the distributor is likely to pursue a wide release strategy in which a film is initially shown on more than 1,500 screens. If the distributor believes public awareness should be built gradually or by word-of-mouth in order to achieve box office success, the distributor may adopt a "limited" or "platform" release strategy. In a platform release, which is often used for specialty movies similar to our Film, a film is initially shown on a limited number of screens and later expanded to a greater number of screens.

Distribution Revenues. Exhibitors retain a portion of the gross box office receipts generated by a film at a given theater. This portion includes a fixed amount per week to help cover the exhibitor's operating costs plus a percentage of receipts that escalates during a film's exhibition in the theater. The distributor and the exhibitor negotiate these percentages on a film-by-film basis, and the exhibitor's share generally averages approximately 50% of a film's box office returns. The box office performance of prior releases of a distributor or producer is an important factor in negotiating these percentages.

For the home video market, the distributor sells video copies of a film in the form of video cassettes or DVDs to retailers. Retailers then rent these units to consumers. Traditionally, retailers retained all of the rental revenue a film generated. Recently some distributors have adopted a strategy known as revenue sharing, where they sell video units of a film to retailers at reduced prices in exchange for the right to receive a portion of the rental revenues. Regardless of which approach a distributor adopts, the amount of revenue generated in a film's video release generally correlates to a film's domestic box office performance.

Television rights include pay-per-view, pay cable, network, syndication and basic cable. The value of television rights is generally based on the success of a film at the box office, as well as a film's cast and genre. Network television rights are typically licensed only in the event of a highly successful theatrical release. Pay-per-view and cable rights may be licensed even in the event of an unsuccessful theatrical release or no theatrical release at all.

Typically, a direct to cable or direct to video release is undesirable unless a film is produced on a very low budget, as these release strategies often return substantially reduced revenues.

A distributor may also license a film for other forms of non-theatrical exhibition such as airlines, ships, military installations, prisons and hotels.

Over the last decade, the importance of various distribution avenues has changed dramatically. Although revenues from U.S. theatrical distribution have increased in recent years, most overall growth in the industry has come from international distribution, home video and pay television. For instance, foreign theatrical box office currently amounts to approximately 40% of the total box office for independent distributors.

Revenues from these various distribution channels shift substantially from year to year. Kagan World Media reports the following breakdown of world-wide revenues generated by the independent distributors Dimension, USA Films, Miramax, Lions Gate, Sony Classics, Artisan and Fine Line in 2001:

- 26% Theatrical world-wide revenues
- 56% Home Video world-wide revenues

- 18% Television world-wide revenues

Distribution Costs. Distribution costs are primarily incurred by duplicating the prints of a film to be exhibited on the required number of screens (based on the distributor's release strategy), and advertising and promoting a film. These combined costs are typically known within the industry as "prints and advertising".

Advertising costs include promoting a film through theatrical trailers, magazine ads, television ads, radio ads, billboards, websites, press releases, film festivals, interviews, celebrity appearances and premieres. For a major theatrical release, advertising costs are the most significant distribution expense because wide-release strategies usually include expensive television advertisements and large scale media campaigns. The size of the marketing and advertising budget is typically associated with the expected number of screens on which a film is debuted. If, for example, a film is considered a specialty film and the distributor elects to follow a limited release strategy in which a film is shown on less than 500 screens, the marketing and advertising budget would be commensurate. After a film's initial release, the distributor will continue to promote a film and spend certain advertising costs as it is released into other media windows. According to the MPAA, the average cost incurred by the majors in the domestic theatrical release of a film in 2002 was $30.6 million, and the average cost of domestically distributing a film through a mini-major was $11.2 million.

A distributor is usually responsible for a film's print and advertising costs within its exclusive territory. These costs are typically recouped by the distributor before a producer is paid revenues that exceed any negotiated cash advance the producer may have received. Distribution agreements will typically specify a minimum and maximum amount of print and advertising costs that the distributor will incur in distributing and promoting a film.

Distribution Fees. Revenues received by producers are impacted dramatically by fees that distributors charge for releasing a film in various territories. These fees are negotiated on a film by film basis and vary greatly depending upon a variety of factors, including the market in which a film is being released, the overall demand for a film, and the previous track record of the producers and talent involved in a film.   For instance, distribution fees are typically 30 to 35% for domestic theatrical; 40% for foreign theatrical; 25% for the outright sale of foreign rights; and 25 to 35% for home video, pay cable and syndication sales.

Additional Revenues

Most films generate the vast majority of their revenues within two years of initial release and nearly all of their revenues within five years of release.   If a film has viable franchise elements, such as potential sequel, merchandising or video game marketability, it may continue to generate significant additional revenues for many years after its initial release. It is impossible to predict the value of these additional revenue streams, and in many specialty movies, such as the Film, these additional revenues may be quite small.

Ancillary Revenues. Music from a film may be licensed for soundtrack releases, for public performances and for sheet music publications. Additional rights may be licensed to merchandisers for the manufacture of products related to a film, such as video games, toys, posters, apparel and other merchandise. Rights may also be licensed for sequels to a film, for television programming based on a film or for related book publications.

Residual Revenues. Regardless of the various distribution licenses a producer obtains to exhibit a film, the actual ownership of a motion picture's copyright often remains with the production company.

Copyright protection in a motion picture continues for 95 years from publication or 120 years from creation, whichever is shorter. Ordinarily, a number of individuals contribute authorship to a motion picture, including the writer, director, producer, camera operator, editor and others. These individuals are not always considered the "authors," however, because a motion picture is frequently a "work made for hire." In the case of a work made for hire, the employer, not the individuals who actually created the work, is considered the author for copyright purposes. For instance our Film, "Billy Dead", will be a work made for hire and Billy Dead, Inc. will be the author for copyright purposes.

Distribution rights are typically licensed for a specified number of years, which may range from less than ten years to "in perpetuity". These rights often revert back to the holder of a film's copyright after the specified period of time elapses. Although no one can be certain of the value of these residual rights, some older films retain considerable popularity and may be re-licensed for theatrical or television exhibition years after their initial release. In addition, new technologies brought about by the continuing improvements in technology, such as the Internet, occasionally create new exhibition opportunities for licensing by entities that own motion picture copyrights.

Various companies, primarily film distributors and film production companies, acquire and manage long term residual interests in movies through the maintenance of "film libraries". Producers often choose to sell their long term rights or otherwise assign a film's copyrights and trademarks to companies that maintain film libraries. This may be done as part of a comprehensive initial licensing or distribution deal, or a production company may retain these rights to be exploited separately from an initial distribution deal.

Management's Plan of Operation

The following discussion and analysis should be read in conjunction with the Financial Statements, related notes and other financial information contained elsewhere in this prospectus.

Estimated Startup, Film Development and Offering Expenses

We are a development stage company and lack any historical operating income. As of the completion of this offering, assuming that this offering is completed within a reasonable time frame, we estimate that our expenses will be: (1) initial corporate startup costs of approximately $40,000; (2) film development costs of approximately $23,000; and (3) expenses associated with this offering of approximately $150,000, excluding the underwriting commission.

Liquidity and Capital Resources

We expect that the funds provided by this offering will be sufficient for us to produce the Film, license the Film's distribution rights and provide for three years of general corporate expenses, if required.

Unlike a major studio which has resources to produce and distribute many movies, we plan to produce one film. If we do not complete the Film, we do not anticipate producing another movie. In addition, if the Film is commercially unsuccessful we will not have the capital resources to produce another film.

Source of Revenue

We anticipate that the Film will be licensed through domestic and international distribution channels, beginning with theatrical exhibition. We plan on making the Film available for home video and pay-per-view television approximately six months after theatrical release and for pay television approximately one year after theatrical release. See "The Motion Picture Industry" and "The Company — Strategy for Licensing the Film's Distribution Rights".

Future Results of Operation

Our future operating results will be subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.

Revenue Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. We intend to recognize revenues from home video distribution during the period the Film is available for retail sale.

Expense Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to initially capitalize the production costs of the Film. We will then amortize these production costs based upon the following ratio:

- the revenue earned in a given period; compared to
- our projections of the total revenues the Film may eventually realize.

We expect that the Film will generate the majority of its revenues within two years of its initial release, after exhibition in theatrical, home video, pay television and pay-per-view markets. Therefore, a majority of its production costs will have been amortized.

The commercial potential of the Film is impossible to predict. Therefore, it is impossible to predict the Company's income or losses with any accuracy. We therefore intend to regularly review and revise our revenue projections, which may result in a change of either the rate at which we amortize our production costs, or a write-down of the Film as an asset.

The Film is more likely to report losses, particularly in the year of its release, by using this method of accounting for production costs. This is because, if we estimate that our revenues will ultimately fall short of our projections, we will immediately recognize substantial losses through increased amortization. However, if the Film is a success, profits will be recognized over our estimate of the Film's entire revenue stream. This may result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on our ability to generate revenues throughout the various distribution channels.

Termination Plans

The following section includes brief discussions of certain U.S. federal tax issues that may result from a decision to dissolve the Company. We have not requested a ruling from the Internal Revenue Service, or IRS, on the tax consequences of owning our Series A preferred stock upon our dissolution. As a result, the IRS could disagree with portions of this discussion. You are urged to consult your own tax advisor with respect to the particular tax consequences of your ownership and disposition of our Series A preferred stock, including the effect of any state, local, foreign or other tax laws; or any changes in tax laws.

A typical film project generates the vast majority of its revenues within two years of its initial release and nearly all of its revenues within five years of release. We therefore anticipate that at some point within five years of the Film's initial release the expenses involved in maintaining our existence as a public company will begin to exceed the revenues then being generated by the Film. When expenses appear likely to exceed revenues in this manner, we intend to dissolve the Company and distribute our remaining assets to our stockholders.

Liquidation of Assets. If we decide to dissolve, we anticipate having both tangible and intangible assets. Our tangible assets will consist of the Film's net proceeds, if any. Our intangible assets will consist of:

- any present or future rights to license the Film for distribution that we have retained or that will eventually revert back to us; and

- any present or future residual rights we have retained to license or assign the Film's copyrights and trademarks for use in connection with sequels, adaptations, novelizations, merchandising and other ancillary projects.

The first step in dissolving the Company will be to sell these intangible assets to a company that maintains a film library or is otherwise in the business of acquiring or managing residual interests in movies. We may sell our intangible assets for cash, stock in the acquiring company, or some combination of the two.

We plan to begin negotiating with potential purchasers of our intangible assets before our expenses exceed our revenues. The more attractive the offer we receive from a potential purchaser, the earlier we will consider a sale. Nevertheless, you cannot be certain that we will identify a suitable purchaser for our intangible assets before our expenses exceed our revenues. As a result, we may be forced to either sell our intangible assets for less than their true value, or incur losses as we seek a more attractive offer. See "Risk Factors".

If we are unable to complete production of the Film, no sale of assets will be required before dissolution. Our assets would consist of any funds we receive under the terms of a completion bond agreement, and any remaining proceeds from this offering.

Distribution to Stockholders. The Delaware General Corporation Law and our articles of incorporation provide the manner in which our assets must be distributed on dissolution.

- **First,** dissolution must be approved by a vote of 50% of the outstanding shares of our capital stock, voting together as one class, where the holders of common stock have one vote per share and where the holders of Series A preferred stock have one-half vote per share. See "Description of Securities".

- **Second,** we will pay any remaining obligations of the Company, including any remaining contingent compensation, such as residual payments to creative guilds or "net participation" payments to creative participants.

- **Third,** we will be required to set aside an amount we believe is reasonably necessary to pay any known, pending or future claims against, or obligations of, the Company.

- **Fourth,** we will make a distribution to the holders of our Series A preferred stock of up to $8.75 per share (the price at which we are selling shares of Series A preferred stock in this offering) less any cash previously distributed to such holders. If our remaining assets are insufficient to make this distribution, we will distribute these assets proportionately among the preferred holders.

- **Fifth,** if we make a full distribution of $8.75 to the Series A preferred stockholders and still have assets remaining for distribution, we will distribute 80% of these assets to the Class A preferred stockholders and 20% to the common stockholders.

If the warrants to be issued to Civilian Capital to purchase 54,000 additional shares of Series A preferred stock have been exercised by Civilian Capital prior to dissolution, the aggregate amount to be distributed to the holders of Series A preferred stock, which will equal 80% of the total amount to be distributed to the holders of all our capital stock, will be allocated among 954,000 outstanding shares of Series A preferred stock, rather than among only the 900,000 shares to be issued in this offering.

Cash flow distribution model. The following chart illustrates the possible cash flow we anticipate for our Company. This is a simplified overview of a very complex process and does not take into account certain intricacies, such as tax laws, any residual payment obligations we may be required to pay creative guilds, or any amounts we will be required to set aside to pay any anticipated claims against our Company.   For instance, we cannot be certain that there will be any

assets available for distribution to our Series A preferred shareholders if we decide to dissolve, or that any such distributions will allow our stockholders to recover the full amount of their investment.

Nonetheless, we feel it may be useful to potential purchasers of our Series A preferred stock to present the following flow-chart:



Revenues
Theatrical / Box Office
DVD / Video Sales & Rental
Pay & Other Television
Other: • Non-Theatrical • Ancillary
Less
Distribution Costs
Proceeds ("Gross Receipts")
Billy Dead, Inc.
Less
Film Costs, Corporate Expenses & Taxes
Reserve for
Series A Preference of up to $8.75 per share
Distribute upon dissolution
Series A (Investors)
Resulting in
Adjusted Cash Balance ("Adjusted Gross Receipts")
62.5% Reserve
37.5% Contingent Compensation
(29%)
(8.5%)
Shareholder Distributions
Non-Founders
Founders
80%
Distribute upon dissolution
20%
Series A (Investors)
Common (Founders)

Tax Consequences of a Liquidating Distribution. If we dissolve and completely liquidate the Company, we intend to organize our liquidating distribution: (1) as a tax free return of capital to our stockholders; and then (2) as taxable capital gains paid from our earning and profits.

A return of capital would be, in this case, a return of any portion of your $8.75 per share investment in our Series A preferred stock, which would therefore reduce the basis of your investment. In other words, any liquidating distributions you receive are not taxable until you have recovered the basis of your stock. After the basis has been reduced to zero, you must report the liquidating distribution as a capital gain. Whether you report the gain as a long-term or short-term capital gain depends on how long you have held the stock.

If the total liquidating distribution you receive is less than the basis of your stock of $8.75 you may have a capital loss. You can report a capital loss after receiving a final liquidating distribution that results in the redemption or cancellation of our Series A preferred stock.

Changes in tax laws may impact our decision as to whether we liquidate the Company or distribute our profits to shareholders through alternate mechanisms, such as dividends. We intend to make this decision based upon our consideration of then current tax laws. Regardless of our decision, our strategy will be to return capital to our stockholders while minimizing the tax consequences of such a return.

Use of Proceeds

We estimate that the net proceeds from the sale of 900,000 shares of our Series A preferred stock will be approximately $7.18 million, based on an estimated offering price of $8.75 per share, and after deducting: (1) the underwriting discounts and commissions; and (2) our estimated offering expenses. This does not take into account the exercise of the 54,000 Underwriter's Warrants, which will not be exercisable until one year after the closing of this offering. If all of these Underwriter's Warrants are exercised, we may receive up to an additional $519,750.

We intend to use the proceeds we receive from this offering to finance production of the Film and for general corporate purposes. Before we begin production we intend to invest these proceeds in interest-bearing, investment-grade corporate and government securities. We have no understandings, commitments or agreements to acquire or invest in any other company.

A summary of our estimated use of the net proceeds from this offering includes:

Film Production Costs
Direct Production Costs…..………………	$5.30 million
Production Contingency…………………..	$ .54 million
Production Insurance and Legal………..…	$ .18 million
Completion Bond Fee………………..…	$ .14 million
Total Film Production Costs…………………	$6.16 million
General and Administrative Costs (3 years)…	$1.02 million
Total……………………….....……………	$7.18 million

We have established a line of credit for $50,000 which has been co-signed personally by the Chief Executive Officer of Civilian Capital, the underwriter. These borrowings have been used to cover certain development, legal and accounting costs associated with this offering. This includes a portion of the fees we have incurred from Howard Rice and our auditors, Raimondo Pettit Group. We have agreed to pay down and retire that line of credit out of the net proceeds of this offering or, alternatively, to cause the lender to remove the co-signer from the line of credit if we decide to keep the line of credit in place following the offering.

We expect to enter into agreements that will require a distributor to pay duplicating, advertising and other expenses associated with distributing the Film. Therefore, distribution costs are not included as a part of this offering. See "Risk Factors," "The Motion Picture Industry" and "The Company — Strategy for Licensing the Film's Distribution Rights".

Management

Executive Officers, Directors and Key Employees

The following sets forth certain information regarding our executive officers, directors and key employees as of April 18, 2003:

Name	Age	Position
Charles F. Ryan III……………..	40	Chairman, Chief Executive Officer and Chief Financial Officer
Julie G. Lynn…………………...	36	Vice President, Secretary and Director
Brett W. Young…………………	38	Director

Charles F. Ryan III has served as our Chief Executive Officer, Chief Financial Officer and the Chairman of our board of directors since our inception. From June, 1999 to present, Mr. Ryan has served as a partner in Mockingbird Pictures, a movie production company he co-founded with Julie Lynn. From February 2001 through March 2002, Mr. Ryan was a senior investment banker at Credit Suisse First Boston, where he was responsible for mergers and acquisitions across a number of industry segments including media and telecommunication, healthcare and general industrial. From July of 1999 through February 2001, Mr. Ryan was the Chief Financial Officer for IFILM, an Internet company with the largest library of on-demand film online. From June 1996 through March of 1999, Mr. Ryan was a Vice President at Goldman Sachs, specializing in corporate finance and mergers and acquisitions in the healthcare industry. Prior to that Mr. Ryan was in the mergers and acquisitions group at Morgan Stanley. Mr. Ryan received his MBA from the Anderson School of Management at UCLA and his B.S. from the McIntire School of Commerce at the University of Virginia.

Julie G. Lynn has served as our Vice President, Secretary and member of our board of directors since our inception. From 2001 until the present, Ms. Lynn has served as the President and Secretary of Apologetic Productions, Inc., a movie production company where she is the sole owner and manager. From June of 1999 until the present, Ms. Lynn has served as a partner in Mockingbird Pictures, a movie production company she co-founded with Charles Ryan. From March of 1996 until May of 1999, Ms. Lynn worked as the Vice President of Production for the Fresh Produce Company, a movie production company. From September of 1994 until March of 1996, Ms. Lynn developed movies as a Creative Executive at Mark Johnson Productions. Before working in film production, Ms. Lynn practiced law as the Director of Programming and the Arts for the non-profit Thomas Jefferson Center. Ms. Lynn received her J.D. from the University of Virginia's Law School, and a B.A. from its College of Arts and Sciences. For additional background on Ms. Lynn's work as a filmmaker, see "The Company — The Filmmakers".

Brett W. Young has served as a director since our inception. Mr. Young has been an independent financial consultant since 1996. In this capacity he has raised capital for various early-stage companies specifically in the information technology, healthcare technology and services, and financial services industries.

From 1989 to 1996, Mr. Young was employed with HYY Group, a broker-dealer and asset management company located in New York City, as an analyst and portfolio manager. From 1986 to 1989, Mr. Young was employed as an analyst with Levy Harkins & Co., an asset management company located in New York City. Mr. Young is also an advisor to, and minority stockholder of, Civilian Pictures, the parent entity of our underwriter Civilian Capital. Mr. Young graduated from Rutgers College with a B.S. in Economics in 1986.

Audit and Compensation Committees

Our audit and compensation committees' responsibilities include:

- selection of the independent public accountants retained to conduct the annual audit and quarterly review of our financial statements;
- reviewing the proposed scope of the audit and approving the audit fees to be paid;
- reviewing our accounting and financial controls with the independent public accountants and our financial and accounting staff;
- reviewing and approving transactions between us and our directors, officers and affiliates; and
- providing a general review of our compensation plans and ensuring that they meet corporate objectives.

Brett Young and Charles Ryan comprise the Audit Committee, and Brett Young is the single member of our Compensation Committee. Mr. Young has never been an officer or employee of the Company. The Audit Committee has adopted a charter governing its duties and responsibilities.

Neither of our executive officers serve either *as a director* of any entity that has executive officers serving on our board of directors, or *on a committee* of any entity that has executive officers serving on our board of directors.

Compensation Arrangements for our Board of Directors

One of our directors, Brett Young, is neither an executive officer nor an employee of the Company. Mr. Young is, however, a minority shareholder of the underwriter. See "Underwriting". He has therefore agreed to resign as a director if at some point in the future the Company reasonably concludes that he does not qualify as an "independent" director.

We have issued to our three directors, Mr. Young, Charles Ryan, our Chief Executive Officer and Chief Financial Officer, and Julie Lynn, our Vice-President and Secretary, an aggregate of 216,000 shares of common stock in connection with the founding of our Company. Mr. Young was initially issued 72,000 shares; Ms. Lynn was initially issued 30,000 shares and Mr. Ryan was initially issued 114,000 shares. The Company has the right to repurchase all of these shares from each director for nominal consideration if at any time prior to the successful completion of this offering he or she is no longer a director. Of these shares, 75% may be repurchased by us at any time prior to the first anniversary of the completion of this offering if he or she has resigned as a director or has been removed by the shareholders for "cause". Of these shares, 50% may be repurchased by us between the first and second anniversary of the completion of this offering if he or she has resigned as a director or has been removed by the shareholders for "cause".

After the second anniversary of the successful completion of this offering we will no longer have any repurchase rights for any director's shares. In addition, if a director is not re-elected prior to the second anniversary of this offering, the Company will no longer have any repurchase rights for such director's shares.

We also intend to reimburse all of our directors for reasonable out-of-pocket expenses incurred to attend board or committee meetings.

Limitation on the Liability of Directors and Indemnification Matters

Our certificate of incorporation, as amended, limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

- any breach in their duty of loyalty to the Company or our stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- unlawful payments, dividends, stock repurchases or redemptions; or
- any transaction from which a director derives an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our certificate of incorporation, as amended, and our bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of any indemnified parties. We will also advance fees for the defense of any matter for which indemnification may be available, provided that the indemnified party delivers an undertaking to reimburse such advances if he or she is ultimately determined not to be entitled to indemnification. We are not obligated, however, to make advances in instances where we have sued the indemnified party for certain types of wrongdoing.

Regardless of whether our bylaws permit indemnification, we are permitted to secure insurance on behalf of any officer, employee or other agent for any liability arising out of his or her actions either: in their capacity as an officer, employee or other agent of the Company; or in certain other capacities, such as serving as a director of another corporation at the request of our board of directors. We intend to obtain such insurance in amounts our board of directors considers appropriate.

Executive Compensation and Stock Grants

The Company was recently formed and none of our executive officers has thus far received any cash compensation for his or her roles as officers and directors of the Company.

Charles Ryan. As compensation for serving as our Chief Executive Officer and Chief Financial Officer, Mr. Ryan will receive:

- cash compensation of $25,000, to be paid upon the successful completion of this offering, of which $2,500 had accrued as of December 31, 2002;

- additional cash compensation of $150,000 to be paid ratably over a three year term commencing with the completion of this offering;

- the right to purchase 144,000 shares of our common stock for $144; and

- a right to contingent compensation equaling 1.0% of the "adjusted cash balances" of the Company as described in "The Company — Industry Compensation Arrangements".

In the event that Mr. Ryan's three year term ends prior to its full-length, subject to certain exclusion such as being terminated for "cause", all remaining cash compensation shall be accelerated and paid.

Together with the 114,000 shares issued to Mr. Ryan for his duties as a member of our board of directors, his 258,000 total shares of common stock represent 28.7% of the common stock outstanding.

If Mr. Ryan resigns as our CEO and Chief Financial Officer, or is terminated by us for "cause", a portion of his 144,000 shares of common stock are subject to our re-purchase at a nominal consideration of $0.001 per share.

The portion of his common stock subject to our repurchase is:

- 100% prior to the completion of this offering;

- 75% prior to the first anniversary of the completion of this offering;

- 50% prior to the second anniversary of the completion of this offering; and

- 25% prior the third anniversary of the completion of this offering.

After the third anniversary of the successful completion of this offering, or if we terminate Mr. Ryan's employment at an earlier date without cause, we will no longer have any repurchase rights for Mr. Ryan's shares.

If Mr. Ryan resigns as our CEO and Chief Financial Officer, or is terminated by us for "cause" before we have finished production of the Film, a portion of his contingent compensation interest is subject to forfeiture. The portion of his contingent compensation subject to forfeiture is:

- 100% prior to the completion of pre-production;

- 80% prior to the completion of principal photography;

- 20% prior to the completion of post-production; and

- 10% prior to the delivery of the final version of the Film.

Julie Lynn. In addition to serving as the unpaid Vice President and Secretary of the Company, Ms. Lynn has entered into a production services agreement with us to serve as the Producer of the Film. As the Producer, Ms. Lynn will:

- continue her various pre-production efforts on behalf of the Film's development;

- produce the Film;

- supervise post-production in her capacity as the Film's producer; and

- assist in the promotion of the Film upon its release.

Ms. Lynn has also committed to provide us with office space through an arrangement with her production company, Apologetic Productions.

As compensation for her efforts as the Film's producer, Ms. Lynn will be paid:

- cash compensation of $150,000, which has been included in the Film's production budget;

- the right to purchase 270,000 shares of our common stock for $270; and

- a right to contingent compensation equaling 3.75% of the "adjusted cash balances" of the Company as described in "The Company — Industry Compensation Arrangements".

When combined with the 30,000 shares issued to Ms. Lynn for her duties as a member of our board of directors, her total of 300,000 shares of common stock represent 33.3% of the common stock outstanding.

Ms. Lynn will receive 20% of her cash compensation upon the completion of pre-production, 60% upon the completion of principal photography, 10% upon the completion of post-production and 10% upon the delivery of the final version of the Film. If Ms. Lynn resigns as Producer of the Film or is terminated by us for "cause" prior to the completion of her duties a portion of her contingent compensation interest is subject to forfeiture and a portion of her 270,000 shares of common stock are subject to our re-purchase at a nominal fee. The portion of her cash compensation, contingent compensation and common stock subject to forfeiture are:

- 100% prior to the completion of pre-production;

- 80% prior to the completion of principal photography;

- 20% prior to the completion of post-production; and

- 10% prior to the delivery of the final version of the Film.

Ms. Lynn's cash compensation, including her contingent compensation, will be paid through her film development company, Apologetic Productions. See "Related Party Transactions".

Other Employment Agreements

Keith Gordon. In addition to being a founder of the Company, Keith Gordon has entered into a production services agreement with us to serve as the director of the Film. As the director, Mr. Gordon will be responsible for:

- directing the Film;

- revising the script as needed;

- performing in the Film as needed;

- supervising post-production in his capacity as the Film's director; and

- assisting in the promotion of the Film upon its release.

As compensation for his efforts as the Film's director, Mr. Gordon will be paid:

- cash compensation of $250,000;

- the right to purchase 270,000 shares of our common stock for $270; and

- a right to contingent compensation equaling 3.75% of the "adjusted cash balances" of the Company as described in "The Company — Industry Compensation Arrangements".

- Mr. Gordon's 270,000 total shares of common stock represent 30% of the common stock outstanding.

Mr. Gordon will receive 20% of his cash compensation upon the completion of pre-production, 60% upon the completion of principal photography, 10% upon the completion of post-production and 10% upon the delivery of the final version of the Film. If Mr. Gordon resigns as Director of the Film or is terminated by us for "cause" prior to the completion of his duties a portion of his contingent compensation is subject to forfeiture and a portion of his 270,000 shares of common stock are subject to our re-purchase at a nominal fee. The portion of his contingent compensation and common stock subject to forfeiture are:

- 100% prior to the completion of pre-production;
- 80% prior to the completion of principal photography;
- 20% prior to the completion of post-production;
- 10% prior to the delivery of the final version of the Film.

Mr. Gordon's cash compensation, including his contingent compensation, will be paid to him through his creative services company, Sidetracked Productions, Inc., which we refer to in this prospectus as Sidetracked Productions. See "Related Party Transactions".

We believe that fees in our budget for Mr. Gordon and Ms. Lynn are consistent with standard compensation for a director or producer of a movie at this budget level. We also believe that the "net participations" we have arranged with them as contingent compensation and the terms relating to their forfeiture are customary for a movie at this budget level. See "The Company — Industry Compensation Arrangements".

We have included forfeiture provisions as part of Mr. Gordon's and Ms. Lynn's cash, equity and contingent compensation arrangements so that we will be able to retain and provide adequate incentive for a qualified substitute if either of them is unable to fulfill their obligations on behalf of the Company.

Mr. Ryan, Ms. Lynn and Mr. Gordon's compensation arrangements have been reviewed and approved by Mr. Young as the sole director of the compensation committee, and by our board of directors.

Related Party Transactions

Other than the transactions described below, since we were formed there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which any director or executive officer of the Company, any holder of more than 5% of any class of our voting stock, or any member of the immediate family of any such person has or will have a direct or indirect material interest.

Agreements with Keith Gordon / Sidetracked Productions

Mr. Gordon, one of our founders, is the sole owner and President of Sidetracked Productions, a creative services company which typically contracts Mr. Gordon's services, whether as a director, writer or actor. We have entered into a production services agreement with Sidetracked Productions in order to retain Mr. Gordon to serve as the director of the Film. Any cash compensation referred to in this prospectus relating to Mr. Gordon, including his contingent compensation arrangements, will actually be paid to Sidetracked Productions. See "Management — Other Employment Agreements" for a discussion of this compensation.

Agreements with Julie Lynn / Apologetic Productions

We have entered into a production services agreement with Apologetic Productions in order to retain Ms. Lynn, our Vice President, Secretary and member of our board of directors, to serve as the producer of the Film. Any cash compensation referred to in this prospectus relating to Ms. Lynn, including her contingent compensation arrangements, will actually be paid to Apologetic Productions. See "Management — Executive Compensation and Stock Grants" for a discussion of this compensation.

We have also entered into a lease agreement for office facilities with Apologetic Productions.

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our shares as of April 18, 2003. The information is provided with respect to:

- each person who beneficially owns more than 5% of the outstanding shares of our common stock, which is the only stock we have outstanding previous to this offering;

- each member of our board of directors;

- each of the named executive officers; and

- all members of our board of directors and executive officers as a group (3 persons).

Subject to community property laws where applicable, the named person has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned. The percentage of beneficial ownership for each stockholder is based on a total of 900,000 shares of common stock outstanding. The holdings of the persons listed below all are subject to certain rights the Company has to repurchase shares for nominal consideration in certain circumstances. See "Management". We also list below the percentage of votes each person would have after the completion of this offering, assuming the issuance of 900,000 shares of Series A preferred stock and taking into account the fact that the Series A preferred stock possesses only one-half vote per share.

Name of Beneficial Owner	Common Shares Beneficially Owned	% of Class	% of Votes after completion of offering
Charles F. Ryan III………..…	258,000	28.7%	19.1%
Julie G. Lynn……….....………	300,000	33.3%	22.2%
Brett W. Young……………..	72,000	8%	5.3%
Total Directors and Officers…...	630,000	70%	46.6%
Keith G. Gordon………..……	270,000	30%	20%
Total……………………….…	900,000	100%	66.6%

The address of all directors, executive officers and beneficial owners of more than 5% of our outstanding common stock is 2312 Lorenzo Dr., Los Angeles, CA 90068.

Description of Securities

The following is a summary of material provisions governing our capital stock. This summary is not complete and you should read this together with our amended and restated certificate of incorporation and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Upon the completion of this offering, our authorized capital stock will consist of:

- 900,000 shares of common stock, with a par value $0.001 per share, of which 900,000 shares will be issued and outstanding upon the completion of this offering; and

- 954,000 shares of Series A preferred stock, with a par value $0.001 per share and a liquidation preference of $8.75 per share, of which 900,000 shares will be issued and outstanding upon the completion of this offering and of which an additional 54,000 shares will be issuable upon exercise of the Underwriter's Warrants issued to Civilian Capital.

Description of Our Common Stock

- Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders.

- After all preferences have been paid on outstanding Series A preferred stock, holders of common stock may receive one-quarter of the aggregate amount of any dividends that our board of directors may declare on our Series A preferred stock out of funds legally available for that purpose.

- In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably with the Series A preferred stock in a ratio of 1:4, with the holders of common stock, as a class, receiving 20% of the remaining assets and the Series A preferred stock, as a class, receiving 80% of the remaining assets after payment of liabilities and any liquidation preference of Series A preferred stock that may be outstanding.

- The common stock has no preemptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions.

Description of Our Series A Preferred Stock

- Our Series A preferred stock is not convertible into common stock.

- Each share of our Series A preferred stock entitles its holder to one-half vote on all matters to be voted upon by stockholders.

- Series A preferred stock holders have a preference at liquidation equal to the issuance price of $8.75 per share.

- After the liquidation preference of $8.75 per share has been satisfied, the remaining assets, if any, would be distributed ratably to both the Series A Preferred and the common stock, as separate classes, in a ratio of 4:1, regardless of the number of shares of Series A preferred stock outstanding, with the holders of Series A preferred stock, as a class, receiving 80% of the remaining assets and the common stock receiving 20% of the remaining assets. See "Management's Plan of Operation".

We currently have no plans to issue any shares of stock after the completion of this offering, other than upon exercise of the warrants to be issued to Civilian Capital, or, if we need to reissue shares of common stock to replace any of our current officers, directors or employees whose shares would first have been repurchased as a result of the termination of their affiliation with the Company.

Warrants

At the closing of this offering we will issue a warrant to our underwriter, Civilian Capital, to purchase up to 54,000 shares of Series A preferred stock. The warrant will become exercisable on the first anniversary of the closing of this offering and will expire on the fifth anniversary. The Warrant will be exercisable at three different exercise prices:

- 18,000 shares at an exercise price of $9.19, which represents 105% of the public offering price of the shares of Series A preferred stock;

- 18,000 shares at $9.63, which represents 110% of the public offering price; and

- 18,000 shares at $10.06, which represents 115% of the public offering price.

The shares of Series A preferred stock underlying the warrants are identical to those offered to the public in this offering. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares issuable upon exercise in certain circumstances, as well as the exercise price. The warrants grant to the holder and to the holders of the underlying Series A preferred stock certain rights of registration of the shares of Series A preferred stock.

Provisions of our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by the board of directors, the Chairman of the board of directors or the Chief Executive Officer. Under our bylaws, stockholders wishing to propose business to be brought before a meeting of stockholders must comply with various advance notice requirements.

Under the amended and restated certificate of incorporation, each share of Series A preferred stock has only one-half vote per share and each share of common stock has one vote per share. As a result, the founders and management, who hold all of the outstanding shares of common stock, will exercise effective control over a majority of the voting stock of the Company. If our founders and management act together, they can significantly influence those matters that require a vote of only a simple majority of voting shares. Such matters include: the election of our directors; our entering into a distribution agreement for the Film; the cessation of all or a substantial part of our business; or the dissolution of the Company.

The amended and restated certificate of incorporation provides that for certain other significant matters an additional level of stockholder approval — approval by a majority of the shares of Series A preferred stock actually voting — is required. Examples of these significant matters include:

- amendments to our certificate of incorporation;

- the approval of a merger;

- any additional offerings of shares in the Company;

- making any additional film other than a sequel to the Film; and

- selling all of our assets (other than as part of a film distribution arrangement).

Finally, the amended and restated certificate of incorporation provides that the highest level of stockholder approval is required for any transaction relating to a material part of our assets that is between us and any of our affiliates. In that instance, approval requires the threshold approval of 50% of all voting stock outstanding and then a second level of approval from a majority of the shares of Series A preferred stock outstanding.

For those matters requiring approval of only 50% of the voting shares outstanding, such as the authorization of a film distribution, licensing or sale arrangement, the requisite approval could be obtained solely from our shares of common stock, without needing any votes from the holders of the Series A preferred stock. As a result, we would not be required to solicit proxies for approval of the holders of Series A preferred stock in such situations. Instead, we would only be required to notify our stockholders no less than ten days prior to the anticipated closing of the proposed distribution, licensing or sale arrangements.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Their address is 59 Maiden Lane, Plaza Level, New York, NY 10038; their general website is www.amstock.com; and their telephone number is (212) 936-5100.

Quotation of our Stock
We intend to seek quotations for our Series A preferred stock on the OTC Bulletin Board, commonly known as the OTCBB. We do not intend to trade our Series A preferred stock on NASDAQ or list on an organized exchange. Inclusion on the OTCBB does not guarantee that an active and liquid trading market will develop. In addition, the OTCBB is being phased out by the NASD in 2003 and a new market known as the Bulletin Board Exchange, or the "BBX", is being established. Unlike the OTCBB, the BBX will have minimal qualitative listing criteria for issuers relating to public float and number of stockholders as well as certain minimal corporate governance requirements. Although these guidelines have not yet been adopted and are still subject to approval by the SEC, proposed guidelines have been released. Based on these proposed guidelines, we anticipate that if this offering is successfully completed we will be able to satisfy the listing standards for the BBX and therefore will be able to have our stock price quoted once the OTCBB is eliminated. If our Series A preferred stock fails to meet the criteria to trade on the BBX, it will trade on an OTC electronic quotation system know as the Pink Sheet Electronic Quotation Service. That system is substantially similar in its workings to the current OTCBB.

Underwriting

Subject to the terms and conditions of the underwriting agreement, we have retained Civilian Capital as our exclusive agent to conduct this offering of 900,000 shares of our Series A preferred stock on a best-efforts, all-or-none basis. Civilian Capital has made no commitment to purchase all or any part of the Series A preferred stock we are offering. Civilian Capital has agreed to use its best efforts to find purchasers for our Series A preferred stock within a period of 90 days from the date of this prospectus, which may be extended by mutual consent of the Company and Civilian Capital for an additional 90 days, and an additional 10 business days thereafter to permit clearance of funds in escrow.

In order to participate in this offering you must be a customer of Civilian Capital approved to invest in public offerings. Civilian Capital limits the maximum investment in public offerings for those who do not qualify as "accredited investors" under federal securities laws. These limits are $10,000 for any individual public offering — such as this offering — and $20,000 for any combination of public offerings underwritten by Civilian Capital. Civilian Capital may further limit customer investments in public offerings at its own discretion. Civilian Capital does not limit the size of investments by customers who qualify as accredited investors.

Our Series A preferred stock will not be sold until the registration statement has been declared effective by the Securities and Exchange Commission and the final prospectus becomes available. However, prior to the registration statement being declared effective, persons who have opened an online brokerage account with Civilian Capital may review an electronic copy of this prospectus and place non-binding indications of interest in purchasing shares. Customers may cancel their indications of interest at any time prior to the offering being declared effective by the SEC.

Customers will be notified via email 24 to 48 hours prior to the offering being declared effective. If there are any amendments to the prospectus that require re-circulation, Civilian Capital will require customers to re-confirm their order.

Upon effectiveness of the offering, all indications of interest will become orders to purchase shares and funds will be transferred from Civilian Capital customer accounts to J. P. Morgan Chase Bank, as escrow agent.

The shares of our Series A preferred stock are being offered on a fully paid basis at $8.75 per share. Our stock will be issued to purchasers only if the proceeds from the sale of all 900,000 shares are released to us by the escrow agent. Until funds have been released by the escrow agent, any purchasers will be deemed subscribers and not stockholders. The funds in escrow will be held for the benefit of those subscribers and will not be subject to our creditors or applied to pay the expenses of this offering until the offering is closed and the proceeds are released to us by the escrow agent.

If all of the shares of Series A preferred stock are not sold within 90 days of this prospectus — or 180 days if we choose to extend the offering period — this offering will be canceled and all monies received and held in the escrow account will be returned to the subscribers with interest, after deduction of applicable fees and expenses of escrow. During the period of escrow subscribers will not be entitled to refunds of their subscriptions.

In the event that demand for our Series A preferred stock exceeds the shares available, Civilian Capital will allocate our stock to their qualified customers on a "first come, first served" basis, taking into account customer suitability and overall demand. As a result, customers of Civilian Capital may be unable to obtain all or some of the securities they desire to purchase.

Civilian is entitled to receive a cash commission of 7% of the gross proceeds of the securities sold, and the Underwriter's Warrant to purchase 54,000 shares of Series A preferred stock. See "Description of Securities". In addition, Civilian charges customers a clearing fee on equity trades executed through its brokerage services. Customers who receive shares in public offerings are subject to this clearing fee — which as of the date of this prospectus is a flat fee of $19.95, regardless of the share amount.

We have agreed to indemnify Civilian Capital against certain liabilities, including liabilities under the Securities Act of 1933 and, where such indemnification is unavailable, to contribute to payments that Civilian Capital may be required to make in respect to such liabilities.

Our founders, present officers and present directors, who hold 100% of our outstanding common stock, have agreed not to sell or otherwise dispose of any shares of their common stock or any shares of our Series A preferred stock without the consent of Civilian Capital for a period of eighteen months from the closing of this offering or ten days after the stockholder approval of a domestic distribution, licensing or sale arrangement for the Film, whichever occurs first. In addition, we have agreed to refrain from issuing new shares for six months from the date of this prospectus, other than in connection with the re-issuance of shares of common stock necessitated by the replacement of any current officers, directors or employees whose shares were first repurchased as a result of the termination of their affiliation with the Company.

Civilian Capital may, from time to time, provide general investment banking and financial services to the Company for which it will receive customary fees. There is no such agreement currently in effect.

Option and Stock Grants by the Underwriter to certain of our Founders, Officers and Directors

Civilian Capital's parent company, Civilian Pictures, has issued shares of its common stock or granted options to purchase shares of its common stock to certain of our officers, directors and related persons.

Keith Gordon, one of our founders, and Julie Lynn, our Vice-President, Secretary and a member of our board of directors, have been granted options to purchase shares of Civilian Pictures common stock. These options were issued in September 2001. If exercised, the aggregate amount of stock received by Ms. Lynn and Mr. Gordon will amount to less than 1% of the equity of Civilian Pictures.

Brett Young, who is a member of our board of directors and a member of both our Audit and Compensation committees, is a minority stockholder of, and an advisor to, Civilian Pictures. Mr. Young is not an employee or director of Civilian Pictures and holds less than 5% of its outstanding shares.

Civilian Capital has also played a more extensive role in forming the Company and in supporting this offering than is customary for an underwriter. See "Conflicts of Interest".

New Underwriter

Civilian Capital was formed in April 2000 and became a member of the NASD in October 2000. In addition to general brokerage activities, Civilian Capital's business is to offer and sell securities of entertainment companies which produce films and other entertainment projects. Although certain principals of Civilian Capital have extensive experience in the securities industry, the underwriter has not acted as an underwriter in any other public offering. This lack of operating history may have an adverse effect on this offering and the market for our securities.

Pricing of the Offering

Before this offering there has been no public market for the shares of our Series A preferred stock. The initial public offering price has been determined by the Company in consultation with Civilian Capital. The primary factor we considered when determining the public offering price was the production budget of the Film and is not related to nor indicative of our assets, book value, net worth nor any other established criteria of value. See "Use of Proceeds".

Legal Matters

The validity of the Series A preferred stock offered by this prospectus will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering. The Law Offices of Nicole Page, New York, New York, has acted as special entertainment counsel to the underwriter in connection with this offering and has reviewed certain legal matters relating to the validity of our rights to the script for the Film and other intellectual property necessary for the production and distribution of the Film. Ehrenreich Eilenberg & Krause LLP, New York, New York has acted as counsel to the underwriter in connection with this offering.

Experts

Our financial statements for the period ended December 31, 2002, which appear in this prospectus, have been audited by Raimondo Pettit Group, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Our financial statements are included in reliance upon this report, which was given on the authority of Raimondo Pettit Group as experts in accounting and auditing.

Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto) under the Securities Act with respect to the Series A preferred shares being offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our Series A preferred shares, reference is made to our registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to our registration statement, and each such statement is qualified in all respects by such reference.

Copies of our registration statement may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549 and copies of all or any portion of the registration statement can be obtained from the Securities and Exchange Commission upon payment of certain prescribed fees. Information regarding the operation of the Public Reference Section may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains registration statements, reports, proxy and information statements and other information regarding registrants (including us) that file electronically.

We intend to distribute annual reports containing audited financial statements and will make copies of quarterly reports available for the first three quarters of each fiscal year containing un-audited interim financial statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, Series A preferred shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Series A preferred shares.

Index to Financial Statements

Independent Auditors' Report

To the Board of Directors
Billy Dead, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Billy Dead, Inc. (a development stage company) (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' deficit and cash flows for the period from inception (September 24, 2002) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Billy Dead, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from inception (September 24, 2002) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will not commence operations, and therefore will not have the opportunity to generate any revenues, unless it raises the majority of its operating capital through an initial public offering of its Series A preferred stock. Since there is no certainty that such funds will be raised, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Raimondo Pettit Group
Torrance, California
February 28, 2003
Except for Note 11, as to which date is April 15, 2003


Billy Dead, Inc.

(A Development Stage Company)

Balance Sheet

December 31, 2002


Assets	
Current Assets	
Cash…………………………………………………	$25,000
Deferred Offering Costs……………………..….	$13,978
Due From Stockholders……………………..…….	$900
Total Current Assets…………………….….…….	$39,878
Other Assets	
Film Costs……………………………….…….....….	$4,485
Total Other Assets……………………...………...	$4,485
Total Assets…………………………………………	$44,363
Liabilities	
Current Liabilities	
Line of Credit……………………..……………...	$25,000
Accounts Payable and Accrued Expenses...………	$8,815
Accounts Payable – Related Party………..……...	$20,066
Total Current Liabilities……………..….…….	$53,881
Total Liabilities……………………………...………..	$53,881
Commitments (Notes 3 & 7)	
Stockholders' Deficit	
Preferred Stock $0.001 par value, 954,000 shares authorized, none issued and outstanding. Liquidation preference: up to $8.75 per share, then 4:1 preference to common stock..	__
Common Stock $0.001 par value, 900,000 shares authorized, issued and outstanding…………………..	$900
Deficit Accumulated During Development Stage...….	($10,418)
Total Stockholders' Deficit………………….…………	($9,518)
Total Liabilities & Stockholders' Deficit…………..…	$44,363


The accompanying notes are an integral part of these financial statements.

F-3


Billy Dead, Inc.

(A Development Stage Company)

Statement of Operations

For the period from inception (September 24, 2002) through December 31, 2002

Revenues……………………………………….…..	—
Operating Expenses:	
General and Administrative…….………..………..…	$10,418
Total Operating Expenses……………..…………………	$10,418
Operating Loss……………………….….…………..	($10,418)
Other Income………………………………….…..	—
Other Expenses………………………………..……	—
Net Loss …………………….…………………..…..	($10,418)
Basic and diluted loss per share……………………….	($0.025)
Weighted average number of shares outstanding………..	423,273

The accompanying notes are an integral part of these financial statements.

Billy Dead, Inc.

(A Development Stage Company)

Statement of Stockholders' Deficit

For the period from inception (September 24, 2002) through December 31, 2002

	Common Stock		Accumulated	Stockholders'
	Shares	Amount	Deficit	Deficit
Balance at September 24, 2002…..……...	—	—	—	—
Common stock issued to directors at $0.001 per share on September 24, 2002...	216,000	$216	—	$ 216
Common stock issued to founders at $0.001 per share on December 1, 2002…..	684,000	$684	—	$684
Net Loss…………………………..…...	—	—	($10,418)	($10,418)
Balance at December 31, 2002……..……	900,000	$900	($10,418)	($9,518)

The accompanying notes are an integral part of these financial statements.


Billy Dead, Inc.

(A Development Stage Company)

Statement of Cash Flows

For the period from inception (September 24, 2002) through December 31, 2002


Cash flows from operating activities:

Net Loss…………………………………………………………….……	$(10,418)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in Operating Assets and Liabilities:	
Film costs……………………………………………………….……	($4,485)
Accounts payable and accrued expenses..……………………...……..…	$8,815
Accounts payable – related party..………………………………………	$6,088
Net cash provided by operating activities………………………….…	—

Cash flows from financing activities:

Borrowings from bank line of credit…………………….…..…………..………	$25,000
Net cash provided by financing activities	$25,000

Net increase in cash…………………….…………………...………….……	$25,000
Cash at beginning of period…………………….…..……………….………..……	—
Cash at end of period…………………….…..…………………………….………	$25,000

Supplementary disclosure of cash flow information:	
Non-Cash Financing Activities	
Common stock issued to directors…………………………………...…………	$216
Common stock issued to founders…………………………………………..	$684
Amount due from stockholders……………………………………………..	$900
Deferred offering costs……………………………….………….……….	($13,978)
Cash paid for interest……………………….…………………………..………	—
Cash paid for income taxes…………………….….……………….……...….…	—


The accompanying notes are an integral part of these financial statements.

F-6


Billy Dead, Inc.

(A Development Stage Company)

Notes to Financial Statements

1. BUSINESS AND ORGANIZATION

Billy Dead, Inc. (the "Company") was formed in September 2002 as a Delaware Corporation. The Company plans to develop, produce, edit and market a feature-length motion picture tentatively titled "Billy Dead" (the "Film"). The Company is in the development stage as its activities to date have consisted primarily of organizational activities, such as issuing stock to the founders, establishing a line of credit and preparing for this offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been presented on a going concern basis. The Company's ability to continue as a going concern is contingent upon raising the majority of its operational capital through an initial public offering of Series A preferred stock (the "Offering"). Certain of the Company's agreements, such as the underwriting agreement to be executed by the Company upon the effectiveness of the Registration Statement for the Offering, contain provisions stating that the Company's obligations concerning initial operating expenses and fund raising costs will transfer to other parties if the Offering is not successful (see significant agreements and commitments *Note 7*). Additionally, future commitments as described in *Note 7* will not be incurred if the Offering is not successful. As a result, many of the Company's current and anticipated obligations are contingent upon the successful completion of the Offering, and if the Offering is not successful minimal obligations will remain with the Company. In this event, the Company plans to settle these minimal obligations and dissolve. No adjustments have been made to the accompanying financial statements to provide for this uncertainty or a liquidation basis of accounting.

Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Property and equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. As of December 31, 2002, no property or equipment had been acquired.

Film Costs

In accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position number 00-2 ("SOP 00-2"), the Company uses the individual-film-forecast-computation method for amortizing film costs and accruing participation costs. This method amortizes or accrues (i.e. expenses) the costs in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.

As of December 31, 2002, costs for the Film included certain legal expenses relating to the Film's copyright and intellectual property issues, totaling $4,485. These fees have been paid by Civilian Pictures, the parent company of the Underwriter. The Company intends to reimburse Civilian Pictures for these expenses upon the completion of the Offering.

Billy Dead, Inc.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Deferred Offering Costs

Costs associated with the Company's initial public offering of its Series A Preferred stock, including legal expenses, filing fees, etc., have been capitalized as the stock has not yet been issued. These costs totaled $13,978 at December 31, 2002, and will be offset against additional paid in capital when the stock is issued.

Income taxes

The Company accounts for income taxes using the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards (i.e. temporary differences). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date. As of December 31, 2002, there are no net temporary differences and therefore no deferred income taxes recognized.

Revenue Recognition

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the SAB 101 from inception in September 2002. As of December 31, 2002, there is no revenue to be recognized.

In accordance with industry standard practice and accounting principles generally accepted in the USA, the Company intends to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. The Company intends to recognize revenues from home video distribution during the period that the Film is available for retail sale.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

Comprehensive Income

Comprehensive income is defined as net income as adjusted for changes to equity resulting from events other than net income or transactions related to an entity's capital structure. Comprehensive income equaled net income for the period presented.

Profit (Loss) Per Common Share

Basic net profit (loss) per common share is computed by dividing net loss by the weighted average number of outstanding common shares during the periods presented. Basic loss per share and diluted loss per share are the same amount because the impact of additional shares that might have been issued under warrant or other agreements would be anti-dilutive. This calculation was made as follows:

Numerator:	
Net loss…………………………………………...	($10,418)
Loss available to common stockholders…...….…	($10,418)
Denominator:	
Weighted average shares outstanding…………...…	423,273
Basic and diluted loss per share……………......…	$(0.025)

3. LINE OF CREDIT

In December 2002, the Company established a line of credit with a bank in the amount of $50,000. A promissory note executed by the Company bears a variable interest rate based on the bank's prime rate plus 1%, but shall not be less than 6%, which was the initial rate as of December 31, 2002. Accrued interest is due monthly and the note matures on December 23, 2003, at which time all outstanding principal and unpaid accrued interest is due. The note is guaranteed by Peter McDonnell, president of Civilian Capital, the Company's underwriter with respect to the Offering (see related party transactions *Note 10*). The Company intends to repay the line of credit from the proceeds of the public offering of preferred stock or remove Mr. McDonnell as the guarantor upon completion of the initial public offering. As of December 31, 2002, $25,000 had been drawn from the line of credit.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2002, accounts payable and accrued expenses consisted of the following:

Accrued Compensation…………………………	$2,500
Accrued Legal…………………………………..	$2,315
Accrued Accounting…………………………….	$4,000
Total Accounts Payable and Accrued Expenses:	$8,815

5. CAPITALIZATION

The Company initially sold a total of 108 shares of common stock, no par value, at an aggregate price of $216 ($2 per share) to its initial founders. On December 1, 2002, the Company's Board of Directors and Stockholders approved a 2000 to 1 stock split, resulting in the 108 issued shares splitting into 216,000 shares valued at $0.001. The Board also increased the Company's authorized common stock to 900,000 shares with a par value $0.001. In addition, the Board and Stockholders approved the creation of 954,000 shares of Series A preferred stock, which are the securities to be offered for sale in the Offering. In February 2003, the Company filed a Restated Charter with the Secretary of State of Delaware, putting into effect the aforementioned Board resolutions.

While the Restated Charter was not filed until February 2003, unless otherwise specified in the document:

- all references to the share amounts of the Company's common stock outstanding assume the filing of the Restated Charter and issuance of an aggregate amount of 900,000 shares of common stock as of December 31, 2002; and

- all references to the share amounts of the Company's Series A preferred stock assume the filing of the Restated Charter and authorization of an aggregate amount of 954,000 shares of Series A preferred stock as of December 31, 2002, with no shares currently issued and outstanding.

6. STOCKHOLDERS EQUITY (DEFICIT)

Common Stock

In connection with various employment agreements entered into by the Company in December 2002, the Company agreed to sell to various members of the Company's management team and the Film's production staff an aggregate of 684,000 shares of common stock for an aggregate purchase price of $684. These agreements, together with agreements entered into with each of the Company's three Directors, effectively provide that all 900,000 shares of the Company's authorized common stock held by the Directors and founders have been issued subject to the payment of $0.001 per share and the continued service of each individual founder, whether as a member of the Company's management team, Board of Directors, or the Film's production staff (see significant commitments and agreements *Note 7*). The Company has buy-back agreements included within each of these agreements, stipulating that if a holder of the Company's common stock resigns or is terminated for cause (in the case of employment agreements), or ceases to be a Director (other than as a result of being replaced by a stockholder vote), a portion of their shares are subject to the Company's right to re-purchase at a nominal fee of $0.001 per share.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Once a liquidation preference of $8.75 per share has been paid out to the holders of Series A preferred stock, holders of common stock as a class will receive one-quarter of the aggregate amount of any dividends that the Company's Board of Directors may declare on the Series A preferred stock. In the event of the Company's liquidation, the holders of its common stock will share ratably with the Series A preferred stock in a ratio of 1:4, with the entire class of common stock receiving an aggregate of $1 for every $4 of aggregate value distributed to the entire class of Series A preferred stock in all assets remaining after payment of liabilities, including any contingent compensation such as guild residuals or customary "net profit participations" (see contingent compensation *Note 8*) and any liquidation preference of the Series A preferred stock that may be outstanding. The common stock has no pre-emptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

The Board has authorized but not issued 954,000 shares of Series A preferred stock. The Company is selling 900,000 shares of this Series A preferred stock in the Offering at a price of $8.75 per share. The additional 54,000 shares of Series A preferred stock are reserved for issuance upon the exercise of a warrant to be issued to the underwriter upon the successful conclusion of the Offering.

Each share of Series A preferred stock entitles its holder to one half vote on all matters to be voted on by stockholders. Series A preferred stock is not convertible into common stock. The holders of the Series A preferred stock will have a preference at liquidation equal to the issuance price of $8.75 per share. The Company's remaining assets, if any, would be distributed ratably to both the Series A preferred and the common stock holders in a ratio of 4:1, with each share of Series A preferred stock receiving $4 (or an aggregate of 80% of these assets) in value for every $1 (or an aggregate of 20% of these assets) of value distributed to a share of common stock.

7. SIGNIFICANT AGREEMENTS AND COMMITMENTS

Board of Directors

The three Directors of the Company collectively hold a total of 216,000 total shares (24% of the common stock outstanding), which they purchased for $0.001 per share for a total of $216. Mr. Ryan initially purchased 114,000 shares for $114. Mr. Young initially purchased 72,000 shares for $72. Ms. Lynn initially purchased 30,000 shares for $30. The Company has the right to repurchase all of these shares from each Director for a nominal consideration of $0.001 per share at any time prior to the successful completion of the Offering if such Director ceases to be a board member during that period. Of these shares, 75% may be repurchased at any time prior to the first anniversary of the completion of the Offering if the Director ceases to be a board member during that period. Of these shares, 50% may be repurchased between the first and second anniversary of the completion of the Offering if the Director ceases to be a board member during that period. The Company shall not have any repurchase rights, however, if a Director ceases to remain a member of the board as a result of a stockholder vote (other than removal for "cause"). After the second anniversary of the successful completion of the Offering, the Company no longer has any repurchase rights for a Director's shares.

The Company will also reimburse all of the Directors for reasonable out-of-pocket expenses incurred to attend board or committee meetings. As of December 31, 2002, no out-of-pocket expenses had been charged to the Company.

Chief Executive Officer and Chief Financial Officer

In December 2002 the Company entered into an agreement with Charles Ryan, who is one of the Company's founders and a member of the Board of Directors, to serve as the Chief Executive Officer and Chief Financial Officer (CEO/CFO). As CEO/CFO, the Company has agreed to pay Mr. Ryan $25,000 as contingent compensation upon the completion of the Offering, of which $2,500 had accrued as of December 31, 2002. In addition, the Company has agreed to pay Mr. Ryan cash compensation of $150,000 ratably over a three year term commencing with the completion of this offering. In the event that Mr. Ryan's three year term ends prior to its full-length, subject to certain exclusion such as being terminated for "cause", all remaining cash compensation shall be accelerated and paid.

The Company has also agreed to pay Mr. Ryan contingent compensation equaling 1% of the "adjusted cash balances" of the Company (see contingent compensation *Note 8*). If Mr. Ryan resigns as the CEO/CFO, or is terminated for "cause" before the Company has finished production of the Film, a portion of his contingent compensation interest is subject to forfeiture.

As part of Mr. Ryan's employment agreement, the Company agreed to issue 144,000 shares of Common Stock for the payment of $144. When combined with the 114,000 shares Mr. Ryan holds as a Director of the Company, he has a total of 258,000 total shares of common stock (28.7% of the common stock outstanding). If Mr. Ryan resigns as the Company's CEO/CFO, or is terminated by the Company for "cause", a portion of his common stock is subject to the Company's repurchase at a nominal consideration of $0.001 per share.

Producer

Julie Lynn is serving as Vice President, Secretary and Board Member for the Company. Ms. Lynn is receiving no compensation for her duties as the Secretary or Vice President and the Company has no agreement in place with Ms. Lynn concerning these duties.

On December 1, 2002, the Company entered into a Production Services Agreement with Julie Lynn to act as Producer on the Film (Producer Agreement), providing that she will produce the Film in exchange for cash consideration of $150,000, a contractual contingent compensation arrangement equaling 3.75% of the "adjusted cash balances" of the Company (see contingent compensation *Note 8*) and the issuance to her of 270,000 shares of common stock as a founder of the Company (30% of Company's outstanding common stock) in exchange for her payment of $270. When combined with the 30,000 shares Ms. Lynn holds as a Director of the Company, she has 300,000 total shares of common stock (33.3% of the common stock outstanding).

Ms. Lynn will receive 20% of her cash compensation no later than the completion of pre-production, 60% no later than the completion of principal photography, 10% no later than the completion of post-production and 10% no later than the delivery of the final version of the Film. If Ms. Lynn resigns as Producer of the Film or is terminated by the Company for "cause" prior to the completion of her duties as the Film's producer a portion of her contingent compensation arrangement will be subject to forfeiture and a portion of her 270,000 shares of common stock will be subject to re-purchase for a nominal consideration of $0.001 per share. Ms. Lynn's cash compensation, including her contingent compensation, will be paid to her film production company, Apologetic Productions.

Director

On December 1, 2002, the Company entered into a Production Services Agreement with Keith Gordon to act as Director on the Film (Director Agreement), providing that he will be responsible for directing the Film, revising the script as needed, performing in the Film as needed, supervising editing in his capacity as the Film's director, and assisting in the promotion of the Film upon its release. In consideration for his efforts, he will receive cash consideration of $250,000, a contractual contingent compensation arrangement equaling 3.75% of the "adjusted cash balances" of the Company (see contingent compensation *Note 8*) and the issuance to him of 270,000 shares of common stock as a founder of the Company (30% of Company's outstanding common stock) in exchange for his payment of $270.

Mr. Gordon will receive 20% of his cash compensation no later than the completion of pre-production, 60% no later than the completion of principal photography, 10% no later than the completion of post-production and 10% no later than the delivery of the final version of the Film. If Mr. Gordon resigns as the Film's director, or is terminated by the Company for "cause" prior to the completion of his duties as the Film's director a portion of his cash compensation will be reduced, a portion of his contingent compensation will be subject to forfeiture and a portion of his 270,000 shares of common stock will be subject to re-purchase for a nominal consideration of $0.001 per share. Mr. Gordon's cash compensation, including his contingent compensation, will be paid to his creative services company, Sidetracked Productions.

Underwriting Agreement & Warrants

The Company plans to execute an underwriting agreement with Civilian Capital on or near the date that the offering is declared effective by the Securities and Exchange Commission providing that Civilian Capital will use its best efforts to sell the securities included in the Offering on behalf of the Company. Under the terms of this agreement, if all of the shares are sold, the Underwriter shall be entitled to receive as compensation a commission of 7%.

In connection with the Underwriting Agreement, the Company has also agreed to issue to the Underwriter, upon the completion of this Offering, warrants to purchase up to an aggregate 54,000 shares of Series A preferred stock, $0.001 par value. The warrants will become exercisable on the first anniversary of their issuance and will expire on the fifth anniversary.

Information relating to the warrants which the Company will be obligated to issue (if it enters into the Underwriting Agreement and if the Offering is completed) is summarized by exercise price as follows:

Warrants to be Issued
(if the Offering is completed)

Shares	Exercise Price Per Share
18,000	$9.19
18,000	$9.63
18,000	$10.06

The warrant shares to be issued upon exercise of the Underwriter's Warrants will be identical in all respects to the Series A preferred shares. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares issuable upon exercise in certain circumstances, as well as the exercise price. The warrants grant to the holder and to the holders of the underlying Series A preferred stock certain rights of registration of the shares of Series A preferred stock. The underwriter will pay to the Company on the Closing Date of the Offering the purchase price of $0.001 per Underwriter's Warrant (an aggregate price of $54).

The Underwriting Agreement will also provide that the Company will reimburse the underwriter for any and all fees, taxes and expenses incident to the performance of its obligations under the Underwriting Agreement, including, but not limited to: (i) expenses and taxes incident to the issuance and delivery to the underwriter of the shares to be sold in the Offering; (ii) expenses and filing fees incident the preparation and delivery of the Registration Statement and exhibits; (iii) fees and expenses of the transfer agent and registrar, (iv) the fees payable to the Commission and the National Association of Securities Dealers, Inc. ("NASD").

Civilian Pictures

Civilian Pictures (see related party transactions *Note 10*), an affiliate of the underwriter of the Offering, has acted in the capacity of managerial consultant to the Company and has agreed to pay certain actual, out-of-pocket set up, operating and offering related expenses on behalf of the Company, and the Company has agreed to repay Civilian Pictures out of the proceeds of the Offering. These expenses relate to license fees, legal and accounting services, entertainment legal matters, blue sky legal matters, postage, and other fees related to the corporate establishment and initial maintenance of the Company, and certain marketing expenses, such as web site development.

Total expenses incurred by Civilian Pictures on behalf of the Company total $20,370 as of December 31, 2002, and include the payment of certain legal expenses relating to the Film's copyright and intellectual property issues, totaling $4,485, which the Company has included as a film production cost (see summary of significant accounting policies *Note 2*). If the Offering is not successfully completed, the Company has no obligation to reimburse Civilian Pictures for these expenses.

8. CONTINGENT COMPENSATION

The Company intends to enter into contingent compensation arrangements with members of the Film's production staff in the form of "net profit participations" customary in the film industry. These net participations are typically based upon adjusted cash balances of a Company or film production determined through negotiations between the participants. A percentage of these "adjusted cash balances" are paid out as contingent compensation for creative participants in a motion picture production. On December 1, 2002 the board authorized the Company to enter into net participation arrangements with Charles Ryan, Keith Gordon and Julie Lynn for a total of 8.5% of the Company's adjusted cash balances, which the board defined as 8.5% of the Company's net revenues (to be calculated in accordance with industry standards), and further authorized the producers to enter into net participation arrangements for an additional 29% of the Company's net revenues (to be calculated in accordance with industry standards), for an aggregate of 37.5% of the Company's net revenues, to be further defined, negotiated and issued at the discretion of the Film's Producers, Julie Lynn and Keith Gordon. As of December 31, 2002, no net participation agreements had been formalized with any persons other than Mr. Gordon, Ms. Lynn and Mr. Ryan (see significant commitments and agreements *Note 7*).

Calculation of "Adjusted Cash Balances"

The net participation arrangements that the Company has subsequently entered into are based upon the defined "producer's net profits" or the defined "adjusted gross receipts" of the Company. "Adjusted gross receipts" of the Company is equivalent to the Company's "adjusted cash balances". "Producer's net profits" is defined as 50% of "adjusted gross receipts". The Company will derive its "adjusted cash balance" based upon these definitions. For the purpose of clarity, the Company has used the phrase "adjusted cash balances" throughout this document.

The Company will calculate net participation obligations as 37.5% of the Company's "adjusted cash balances", which will equal the after-tax net income received by the Company in connection with the Film, after first taking into account the liquidation preference of $8.75 per share to the holders of the Company's Class A preferred stock (who are providing financing for the Film through the Offering) and also taking into account a reserve for foreseeable contingent liabilities.

9.   INCOME TAXES

At December 31, 2002, the Company had a combined federal and state deferred tax asset of approximately $4,400 relating to approximately $11,000 in organizational expenses, which are capitalized for tax purposes. This entire deferred tax asset has been offset by a valuation allowance for the full amount. There were no other deferred tax assets or liabilities, nor any other provision for income taxes on December 31, 2002.

10.   RELATED PARTY TRANSACTIONS

Civilian Pictures, Inc., the parent company of the underwriter of the Offering, has granted options to purchase shares of its common stock to Keith Gordon, who is serving as the Director of the Film, and Julie Lynn, who is serving as the Vice President and Secretary of the Company and the Producer of the Film. The amount of the options granted amount to less than 0.5% of the outstanding common stock of Civilian Pictures. Brett Young, who is a member of the Company's Board of Directors, the Audit Committee and the sole member of the Compensation Committee, is a minority stockholder of, and an advisor to, Civilian Pictures. Mr. Young is not an employee or Director of Civilian Pictures and holds less than 5% of its outstanding shares. Civilian Pictures has advanced on behalf of the Company certain expenses related to this offering (see significant agreements and commitments *Note 8*).

11.   SUBSEQUENT EVENTS

Lease of Corporate Offices

In January 2003, the Company entered into a lease (the "Lease") with Apologetic Productions, a related party controlled by Julie Lynn, a Director and officer of the Corporation, providing, among other things, for the Corporation's rental of 250 square feet of office facilities at 2312 Lorenzo Dr., Los Angeles, California at a rate of $100 per year. This Lease was entered into in January 2003 and can be terminated by either party upon a 30 day written notice.

Option on the Novel

In April 2003, the Company purchased an option to acquire the motion picture rights to the novel "Billy Dead" from a third party for $10,000. The agreement states that if the Company proceeds with production of the Film, the Company can exercise this option and acquire the motion picture rights to the novel for an additional fee based upon a percentage of the actual budget of the Film, and a negotiated portion of the 37.5% of the Company's "adjusted cash balances" set aside for creative Participants (see contingent compensation *Note 8*).

Option on the Screenplay

In April 2003, the Company purchased an option to acquire the rights to the screenplay "Billy Dead" from a third party for $1. The agreement states that if the Company proceeds with production of the Film, the Company can exercise this option and acquire the motion picture rights to the screenplay for an additional flat fee and a negotiated portion of the 37.5% of the Company's "adjusted cash balances" set aside for creative Participants (see contingent compensation *Note 8*).

You should rely only on the information contained in this prospectus. Neither Billy Dead, Inc., nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell 900,000 Shares nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our stock.

900,000 Shares

BILLY DEAD INC

Series A Preferred Stock

CIVILIAN capital

Through and including _____, 2003, the 90th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

_____, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Delaware law, our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

• for any breach of duty of loyalty to us or to our stockholders;

• for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

• under Section 174 of the Delaware General Corporation Law; and

• for any transaction from which the director derived an improper personal benefit.

The certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. The certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

The underwriting agreement (Exhibit 1.1) provides for indemnification by our underwriters, our directors, our officers who sign the registration statement, and our controlling persons for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock we are offering, other than underwriting commissions and discounts. All amounts, except the SEC registration fee and the NASD Filing Fee, are estimates.

Item	Amount
SEC registration fee	$ 679
NASD filing fee	$1,339
Blue Sky fees and expenses	$29,500
Printing and engraving expenses	$13,000
Legal fees and expenses	$45,000
Accounting fees and expenses	$25,000
Transfer Agent, Escrow and Registrar fees	$5,000
Miscellaneous expenses	$30,481
Total	$150,000

ITEM 26.   RECENT SALES OF UNREGISTERED SECURITIES.

In October 2002, we issued 108 shares of our common stock to our three directors in connection with the formation of our company. We received nominal consideration of $2.00 per share (an aggregate of $216.00). The issuance of the securities was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), under the provisions of Section 4(2) and under SEC Regulation D, as it was not a transaction involving a public offering.

In December 2002, the directors and stockholders of our Company approved the Amended and Restated Certificate of Incorporation, pursuant to which the number of authorized shares of common stock would be increased to 900,000 shares, with a par value of $0.001 per share, and a new class of 954,000 shares of Series A Preferred Stock, par value $0.001 per share, was authorized. The directors and stockholders also approved the automatic conversion of each of the 108 previously issued shares of common stock into 2,000 shares, par value $0.001 per share (an aggregate of 216,000 shares) upon the filing of the Amended and Restated Certificate of Incorporation (the "Recapitalization"), which occurred on February 27, 2003.

In December 2002, the directors and stockholders also approved the issuance of an additional 684,000 shares of common stock, subject to the filing of the Amended and Restated Certificate of Incorporation, in connection with the formation of our Company. The shares were issued following the recapitalization for nominal consideration equal to par value per share (an aggregate of $684) to two of the Company's directors who will act as our management team and a third person who is the director of the Film to be produced by the Company. The issuance of the shares was exempt from registration under the Securities Act under the provisions of Section 4(2), as not being a transaction involving a public offering.

ITEM 27.   EXHIBITS.

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation.
3.2	Bylaws.
4.1	Form of common stock certificate.
4.2	Form of Series A preferred stock certificate.
4.3	Form of Underwriter's Warrant Agreement.
5.1	Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.*
10.1	Screenplay Option Agreement and Assignment between Billy Dead, Inc. and TAP Entertainment, dated April 7, 2003.
10.2	Novel Option Agreement and Assignment between Billy Dead, Inc. and Lisa Reardon, dated April 15, 2003.
10.3	Production Services Directors Agreement dated December 1, 2002 between Billy Dead, Inc. and Keith G. Gordon.
10.4	Production Services Producers Agreement dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.

10.5	Lease Agreement dated January 1, 2003 between Billy Dead, Inc. and Apologetic Productions.
10.6	Loan Repayment Agreement dated December 18, 2002 between Billy Dead, Inc. and Peter McDonnell.
10.7	Employment Agreement dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.
10.8	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.
10.9	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Brett W. Young.
10.10	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.
10.11	Form of Lockup Agreement between Civilian Capital, Inc. and each of the founders, officers and directors of Billy Dead, Inc.
23.1	Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1).*
23.2	Consent of The Law Offices of Nicole Page.*
23.3	Consent of Raimondo Pettit Group, Independent Auditors.
99.1	Form of Escrow Agreement by and between American Stock Transfer and Trust Company, as transfer agent, and Billy Dead, Inc.; and J. P. Morgan Chase Bank, as escrow agent, and Billy Dead, Inc.

_____

*   To be filed by amendment

ITEM 28.   UNDERTAKINGS.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or

497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Billy Dead, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles State of California on the 18th day of April, 2003.

> By: _/s/ CHARLES F. RYAN III
> (Charles F. Ryan III)
> *President, Chief Executive Officer, Chief*
> *Financial Officer and Director*

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles F. Ryan III as his or her true and lawful attorney-in-fact and agent, with full power of substitution for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ CHARLES F. RYAN III (Charles F. Ryan III)	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	April 18, 2003
/s/ JULIE G. LYNN (Julie G. Lynn)	Vice President, Secretary and Director	April 18, 2003
/s/ BRETT W. YOUNG (Brett W. Young)	Director	April 18, 2003

Exhibit Index

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation.
3.2	Bylaws.
4.1	Form of common stock certificate.
4.2	Form of Series A preferred stock certificate.
4.3	Form of Underwriter's Warrant Agreement.
5.1	Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.*
10.1	Screenplay Option Agreement and Assignment between Billy Dead, Inc. and TAP Entertainment, dated April 7, 2003.
10.2	Novel Option Agreement and Assignment between Billy Dead, Inc. and Lisa Reardon, dated April 15, 2003.
10.3	Production Services Directors Agreement dated December 1, 2002 between Billy Dead, Inc. and Keith G. Gordon.
10.4	Production Services Producers Agreement dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.
10.5	Lease Agreement dated January 1, 2003 between Billy Dead, Inc. and Apologetic Productions.
10.6	Loan Repayment Agreement dated December 18, 2002 between Billy Dead, Inc. and Peter McDonnell.
10.7	Employment Agreement dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.
10.8	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.
10.9	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Brett W. Young.
10.10	Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.
10.11	Form of Lockup Agreement between Civilian Capital, Inc. and each of the founders, officers and directors of Billy Dead, Inc.
23.1	Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1).*
23.2	Consent of The Law Offices of Nicole Page.*
23.3	Consent of Raimondo Pettit Group, Independent Auditors.
99.1	Form of Escrow Agreement by and between American Stock Transfer and Trust Company, as transfer agent, and Billy Dead, Inc.; and J. P. Morgan Chase Bank, as escrow agent, and Billy Dead, Inc.

_____

*   To be filed by amendment

EXHIBIT 1.1

900,000 Shares of Series A Preferred Stock

FORM OF UNDERWRITING AGREEMENT

Dated: **[Effective Date]**

Civilian Capital, Inc.
as the Underwriter named herein
14 N. Peoria St., Ste. 7c
Chicago, IL 60607

Dear Sirs:

The undersigned, Billy Dead, Inc., a Delaware corporation, (herein called the "Company"), hereby confirms its agreement with Civilian Capital, Inc. (the "Underwriter") as follows:

1. <u>Description of Shares</u>. The Company has authorized by appropriate corporate action, and proposes to issue up to 900,000 shares of Series A Preferred Stock of the Company, $.001 par value (hereinafter called the "Shares") and up to an additional 54,000 shares of Series A Preferred Stock (the "Warrant Shares") issuable upon the exercise of the Underwriter's Warrants (the "Underwriter's Warrants"), as described herein, to be delivered to the Underwriter at the Closing Date (as defined in Section 3 hereof).

2. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to, and agrees with the Underwriter that:

(a) A registration statement on Form SB-2 with respect to the Shares and the Warrant Shares, including a preliminary prospectus, copies of which have heretofore been delivered by the Company to the Underwriter, has been prepared by the Company in conformity with the requirements of the Securities Act of 1933, as amended (hereinafter called the "Act"), and the Rules and Regulations of the Securities and Exchange Commission (hereinafter called the "Commission") under such Act (the "Rules and Regulations"), and has been filed with the Commission (File No. 333-_____). On or prior to the effective date of such registration statement (the "Effective Date"), one or more amendments to such registration statement, copies of which have heretofore been or will be delivered to the Underwriter, will have been so prepared and filed including a final prospectus, in the form heretofore delivered to the Underwriter. Such registration statement (including all exhibits thereto) as finally amended prior to the effective date thereof, each related preliminary prospectus, and the final prospectus as filed pursuant to Rule 424(b) under the Act, are hereby respectively referred to as the "Registration Statement," the "Preliminary Prospectus" and the "Prospectus."

(b) At the Effective Date, and at all times subsequent thereto up to and including the Closing Date (as defined in Section 3 hereof), (i) the Registration Statement and the Prospectus and any amendments or supplements thereto will contain all statements which are required to be stated therein by the Act and the Rules and Regulations and will in all respects conform to the requirements of the Act and the Rules and Regulations, and (ii) neither the Registration Statement nor the Prospectus nor any amendment or supplement thereto will include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration

Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Underwriter expressly for use in the preparation thereof.

(c) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware, with all corporate and other power and authority necessary to carry on its business; and the Company is qualified and in good standing in all other jurisdictions in which the nature of its business requires such qualification. The Company has no subsidiaries.

(d) The consummation of the transactions herein contemplated will not result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or of its Certificate of Incorporation, or By-laws, or any order, rule or regulation applicable to the Company or any of its properties, of any court or other governmental body.

(e) The Company has full power and authority to authorize, issue and sell the Shares, the Underwriter's Warrants and the Warrant Shares on the terms and conditions herein set forth, and has taken all corporate action necessary therefor. No consent, approval, authorization or other order of any regulatory authority is required for such authorization, issue or sale, except as may be required under the Act or state securities or blue sky laws. This Agreement and the Underwriter's Warrant each has been duly authorized, executed and delivered by the Company and is a valid and legally binding agreement of the Company enforceable in accordance with its terms.

(f) The Shares, the Underwriter's Warrant and the Warrant Shares and the authorized capitalization of the Company conform to the description thereof contained in the Registration Statement and Prospectus. The outstanding shares of capital stock are, and the Shares and Warrant Shares issuable pursuant to the public offering contemplated hereby and upon the exercise of the Underwriter's Warrant, as the case may be, will upon such issuance be, duly authorized and issued and fully paid and non-assessable. There are no options, rights of conversion, indebtedness or calls in equity other than as disclosed in the Prospectus and Registration Statement.

(g) Except as set forth or contemplated in the Registration Statement and Prospectus, subsequent to the respective date as of which information is given in the Registration Statement and the Prospectus, the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, not in the ordinary course of business, and there has not been any material change in the capital stock or funded debt of the Company, or any material adverse change in the condition (financial or other) or results of operations of the Company.

(h) The financial statements (audited and unaudited) set forth in the Registration Statement and Prospectus fairly present the financial condition of the Company and the results of its operations as of the dates and for the periods therein specified; and said financial statements (including the related notes and schedules) have been prepared in accordance with generally accepted accounting principles which have been consistently applied throughout the periods covered thereby.

(i) The accountants whose opinion is included in the Registration Statement are independent public accountants within the meaning of the Act and the Rules and Regulations.

(j) There is not pending any action, suit or other proceeding to which the Company is a party or of which any property of the Company is subject, before or by any court or other governmental body, which might result in any material adverse change in the condition, business or prospects of the Company, or might materially adversely affect the properties or assets of the Company; and, except as indicated in the Prospectus, no such proceeding is known by the Company to be threatened or contemplated.

(k) The Company knows of no claim for services, either in the nature of a finder's fee, brokerage fee or otherwise, with respect to this financing, whether or not heretofore satisfied, for which it or the Underwriter or any of them may be responsible, other than as expressly disclosed in the Prospectus.

(l) On the Effective Date, the outstanding capital stock of the Company will consist of 900,000 shares of Common Stock, $0.001 per share par value. No shares of Series A preferred stock, $0.001 per share par value will be issued or outstanding.

(m) All executed agreements, contracts or other documents or copies of executed agreements, contracts or other documents filed as exhibits to the Registration Statement to which the Company is a party have been duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding agreements of the Company, enforceable against the Company, in accordance with their respective terms. The descriptions in the Registration Statement of agreements, contracts and other documents are accurate in all material respects and fairly present the information required to be shown with respect thereto by Form SB-2, and there are no contracts or other documents which are required by the Act to be described in the Registration Statement or filed as exhibits to the Registration Statement which are not described or filed as required, and the exhibits which have been filed are in all material respects complete and correct copies of the documents of which they purport to be copies.

(n) No default exists in the due performance and observance of any term, covenant or condition of any material agreement or instrument to which the Company is a party or by which the Company may be bound or to which the property or assets (tangible or intangible) of the Company is subject or affected.

(o) The Company owns and has the unrestricted right to use all intellectual property that is necessary for the production and distribution of the "Film," as that term is defined in the Prospectus (the "Film").

(p) The Company has caused to be duly executed legally binding and enforceable agreements ("Lock-Up Agreements") with each of Charles Ryan, Julie Lynn, Brett Young, who together constitute all of the Company's current officers and directors, and Keith Gordon, the director of the Film (collectively, the "Founders"), who together hold 100% of the outstanding Common Stock of the Company, pursuant to which each of the Founders has agreed not to, directly or indirectly, offer, sell, grant any option for the sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of any shares of Common Stock or Series A Preferred Stock, or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock or Series A Preferred Stock (either pursuant to Rule 144 of the Rules and Regulations or otherwise) or dispose of any beneficial interest therein for a period of not less than the earlier of (x) ten (10) days after approval by the stockholders of the Company of an agreement relating to the distribution, licensing or sale of the Film in the United States or North America, or (y) eighteen (18) months following the Closing Date, as defined in Section 3 hereof, in either case without the prior written consent of the Underwriter and the Company. The Company has placed an appropriate restricted legend on the certificates of Common Stock registered in the name of the Founders, and also will cause the transfer agent of its Series A Preferred Stock to mark an appropriate legend on the face of stock certificates representing all shares of Series A Preferred Stock purchased by the Founders during the Lockup Period that are to be registered in their name, and in addition, to place "stop transfer" orders on the Company's stock ledgers for such shares of Series A Preferred Stock as well as for those shares beneficially owned by them but registered in the name of their broker or some other third party.

(q) Any certificate signed by any officer of the Company, and delivered to the Underwriter shall be deemed a representation and warranty by the Company to the Underwriter.

(r) The minute books of the Company have been made available to the Underwriter and contain a complete summary of all meetings and actions of the directors, stockholders, audit committee, compensation committee and any other committee of the Board of Directors of the Company, respectively, since the time of its incorporation, and reflect all transactions referred to in such minutes accurately in all material respects.

(s) The Company has filed a Form 8-A with the Commission providing for the registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the Shares and such Form 8-A has been declared effective by the Commission.

3. <u>Retention of the Underwriter</u>. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth:

(a) The Company hereby retains the Underwriter as its exclusive agent to sell for its account 900,000 Shares as defined in Section 1 hereof, on a "best efforts, all or none" basis as to all such Shares (the "Offering"). The Shares must be sold by 5 PM, New York time, by the date that is 90 days from the Effective Date, which date may be extended an additional 90 days by mutual consent of the Underwriter and the Company (the "Offering Period"). The Company will conduct a closing ("Closing") promptly after being informed by the Underwriter that it has remitted to the Escrow Agent, as defined in Section 3(d) below, funds representing subscriptions for all of the Shares being sold in the Offering. The date of the Closing shall be referred to as the "Closing Date."

(b) If all of the Shares are not sold by the end of the Offering Period, the Offering will be terminated and this Agreement will be of no further force and effect (except as provided in Sections 4(e), 6 and 7).

(c) The Shares shall be offered to the general public at the initial public offering price of $8.75 per Share.

(d) Any indications of interest from customers of the Underwriter in purchasing the Shares existing as of the Effective Date have automatically become orders to purchase Shares. Funds for such subscriptions, as well as from subsequent subscriptions received from the Underwriter, will be transferred from customers' brokerage accounts with the Underwriter to J. P. Morgan Chase Bank, Inc., as Escrow Agent (the "Escrow Agent") in accordance with the terms of the Escrow Agreement (the "Escrow Agreement") dated as of the date hereof between the Company, the

Underwriter, the Escrow Agent and American Stock Transfer & Trust Company, the Transfer Agent of the Company's Series A Preferred Stock. The amount of such debit will equal the purchase price of the Shares being sold to such customers. At the Closing, the Underwriter will additionally debit from the accounts of its customers who purchased Shares in the Offering its customary trading charge, which will not be subject to the Escrow Agreement.

(e) The Company agrees to issue or have the Shares issued in such names and denominations as may be specified by the Underwriter and to deliver the Shares on the Closing Date against payment in the form of wire transfer, bank check or certified check to the Company at $8.75 per Share, less the accountable expenses as set forth in Paragraph 4(e).

(f) If all of the Shares are sold, the Underwriter shall be entitled to receive as compensation a commission of $0.61 per Share with respect to all Shares sold, which represents a commission of 7% and which compensation the Underwriter shall be entitled to deduct and retain from the proceeds of the sale of the Shares prior to transmittal of payment to the Company.

(g) The Underwriter and the Company, by mutual agreement may, at any time prior to Closing Date terminate the Offering.

(h) As additional compensation to the Underwriter, the Company will issue at the Closing Date to the Underwriter the Underwriter's Warrant to purchase the Warrant Shares. The exercise price for 18,000 of the Underwriter's Warrants will be $9.19 per Warrant Share; for another 18,000 of the Underwriter's Warrants $9.63 per Warrant Share; and for the remaining 18,000 Underwriter's Warrants $10.06 per Warrant Share. The Underwriter's Warrants will become exercisable on the first anniversary of the Closing Date and will expire on the fifth anniversary. The Warrant Shares to be issued upon exercise of the Underwriter's Warrants will be identical in all respects to the Shares. The Underwriter will pay to the Company on the Closing Date the purchase price of $.001 per Underwriter's Warrant (an aggregate of $54.00). The Underwriter's Warrant and form of warrant certificate shall be substantially in the form filed as Exhibit 4.3 to the Registration Statement.

4. <u>Covenants of the Company</u>. The Company further covenants and agrees with the Underwriter that:

(a) The Company will use its best efforts to cause the Registration Statement to become effective and will not at any time, whether before or after the Effective Date, file any amendment to the Registration Statement or supplement to the Prospectus of which the Underwriter shall not previously have been advised and furnished with a copy or to which the Underwriter shall have reasonably objected in writing or which is not in compliance with the Act, or the Rules and Regulations of the Commission thereunder.

(b) The Company will notify the Underwriter immediately and confirm in writing (i) when the Registration Statement and any post-effective amendment thereto becomes effective, (ii) of the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or of the Prospectus or of the initiation of any proceedings for such purposes, and (iii) of the receipt of any comments (in writing or orally) from the Commission in respect of the Registration Statement or Prospectus. If the Commission shall enter a stop order or any order preventing or suspending the use of any Preliminary Prospectus or of the Prospectus at any time, or shall initiate any proceedings for such purpose, the Company will make every reasonable effort to prevent the issuance of such order and if issued, to obtain the withdrawal thereof.

(c) Within the time during which a prospectus relating to the Shares is required to be delivered under the Act, the Company will comply with all requirements imposed upon it by the Act, as now and hereafter amended, and by the Rules and Regulations of the Commission thereunder, from time to time in force, so far as necessary to permit the continuance of sales or dealings in the Shares, (or the Warrant Shares to be acquired upon the exercise of the Underwriter's Warrants) as contemplated by the provisions hereof and the Prospectus; and if during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with the Act, the Company will promptly notify the Underwriter and will amend or supplement the Prospectus (in form reasonably satisfactory to your counsel and at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d) The Company will cooperate with the Underwriter and will take all necessary action, and furnish to whomever the Underwriter may direct such proper information, as may be lawfully required in qualifying the Shares and the Warrant Shares for offering and sale under the securities or blue sky law of such states as the Underwriter may designate, and in continuing such qualifications in effect so long as required for the distribution; provided that the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any such state or to submit to any requirements which it reasonably deems unduly burdensome.

(e) The Company will pay any and all fees, taxes and expenses incident to the performance of its obligations under this Underwriting Agreement, including, but not limited to: (i) expenses and taxes incident to the issuance and delivery to the Underwriter of the Shares to be sold in the Offering; (ii) all fees and disbursements of counsel and accountants for the Company (including any specifically identified fees and expenses of counsel for the Underwriter related to such counsel's assisting in the preparation of certain organizational materials, corporate documents and material agreements for the Company and the fees of special entertainment counsel, which fees have been advanced by the Underwriter); (iii) expenses and filing fees incident to the preparation, printing, delivery, shipment and filing with the Commission and state blue sky authorities of the Registration Statement and all exhibits thereto and the Prospectus, and any amendments or supplements thereto; (iv) fees of blue sky counsel (which counsel is to be designated by the Underwriter and who may be Underwriter's counsel) to cover the fees attendant to the qualification of the Shares in those states or jurisdictions reasonably agreed to by counsel for the Company and counsel for the Underwriter (it hereby being agreed by the Company that a minimum of twenty (20) states is deemed to be reasonable); (v) advertising costs and expenses in connection with any "road show", information meetings and presentations, bound volumes and prospectus memorabilia and "tombstone" advertisement expenses; (vi) fees and expenses of the transfer agent and registrar, (vii) the fees payable to the Commission and the National Association of Securities Dealers, Inc. ("NASD"). It is expressly understood by and between the parties hereto that if this Agreement is terminated by the Underwriter pursuant to Section 9(b), the Company shall reimburse and indemnify the Underwriter for all of its actual out-of-pocket expenses. The Company also agrees that if the Closing Date has not occurred by the 90th day following the Effective Date and the Company then elects not to extend the Offering Period, as provided in Section 3(a), despite the willingness of the Underwriter to so extend the Offering Period, the Company shall be liable for all expenses identified in this Section 4(e).

(f) The Company will apply the net proceeds from the sale of the Shares substantially as set forth under the caption "Use of Proceeds" in the Prospectus.

(g) The Company will deliver to the Underwriter as promptly as practicable three signed copies of the Registration Statement and all amendments thereto, including all exhibits filed therewith or incorporated therein by reference, and signed consents, certificates and opinions of accountants and of any other persons named in the Registration Statement as having prepared, certified or reviewed any part thereof, and will deliver to the Underwriter such number of unsigned copies of the Registration Statements, without exhibits, and of all amendments thereto, as the Underwriter may reasonably request. The Company will deliver to the Underwriter or upon its order, on the Effective Date and thereafter, subject to the provisions of Section 4(c) hereof, from time to time, as many copies of the Prospectus in final form or as thereafter amended or supplemented, as the Underwriter may reasonably request. The Company will deliver to the Underwriter, promptly after the Closing Date, three (3) bound volumes of all of the documents, papers, exhibits correspondence and records forming the materials involved in this public offering.

(h) The Company will make generally available to its security holders, as soon as is practicable to do so (in no event later than fifteen months after the effective date of the Registration Statement), an Earnings Statement of the Company (which need not be audited) covering a period of at least twelve months beginning not later than the first day of the fiscal quarter next succeeding such effective date which shall satisfy the provisions of Section 11 (a) of the Act.

(i) For a period of at least three years from the date hereof, the Company will supply to the Underwriter, (i) as soon as practicable after the end of each fiscal year, an annual report of the Company and its consolidated subsidiaries (if any) for such period, (ii) copies of such financial statements and reports as the Company may, from time to time, furnish generally to holders of any class of its stock, (iii) copies of each report which it shall be required to file with the Commission or any securities exchange at the same time as such reports are filed and (iv) copies of the daily stock transfer sheets of the Company, (v) copies of every press release which was released or prepared by or on behalf of the Company, and (v) from time to time such other information concerning the Company as the Underwriter may reasonably request.

(j) For a period of three (3) years after the effective date of the Registration Statement, the Underwriter shall have the right to designate for election one (1) individual to the Company's Board of Directors (the "Board"). Such person shall be mutually acceptable to the Company and the Underwriter. If the Underwriter elects not to exercise such right, then it may designate one (1) individual to attend meetings of the Company's Board. The Company shall notify the Underwriter of each meeting of the Board and the Company shall send to such individual all notices and other correspondence and communications sent by the Company to members of the Board. Such individual shall be reimbursed for all out-of-pocket expenses incurred in connection with his attendance of meetings of the Board.

(k) The Company shall cooperate with the Underwriter in making available such information as it may request in making an investigation of the Company and its affairs.

(l) The Company will pay the fees and expenses (but not transfer taxes, if any) of the Company's stock transfer agent and registrar (if any), without charge to stockholders, for not less than three years after the Effective Date.

(m) Neither the Company, nor any of its officers, directors, stockholders, nor any of their respective affiliates (within the meaning of the Rules and Regulations) will take, directly or indirectly, any action designed to, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company.

(n) The Company shall timely file all such reports, forms or other documents as may be required from time to time, under the Act, the Exchange Act, and the Rules and Regulations, and all such reports, forms and documents filed will comply as to form and substance with the applicable requirements under the Act, the Exchange Act, and the Rules and Regulations.

(o) The Company agrees that it will not, for a period of six (6) months from the Effective Date, issue any new shares of Common Stock or Series A Preferred Stock, or any option, warrant, convertible security or contract right to acquire shares of Common Stock or Series A Preferred Stock, other than in connection with the exercise by the Underwriter of the Underwriter's Warrants or the reissuance of shares of Common Stock necessitated by the replacement of any current officers, directors or employees of the Company whose shares were first repurchased as a result of the termination of their affiliation with the Company.

(p) Until the completion of the distribution of the Shares, the Company shall not without the prior written consent of the Underwriter, issue, directly or indirectly, any press release or other communication or hold any press conference with respect to the Company or its activities or the offering contemplated hereby, other than trade releases issued in the ordinary course of the Company's business consistent with past practices with respect to the Company's operations.

(q) For a period equal to the lesser of (i) five (5) years from the date hereof, and (ii) the sale to the public of the Warrant Shares, the Company will not take any action or actions which may prevent or disqualify the Company's use of Form SB-2 or Form S-1 (or other appropriate form) for the registration under the Act of the Warrant Shares, other than as a result of the dissolution and liquidation of the Company, as disclosed in the Prospectus. The Company further agrees to use its best efforts to file such post-effective amendments to the Registration Statement as may be necessary, in order to maintain its effectiveness and to keep such Registration Statement effective as long as any of the Underwriter's Warrants remain outstanding or as long as any outstanding Warrant Shares have not yet been sold to the public.

(r) For a period of twelve (12) months after the effective date of the Registration Statement, the Company shall not restate, amend or alter any term of any written employment, consulting or similar agreement entered into between the Company and any of the Founders in a manner which is more favorable to such officer, director or key employee, without the prior written consent of the Underwriter.

(s) Prior to the commencement of commercial production of the Film, the Company will obtain and maintain insurance policies, including, but not limited to, general liability and property insurance, to insure the Company and its employees, against such losses and risks generally insured against by comparable businesses.

5. Conditions of the Underwriter's Obligation. The Underwriter's obligations to proceed with the Closing and to deliver to the Company payment for the Shares as provided herein, assuming that all of the Shares have been sold and payment therefor (including the applicable clearing charges) is then-available in its customers' accounts, shall be subject to the accuracy, as of the date hereof and as of the Closing Date (as if made on the Closing Date), of the representations and warranties of the Company herein, to the accuracy of statements of Company officers made in certificates delivered pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to the following additional conditions:

(a) The Registration Statement shall have become effective not later than 5:30 p.m., New York time on the day following the date of this Agreement, unless a later time and date be agreed to by the Underwriter; and no stop order suspending the effectiveness of the Registration Statement, or order preventing or suspending the use of any Preliminary Prospectus or of the Prospectus, shall have been issued and no proceedings for such purpose shall have been instituted or will be pending or, to the knowledge of the Company or the Underwriter, shall be contemplated by the Commission; and any request of the Commission for additional information (to be included in the Registration Statement or the Prospectus or otherwise) shall have been complied with to the satisfaction of the Underwriter's Counsel.

(b) On the Closing Date the Underwriter shall have received an opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, counsel to the Company, dated the Closing Date, to the effect that:

(i) This Agreement and the Underwriter's Warrants each has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company enforceable in accordance with their respective terms (except insofar as enforcement of the indemnification and contribution provisions thereof may be limited by applicable federal securities laws or principles of public policy and subject to bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general principles of equity). The Company has full corporate power and authority to enter into this Agreement and the Underwriter's Warrants and to sell, issue and deliver the Shares, the Underwriter's Warrants and the Warrant Shares;

(ii) The Company has an authorized and outstanding capital stock as set forth under "Capitalization" in the Prospectus; all of the Company's outstanding shares have been duly authorized and validly issued, and are fully paid and non assessable; all of the securities sold and to be issued by the Company pursuant to this Agreement have been duly and validly authorized, issued and delivered and are fully paid and non assessable, and conform to the description thereof in the Prospectus and such description conforms to the rights duly set forth in the Certificate of Incorporation of the Company; the holders of the Shares, the Underwriter's Warrants and the Warrant Shares are not, and will not be, subject to any personal liability by reason of being holders thereof; and none of such securities has been issued in violation of the preemptive rights or any other rights of any stockholder of the Company and no stockholder has any preemptive right to subscribe for or to purchase any Shares;

(iii) The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware, has full corporate power and authority to conduct its business as presently conducted and as described in the Prospectus and to own its properties and is duly qualified to do business and is in good standing in such jurisdiction wherein the property owned or leased by it makes such qualification necessary (except where failure to so qualify would not have a material adverse effect on the Company);

(iv) The Registration Statement has become effective under the Securities Act and, to the best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or is pending or contemplated by the Commission;

(v) The Registration Statement and the Prospectus, and any amendment or supplement thereto, comply as to form in all material respects with the requirements of the Securities Act and the Rules and Regulations promulgated thereunder (except that such counsel need express no opinion as to the financial statements and schedules and financial data included therein);

(vi) Such counsel has assisted in the preparation of the Registration Statement and the Prospectus and no fact has come to the attention of such counsel which leads such counsel to believe that, either as of the Effective Date or the date of the opinion, (a) either the Registration Statement or the Prospectus or any amendment or supplement thereto (except for the financial statements and schedules and financial data included therein, as to which such counsel need express no opinion) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) there is any legal, governmental or administrative proceeding pending, threatened or contemplated to which the Company is or may become a party or of which any of its property is or may become subject, or any basis for any legal, governmental or administrative proceeding, required to be described in the Prospectus which is not described as required, or (c) there is any contract or document of a character required to be described in the Registration Statement or the Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required;

(vii) The execution, delivery and performance of this Agreement and the Underwriter's Warrants by the Company and the consummation of the transactions contemplated therein have not and will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, the Certificate of Incorporation or Bylaws of the Company or any indenture, mortgage, deed of trust, note agreement or other agreement or instrument known to such counsel to which the Company is a party or by which it is bound or to which any or its property is subject, or any federal or state statute, law, rule or regulation, or any judgment, order or decree of any court or governmental agency or body known to such counsel having jurisdiction over the Company or any of its property;

(viii) No consent, approval, authorization or order of, or declaration or filing with, any government, governmental instrumentality or court, is required for the valid consummation by the Company of the transactions contemplated by this Agreement except such as may be required under the Securities Act or any state securities or "blue sky" laws in connection with the purchase, sale and distribution of the Shares and the Underwriter's Warrant;

(ix) To the best of such counsel's knowledge after due inquiry, the Company possesses all permits, certificates of compliance, approvals, licenses, waivers, consents and other rights from governmental authorities and other third parties which are requisite for the material conduct of its business as presently conducted and as described in the Prospectus (except such as in the aggregate would not materially affect the business or operations of the Company and except for matters relating to the Company's intellectual property, as to which no opinion is expressed), for the consummation of the transactions contemplated in this Agreement and for the offering contemplated by the Prospectus, such permit, certificate of compliance, approval, license, waiver, consent and right is valid and in full force and effect.

(x) To the best of such counsel's knowledge, except as described in the Prospectus, the Company is not in breach of, or in default under, any term or provision of any material agreement or instrument to which the Company is a party or by which the Company may be bound or to which the property or assets (tangible or intangible) of the Company is subject or affected; and the Company is not in violation of any term or provision of (A) its certificate of incorporation or by-laws, (B) any order, license, certificate, franchise or permit of any governmental or regulatory official or body or (C) any judgment, decree, order, statute, rule or regulation to which it is subject;

(xi) assuming due execution by each of the Founders, the Lock-up Agreements are legal, valid and binding obligations of the parties thereto, enforceable against the party and any subsequent holder of the securities subject thereto in accordance with their terms; and

(xii) none of the Company or any of its affiliates shall be subject to the requirements of or shall be deemed an "Investment Company."

(c) On the Closing Date, the Underwriter shall have received from the Law Offices of Nicole Page, special entertainment counsel for the Underwriter, to the effect that:

(i) Except as otherwise disclosed in the Prospectus, based solely on our review of the agreements between the Company and TAP Entertainment, Inc. dated April 7, 2003 and the agreement between the Company and Lisa Reardon, dated April 15, 2003, copies of which have been provided to us, which we are assuming have been duly authorized, executed and delivered by all parties thereto, (A) the Company owns or possesses, free and clear of all liens or encumbrances and rights thereto or therein by third parties, the requisite options (the "Options") to acquire the licenses and other rights to produce and distribute a film (the "Film") based on the novel written by Lisa Reardon entitled "Billy Dead" (the "Novel") and the screenplay written by Keith Gordon based on the Novel (the "Screenplay"), (B) upon the Company's exercise of such Options in accordance with the terms of the applicable agreements pertaining thereto, the Company will own or possess, free and clear of all liens or encumbrances and rights thereto or therein by third parties, the licenses and other rights to produce and distribute the Film based on the Novel and the Screenplay, and (C) to the best of our knowledge, there is no existing or pending action or proceeding which challenges the exclusive rights of the Company with respect to the Novel and the Screenplay or which would otherwise affect the Company's business, as described in the Prospectus, in any material respect; and

(ii) Except as described in the Prospectus, the Company is not under any obligation to pay to any third party, royalties or fees of any kind whatsoever with respect to any intellectual property developed, employed, licensed or used by the Company.

(d) On the Closing Date, the Underwriter shall have received from Raimondo Pettit Group, a letter dated as of such date, to the effect that:

(i) They are independent accountants with respect to the Company within the meaning of the Act and the applicable published Rules and Regulations;

(ii) In their opinion, the financial statement (including the schedules, if any) in the Registration Statement examined by such firm, comply as to form in all material respects with applicable accounting requirements of the Act and the published Rules and Regulations thereunder with respect to registration statements on Form SB-2; and

(iii) On the basis of procedures (in accordance with generally accepted accounting standards) consisting of reading the minutes of meetings of the shareholders and the Board of Directors of the Company since the date of the latest audited balance sheet as set forth in the minute book through a specified date not more than five business days prior to the Closing Date, reading the unaudited interim financial statements (if any), including the schedules (if any), of the Company included in the Registration Statement and making inquiries of certain officials of the Company who have responsibility for financial and accounting matters regarding the specific items for which representations are requested below, nothing has come to their attention as a result of the foregoing procedures that caused them to believe that (a) the unaudited financial statements (if any), including the schedules (if any), of the Company included in the Registration Statement do not comply as to form in all material respects with applicable accounting requirements of the Act and the published Rules and Regulations thereunder, (b) said financial statements including the schedules (if any), are not presented fairly, in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements, or (c) during the period from the date of the latest balance sheet covered by their report(s) included in the Registration Statement to a specific date not more than five business days prior to the Closing Date, there has been any change in the capital stock or long-term debt of the Company as compared with the amounts shown in the balance sheet included in the Registration Statement, except as set forth in or contemplated by the Registration Statement, and for the period from the date of the last balance sheet contained in the Prospectus to a specified date not more than five days prior to the date of such letter, there has been any decrease, except as described in such letter and previously discussed with the Underwriter, in consolidated gross revenues, net income, consolidated assets or total stockholders' equity as compared with the amounts shown on such balance sheet, except for such changes or decreases which the Registration Statement discloses have occurred or may occur.

(e) The Underwriter shall have received a certificate or certificates, dated the Closing Date, executed by the Chairman of the Board or the President or a Vice President of the Company and by a principal financial or accounting officer of the Company to the effect that, to the best of their knowledge based on a reasonable investigation:

(i) No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted or are pending or contemplated under the Act;

(ii) Neither the Registration Statement nor the Prospectus nor any amendment or supplement thereto contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statement therein not misleading and since the effective date of the Registration Statement, there has occurred no event required to be set forth in an amendment or supplemented Prospectus which has not been so set forth;

(iii) Except as contemplated in the Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transaction, not in the ordinary course of business, and there has not been any material change in the capital stock or funded debt of the Company, or any material adverse change in the condition (financial or other) or results of operations of the Company;

(iv) There are no legal proceedings pending or threatened against the Company of a character effecting the validity of this Agreement or required to be disclosed in the Prospectus which are not disclosed therein; there are no transactions or contracts which are required to be filed as exhibits to the Registration Statement which are not so filed;

(v) Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, the Company has not sustained any material loss or damage to its properties, whether or not insured; and

(vi) The representations and warranties of the Company in this Agreement are true and correct, as if made on and as of the Closing Date; and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

(f) All such opinions, letters, certificates and documents will be in compliance with the provisions hereof only if they are satisfactory to the Underwriter and to its counsel. The Company will furnish the Underwriter with such signed or conformed copies of such opinions, letters, certificates and documents and with such additional documents, certificates or letters as the Underwriter may reasonably request.

(g) If any condition to the Underwriter's obligations hereunder to be satisfied at or prior to the Closing Date is not so satisfied, the Underwriter may terminate this Agreement without liability on its part or on the part of the Company, except for the expenses to be paid or reimbursed by the Company pursuant to Section 4(e) of this Agreement and except for any liability under Section 6 of this Agreement.

6. Indemnification.

(a) The Company will indemnify and hold harmless the Underwriter and each person, if any, who controls the Underwriter within the meaning of the Act against any losses, claims, damages or liabilities, joint or several, to which it or such controlling person may become subject, under the Act or otherwise, insofar as such loses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or in any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Shares under the securities laws thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse it and each such controlling person for any legal or other expenses reasonably incurred by it or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, such Preliminary Prospectus, the Prospectus or such amendment or supplement, or in such blue sky application or such other document, in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use in the preparation thereof; and provided, further, that the Company will not be liable under this indemnity agreement, insofar as it relates to any Preliminary Prospectus, to the extent that any such loss, claim, damage, liability or action results from the fact that the Underwriter sold Shares to a person to whom there was not sent or given, at or prior to the written confirmation of such sales, a copy of the Prospectus (or of the Prospectus as then amended or supplemented if the Company had previously furnished copies thereof to you). This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) The Underwriter will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or in any blue sky application or other document executed by the Company specifically for that purpose filed in any state or other jurisdiction in order to qualify any or all of the Shares under the securities laws thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, such Preliminary Prospectus, the Prospectus or such amendment or supplement, or in such blue sky application or such other document, in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use in the preparation thereof; and will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Underwriter may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 6. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

7. Contribution.

(a) In order to provide for just and equitable contribution under the Act in any case in which (i) the Underwriter (or any person who controls the Underwriter within the meaning of the Act) makes claim for indemnification pursuant to Paragraph 6 (a) hereof but it is judicially determined by the entry of final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal, or the denial of the last right of appeal, that such indemnification may not be enforced in such case notwithstanding the fact that Paragraph 6(a) provides for indemnification in such case or (ii) contribution under the Act may be required on the part of the Underwriter or any such controlling person in circumstances for which indemnification is provided under Paragraph 6(b), then, and in each such case, the Company and the Underwriter shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that the Underwriter is responsible for an aggregate of 7% (being the amount of the Underwriter's commission) and the Company is responsible for the remaining portion; provided, however, that, in any such case, no person guilty of a fraudulent misrepresentation (within the meaning of Section 11 (f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(b) Promptly after receipt by any party to this Agreement of notice of the commencement of any action, suit or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution under the Act. In case any such action, suit or proceeding is brought against any party, any such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate with the notifying party and any other contributing party similarly notified.

8. <u>Representations and Indemnities to Survive Delivery</u>. All representations and warranties of the Company contained herein and in the certificate or certificates delivered pursuant to Section 5(e) hereof, and the indemnity agreements contained in Section 6 and 7 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any controlling person, or by or on behalf of the Company or any officer, director or controlling person, or any termination of this Agreement, shall survive delivery of any payment for the Shares.

9. <u>Effective Date of this Agreement and Termination Thereof</u>.

(a) This Agreement shall become effective at 9 a.m., New York time, on the first full business day after the Effective Date, or at such earlier time after the Registration Statement has become effective as the Underwriter in its discretion shall first release the Shares for sale to the public. The Underwriter or the Company may prevent this Agreement from becoming effective without liability of any party to any other party, except as noted below, by giving the notice hereinafter specified at or before the time this Agreement becomes effective; provided, however, that the provisions of this Section 6 and of Section 4(e) hereof shall at all times be effective.

(b) The Underwriter shall have the right to terminate this Agreement by giving the notice hereinafter specified at any time at or prior to the Closing Date if (i) the Company shall have failed, refused or been unable, at or prior to the Closing Date, to perform any agreement on its part or be performed hereunder, or because any other condition precedent to the Underwriter's obligation hereunder required to be fulfilled by the Company is not fulfilled, or if (ii) trading on the New York Stock Exchange or Over-the-Counter Markets for the trading of securities shall have been generally suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been generally required, on the Over-the-Counter Markets, by the New York Stock Exchange or the NASD, or by order of the Commission or any other governmental authority having jurisdiction, or if there has been a substantial adverse change in general market or economic conditions, or if a banking moratorium shall have been declared by Federal or New York authorities, or if an outbreak of hostilities or other national or international calamity of such nature as to disorganize the securities markets in the United States shall have occurred since the execution hereof. If the Underwriter elects to prevent this Agreement from becoming effective or to terminate this Agreement as provided in this Section 9, the Underwriter shall notify the Company promptly by telephone, fax or email, confirmed by letter. If the Company elects to prevent this Agreement from becoming effective, the Company shall notify the Underwriter promptly by telephone, fax or email, confirmed by letter.

10. Notices. All communications hereunder, except as herein otherwise specifically provided, shall be in writing and if sent to the Underwriter shall be mailed, delivered or telegraphed and confirmed to Peter McDonnell, Civilian Capital, Inc., 14 N Peoria Street, Ste. 7c., Chicago, IL , 60607, with a copy to Adam Eilenberg, Esq., Ehrenreich Eilenberg & Krause LLP, 11 E. 44th St., 17th Floor, New York, NY, 10017, or if sent to the Company shall be mailed, delivered or telegraphed and confirmed to it at Billy Dead, Inc., Attn: Charles Ryan, 2312 Lorenzo Dr., Los Angeles, California, with a copy to Denis Rice, Esq., Howard, Rice, Nemerovski, Canady, Falk & Rabkin, Three Embarcadero Center, 7th Floor, San Francisco, CA 94111.

11. Parties. This Agreement shall insure to the benefit of and be binding upon the Underwriter and the Company and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person or corporation, other than the parties hereto and their respective successors and assigns, and the controlling persons and the officers and directors referred to in Section 6 hereof, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provision hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns, and said selling security holders and said controlling persons and said officers and directors, and for the benefit of no other person or corporation. No purchaser of any of the Shares from any Underwriter shall be construed a successor or assign by reason merely of such purchase.

12. Information Furnished by Underwriters. The statement set forth in the last paragraph on the cover page and under the caption "Underwriting" in any Preliminary Prospectus and in the Prospectus and in blue sky reports of sales, if any, constitute written information furnished by or on behalf of the Underwriter referred to in Sections 2(b), 6(a) and 6(b) hereof.

13. Miscellaneous. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California.

If the foregoing correctly sets forth the understanding between the Company and the Underwriter, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Underwriter.

Very truly yours,

BILLY DEAD, INC.

By:_____
    Charles F. Ryan III, Chief Executive Officer

Accepted as of _____, 2003:

CIVILIAN CAPITAL, INC.

By:_____
    Peter S. McDonnell, Chief Executive Officer

EXHIBIT 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BILLY DEAD, INC.

Billy Dead, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), DOES HEREBY CERTIFY:

FIRST: The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on September 24, 2002.

SECOND: The Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Company.

THIRD: The Amended and Restated Certificate of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by the President and the Secretary this 27 day of February 2003.

BILLY DEAD, INC.


By: /S/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer


ATTEST:

By: /s/ JULIE LYNN
(Julie Lynn)
Secretary

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

BILLY DEAD, INC.

FIRST

The name of this corporation is Billy Dead, Inc. (the "Company").

SECOND

The address of the Company's registered office in the State of Delaware is 15 East North Street, in the City of Dover, County of Kent, 19901. The name of the registered agent at that address is Nationwide Information Services, Inc.

THIRD

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("DGCL").

FOURTH

A. Authorized Shares.

The Company is authorized to issue two classes of stock, designated "Common Stock" and "Series A preferred stock," respectively. The total number of shares which the Company is authorized to issue is 1,854,000 shares, par value $0.001 per share. The number of shares of Common Stock which the Company is authorized to issue ("Common Stock") is 900,000 shares, and the number of shares of Series A preferred stock ("Series A Preferred") which the Company is authorized to issue is 954,000 shares.

B. Provisions Applicable To Series A Preferred.

The Series A Preferred and the holders thereof shall have the rights, preferences, privileges and restrictions set forth below:

1.   Dividends. The holders of the Series A Preferred shall be entitled to receive, when and as declared by the board of directors of the Company (the "Board"), dividends out of funds legally available therefor. No dividends shall be payable on the Common Stock until the holders of each share of Series A Preferred shall have received, from prior dividends or other distributions, an aggregate amount of $8.75 in cash or other property (as adjusted for stock splits, stock dividends, recapitalizations and similar events) (the "Liquidation Preference"). After the holders of the Series A Preferred have received in dividends or distributions an aggregate amount per share equal to the Liquidation Preference, any subsequent dividends declared and paid by the Board on the Series A Preferred can only be made if a simultaneous dividend on the Common Stock has been declared and paid, as a result of which the aggregate amount of cash or other property payable as the dividend to the entire class of Series A Preferred, taken as a whole (excluding the payment of any prior dividends or distributions), will equal four times the aggregate amount of cash or other property payable as the dividend to the entire class of Common Stock, taken as a whole. Any dividend declared by the

Corporation shall not be cumulative, and no right to such dividends shall accrue to holders of the Series A Preferred unless declared by the Board.

2. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Company ("Liquidation"), either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manner:

(i) First, the holders of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common by reason of their ownership of such stock, the Liquidation Preference for each share of Series A Preferred then held by them, less the amount of any prior dividends and distributions received by each share of Series A Preferred, and plus an amount equal to all declared but unpaid dividends for each share of the Series A Preferred. If the assets and funds thus distributed among the holders of the Series A Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the Series A Preferred according to the number of shares of the Series A Preferred then held by each such holder.

(ii) Second, after giving effect to the provisions of subparagraph 2(a)(i) above, the remaining assets of the Company shall be distributed to the holders of the Series A Preferred and to the holders of the Common Stock pro rata by class so that the aggregate amount of cash or other property distributed to the entire class of Series A Preferred, taken as a whole (excluding any prior dividends or distributions), will equal four times the aggregate amount of cash or other property distributed to the entire class of Common Stock, taken as a whole.

(b) For purposes of this Section 2, a merger or consolidation of the Company with or into any other corporation or corporations (but excluding any merger effected solely for the purpose of reincorporating in another state), or the merger of any other corporation or corporations into the Company, in which consolidation or merger the stockholders of the Company receive distributions in cash or securities of another corporation or corporations as a result of such consolidation or merger, a sale of voting control, a sale of all or substantially all of the assets of the Company (other than the execution, delivery or performance by the Company of any agreement relating to the distribution, licensing or sale of any film created or produced by the Company (a "Distribution Deal")), or the undertaking by the Company of a transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of (other than the Company's initial public offering), shall be treated as a Liquidation.

(c) Any securities to be delivered pursuant to Section 1 (except for dividends paid in capital stock of the Company) and subparagraph 2(b) above shall be valued as follows:

(i) securities not subject to investment letter or other similar restrictions on free marketability:

(A) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) days prior to the closing;

(B) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever are applicable) over the 30-day period ending three days prior to the closing; and

(C) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs 2(c)(i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined in good faith by the Board.

3.   Conversion; Redemption. The Series A Preferred shall not have rights to be converted into other securities of the Company or to be redeemed by the Company.

4.   Voting Rights.

(a) Holders of Series A Preferred shall have full voting rights and powers, and shall be entitled to vote, together with the holders of Common Stock, with respect to any matters upon which holders of Common Stock have the right to vote. The holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series A Preferred issued and outstanding shall have one half (1/2) vote. Except as otherwise provided herein, such votes shall be counted together and not separately as a class. Holders of Common Stock and Series A Preferred shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company.

(b) The following actions will require the approval of a majority of the total number of eligible votes to which the Common Stock and the Series A Preferred, taken together as one class, are entitled (with each share of Common Stock having one vote and each share of Series A Preferred having one-half (1/2) vote):

> (i)   The dissolution, liquidation or other winding up of the Company or any subsidiary;
> (ii)   The cessation of all or a substantial part of the business of the Company or any subsidiary;
> (iii)   The execution, delivery and performance by the Company of a Distribution Deal.

(c) The following actions will require the approval of (A) a majority of the total number of eligible votes to which the Common Stock and the Series A Preferred, taken together as one class, are entitled (with each share of Common Stock having one vote and each share of Series A Preferred having one-half (1/2) vote); and (B) a majority of the shares of Series A Preferred actually voting on the action being proposed:

> (i)   The amendment of the Company's Certificate of Incorporation;
> (ii)   The redemption, purchase or other acquisition of any of the Company's capital stock, except for the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, including the termination of employment;

(iii) The authorization or issuance, or the incurring of any obligation itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or on a parity with the Series A Preferred then outstanding, other than those shares of Series A Preferred that may be issuable upon the exercise of Underwriters' Warrants to be issued by the Company in connection with its initial public offering;

(iv) The issuance or sale by any subsidiary, or the obligating of such subsidiary to issue or sell, except to the Company or any wholly owned subsidiary, any stock of such subsidiary;

(v) Any sale, lease, assignment, transfer or other conveyance or all or substantially all of the Company's assets or any of its subsidiaries, other than a Distribution Deal, or any consolidation or merger involving the Company or any of its subsidiaries;

(vi) Any reclassification or other change of any capital stock of the Company, or any recapitalization of the Company;

(vii) The formation of any entity or the acquisition of the stock or assets of any company which is not wholly owned by the Company;

(viii) The making of any material change in the nature of the Company's or any subsidiary's primary business;

(ix) The making of any full length feature film by the Company other than a sequel to the film originally planned to be made by the Company.

(d) The following actions will require the approval of (A) a majority of the total number of eligible votes to which the Common Stock and the Series A Preferred, taken together as one class, are entitled (with each share of Common Stock having one vote and each share of Series A Preferred having one-half (1/2) vote); and (B) a majority of the votes of the shares of Series A Preferred then outstanding:

(i) The consummation of any transaction with any person affiliated with the Company relating to a material portion of the Company's assets. For purposes of this subparagraph 4(d)(i), an affiliate shall include any person controlling, controlled by or under common control with the Company, and shall include all officers and directors of the Company, as well as the director and the producer of the film project to be undertaken by the Company.

C. Provisions Applicable to Common Stock.

The powers, preferences, rights, restrictions and other matters relating to the Common Stock are as follows:

1. Dividends. Subject to the prior rights of holders of issued and outstanding shares of Series A Preferred, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed as provided in subparagraph B.2 hereof.

3. Redemption. The Common Stock is not redeemable.

4.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

FIFTH

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

SIXTH

Elections of directors need not be by written ballot unless the By-Laws of the Company so provide.

SEVENTH

The Company is to have perpetual existence.

EIGHTH

The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

NINTH

Whenever a compromise or arrangement is proposed between this Company and its creditors or any class of them and/or between this Company and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Company under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Company under Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Company, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Company as the case may be, agree to any compromise or arrangement and to any reorganization of this Company as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or all the stockholders or class of stockholders, of this Company, as the case may be and also on this Company.

TENTH

A. A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as amended. Any repeal or modification of this Section A or adoption of any provision of this Certificate of Incorporation inconsistent with this Section A by the stockholders of the Company shall have prospective effect only and shall not adversely affect any right or protection of a director of the Company with respect to any act or omission at or before the time of such repeal, modification, or adoption of an inconsistent provision.

B. Each person who was or is made a party or is threatened to be made a party to or is or was involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section C of this Article TENTH with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section B shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of any undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section B or otherwise; and provided further that the Company shall not be required to advance any expenses to any person who is a party to an action, suit or proceeding brought by the Company and approved by a majority of its board of directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person's fiduciary or contractual obligations to the Company or any other willful and deliberate breach in bad faith of such person's duty to the Company or its stockholders.

C. If a claim under Section B of this Article TENTH is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board, independent legal counsel or stockholder) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

D. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article TENTH shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

E. The Company may purchase and maintain insurance or furnish similar protection, including, but not limited to, providing a trust fund, letter of credit or self-insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expenses, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

F. The Company may, to the extent authorized from time to time by the Board, grant rights to indemnification, and rights to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the Company to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the Company.

ELEVENTH

The Company elects out of and shall not be governed by Section 203 of the DGCL.

TWELFTH

The Company (and any subsidiary), and all of its officers, directors, employees, consultants or agents on behalf of the Company or any subsidiary, shall not commence commercial production of "Billy Dead", the full-length, feature film for which the Company was originally formed, or any other full-length, feature film, without first having obtained a third party completion bond as to the completion and delivery of such a film, from a reputable completion bond company in amounts and on terms reasonable and customary in the motion picture industry. This requirement of the Company shall be satisfied by the delivery to the Company by the Chief Executive Officer or other senior officer of the Company of a certificate to the effect that the conditions set forth in this Article TWELFTH have been satisfied.

EXHIBIT 3.2

**BYLAWS OF
BILLY DEAD, INC.**

ARTICLE I

OFFICES

Section 1.01   Registered Office. The registered office shall be in the City of Dover, County of Kent, State of Delaware.

Section 1.02   Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

**ARTICLE II
MEETINGS OF STOCKHOLDERS**

Section 2.01   Location of Meetings. All meetings of the stockholders for the election of directors shall be held at the principal offices of the corporation, in the state of California, at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of California as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of California, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.02   Annual Meetings. Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

Section 2.03   Notice of Annual Meetings. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 2.04   Stock Records. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.05   Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by either the chairman of the board, the chief executive officer or the president, and in addition shall be called by any officer of the corporation at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Special meetings may not be called by any other person or persons.

Section 2.06   Notice of Special Meetings. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 2.07   Business at Special Meetings. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.08   Quorum. The holders of a majority of the total number of eligible votes to which all classes of issued and outstanding capital stock of the corporation, taken together as one class, are entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.09   Votes Required. When a quorum is present at any meeting, the vote of the holders of a majority of the total number of eligible votes to which all classes of issued and outstanding capital stock of the corporation, taken together as one class, are entitled to vote thereat present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 2.10   Proxies. No proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Section 2.11   Action by Written Consent. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 2.12   Special Provisions Regarding Notice of Stockholder Business and Nomination at a Meeting of the Stockholders.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the corporation's notice of meeting, (b) by or at the direction of the Board or (c) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this By-law.

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (c) of paragraph (a)(i) of this By-law, the stockholder must have given timely notice thereof in writing to the secretary of the corporation and such other business must be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting of stockholders commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this By-law to the contrary, if the number of directors to be elected to the Board of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting of stockholders, a stockholder's notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting, except with the unanimous consent of all stockholders entitled to notice thereof. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the Board or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this By-law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-law. If the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(ii) of this By-law shall be delivered to the secretary at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this By-law shall be eligible for election as and to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-law. If the Board or a designated committee thereof determines that any stockholder proposal or nomination was not made in a timely fashion in accordance with the provisions of this By-law or that the information provided in a stockholder's notice does not satisfy the information requirements of this By-law in any material respect, such proposal or nomination shall not be presented for action at the meeting of stockholders in question. If neither the Board nor such committee makes a determination as to the validity of any stockholder proposal or nomination in the manner set forth above, the chairman of the meeting of the stockholders shall determine whether the stockholder proposal or nomination was made in accordance with the terms of this By-law. If the chairman of the meeting determines that any stockholder proposal or nomination was not made in a timely fashion in accordance with the provisions of this By-law or that the information provided in a stockholder's notice does not satisfy the information requirements of this By-law in any material respect, such proposal or nomination shall not be presented for action at the meeting in question. If the Board, a designated committee thereof or the chairman of the meeting determines that a stockholder proposal or nomination was made in accordance with the requirements of this By-law, the chairman of the meeting shall so declare at the meeting of the stockholders and ballots shall be provided for use at the meeting with respect to such proposal or nomination.

(ii) For purposes of this By-law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (including, without limitation, a Form 8-K) pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

ARTICLE III
DIRECTORS

Section 3.01   Number of Directors. The number of directors that shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors, except as provided in Section 3.2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.02   Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3.03   Management of the Corporation. The business of the corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

MEETINGS OF THE BOARD OF DIRECTORS

Section 3.04   Meetings. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.05   Initial Meeting. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 3.06   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 3.07   Special Meetings. Special meetings of the Board of Directors may be called by the chief executive officer or president on two (2) days' notice to each director by mail or twenty-four (24) hours notice to each director either personally or by fax or email; special meetings shall be called by the chief executive officer, president or secretary in like manner and on like notice on the written request of two (2) directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director.

Section 3.08   Quorum. At all meetings of the Board of Directors a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.09   Action by Written Consent. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.10   Telephonic Board Meetings. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 3.11   Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these bylaws.

Section 3.12   Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 3.13   Compensation. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

REMOVAL OF DIRECTORS

Section 3.14   Removal. Unless otherwise restricted by the certificate of incorporation or these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the total number of eligible votes to which all classes of issued and outstanding capital stock of the corporation, taken together as one class, are entitled to vote at an election of directors.

ARTICLE IV
NOTICES

Section 4.01   Notices. Whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by fax or email.

Section 4.02   Waivers. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V
OFFICERS

Section 5.01   Officers. The officers of the corporation shall be chosen by the Board of Directors and shall be a chief executive officer, president, treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board of Directors may also choose one or more vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

Section 5.02   Selection of Officers. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a chief executive officer or president, a treasurer, and a secretary and may choose vice-presidents.

Section 5.03   Other Officers. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 5.04   Compensation. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5.05   Term. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

THE CHAIRMAN OF THE BOARD

Section 5.06   Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. He shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

Section 5.07   Vice Chairman of the Board. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. He shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

THE CHIEF EXECUTIVE OFFICER, PRESIDENT AND VICE-PRESIDENTS

Section 5.08   Chief Executive Officer and President. The chief executive officer or the president, as determined by the Board of Directors, shall be the chief executive officer of the corporation; and in the absence of the Chairman and Vice Chairman of the Board he shall preside at all meetings of the stockholders and the Board of Directors; he shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 5.09   Duties. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

Section 5.10   Absence of Chief Executive Officer or President. In the absence of the chief executive officer or president or in the event of his inability or refusal to act, the vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

Section 5.11   Secretary. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 5.12   Assistant Secretary.   The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 5.13   Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

Section 5.14   Duties. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 5.15   Bond. If required by the Board of Directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 5.16   Assistant Treasurer. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI
CERTIFICATE OF STOCK

Section 6.01   Stock Certificates. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the Chairman or Vice Chairman of the Board of Directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 6.02   Signatures. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 6.03   Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF STOCK

Section 6.04   Transfers. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 6.05   Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholder or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6.06   Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
GENERAL PROVISIONS

DIVIDENDS

Section 7.01   Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Section 7.02   Reserves, Contingencies. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 7.03   Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 7.04   Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SEAL

Section 7.05   Corporate Seal. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

INDEMNIFICATION

Section 7.06   Indemnity. The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation or, at the corporation's request, a director or officer of another corporation; provided, however, that the corporation shall indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by the Board of Directors of the corporation. The indemnification provided for in this Section 7.6 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of such a person. The corporation's obligation to provide indemnification under this Section 7.6 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person.

Expenses incurred by a director of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director of the corporation (or was serving at the corporation's request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by relevant sections of the General Corporation Law of Delaware. Notwithstanding the foregoing, the corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors of the corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the corporation or any other willful and deliberate breach in bad faith of such agent's duty to the corporation or its stockholders.

The foregoing provisions of this Section 7.6 shall be deemed to be a contract between the corporation and each director who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The Board of Directors in its discretion shall have power on behalf of the corporation to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an officer or employee of the corporation.

To assure indemnification under this Section 7.6 of all directors, officers and employees who are determined by the corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the corporation that may exist from time to time, Section 145 of the General Corporation Law of Delaware shall, for the purposes of this Section 7.6, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of the corporation that is governed by the Act of Congress entitled "Employee Retirement Income

Security Act of 1974," as amended from time to time; the corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

ARTICLE VIII
AMENDMENTS

Section 8.01   Amendments. These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the Board of Directors, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. The power to adopt, amend or repeal bylaws conferred upon the Board of Directors by the certificate or incorporation shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

ARTICLE IX
LOANS TO OFFICERS

Section 9.01   Loans. Subject to the requirements of the federal securities laws and any applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

EXHIBIT 4.1

FORM OF COMMON STOCK CERTIFICATE

[Front]

Number   Shares

_____   _____

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

BILLY DEAD, INC.

This Certifies that *********** is the owner of ********** fully paid and non-assessable

  SHARES OF THE COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF BILLY DEAD, INC.,

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon the surrender of this Certificate properly endorsed.

    The Corporation will furnish without charge to each stockholder who so requests, powers, designations, preferences and relative, participating optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation, this *** day of ***** A.D. 200*.

/s/ JULIE G. LYNN   [Corporate Seal]   /s/ CHARLES F. RYAN III
Secretary   President

For Value Received, _____ hereby sells, assign and transfer unto _____
_____ Shares represented by the written Certificate, and do hereby irrevocably
constitute and appoint _____ Attorney to transfer the said Shares on the books of the
within named Corporation with full power of substitution in the premises.

Dated _____200_

In the presence of

_____   _____

THIS SPACE IS NOT TO BE COVERED IN ANY WAY

EXHIBIT 4.2

FORM OF SERIES A PREFERRED STOCK CERTIFICATE

[Front]

Number   Shares   CUSIP No. _____

_____   _____

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

BILLY DEAD, INC.

This Certifies that *********** is the owner of ********** fully paid and non-assessable

SHARES OF THE SERIES A PREFERRED STOCK,
PAR VALUE $0.001 PER SHARE,
OF BILLY DEAD, INC.,

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon the surrender of this Certificate properly endorsed.

The designation, rights, privileges, restrictions, preferences and other terms and provisions of the Series A Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as the same may be amended from time to time (the "Certificate of Incorporation"). The Corporation will provide a copy of the Amended and Restated Certificate of Incorporation to a Holder without charge upon written request to the Corporation at its principal place of business.

Reference is hereby made to the Amended and Restated Certificate of Incorporation, which shall for all purposes have the same effect as if set forth at this place. Upon receipt of this certificate, the Holder is bound by the Amended and Restated Certificate of Incorporation and is entitled to the benefits thereunder.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation, this *** day of ***** A.D. 200*.

/s/ JULIE G. LYNN   [Corporate Seal]   /s/ CHARLES F. RYAN III
Secretary   President

[Back]

For Value Received, _____ hereby sells, assign and transfer unto _____
_____ Shares represented by the written Certificate, and do hereby irrevocably
constitute and appoint _____ Attorney to transfer the said Shares on the books of the
within named Corporation with full power of substitution in the premises.

Dated _____200_
In the presence of

_____   _____

THIS SPACE IS NOT TO BE COVERED IN ANY WAY

EXHIBIT 4.3

FORM OF UNDERWRITER'S WARRANT AGREEMENT

Underwriter's Warrant Agreement dated as of **[Closing Date]** between BILLY DEAD, INC., a Delaware corporation (the "Company"), and CIVILIAN CAPITAL, INC. (hereinafter referred to variously as the "Holder" or "Holders" or the "Underwriter").

W I T N E S S E T H:

WHEREAS, the Company proposes to issue to the Underwriter warrants ("Warrants") to purchase up to an aggregate 54,000 shares of Series A Preferred Stock, $0.001 par value, of the Company ("Series A Preferred"); and

WHEREAS, the Underwriter has agreed pursuant to the underwriting agreement (the "Underwriting Agreement") dated as of **[Effective Date of Registration Statement]** between the Company and the Underwriter to act as the underwriter of the Company's proposed public offering of 900,000 shares of Series A Preferred at a public offering price of $8.75 per share of Series A Preferred (the "Public Offering"); and

WHEREAS, the Warrants are issued pursuant to this Agreement as of the Closing Date (as such term is defined in the Underwriting Agreement) by the Company to the Underwriter in consideration for, and as part of the Underwriter's compensation in connection with, the Underwriter acting as the underwriter pursuant to the Underwriting Agreement;

NOW, THEREFORE, in consideration of the premises, the payment by the Underwriter to the Company of an aggregate fifty-four dollars ($54.00), the agreements herein set forth and other good and valuable consideration, hereby acknowledged, the parties hereto agree as follows:

1. Grant. The Underwriter (or its designees) is hereby granted the right to purchase, at any time from _____, 2004, **[twelve months after the date of this Agreement]** until 5:30 P.M., New York time, on _____, 2008 **[five years after the date of this Agreement]**, up to an aggregate of 54,000 shares of Series A Preferred at an initial exercise price of $9.19 for 18,000 of the Warrants, $9.63 for another 18,000 of the Warrants and $10.06 for the remaining 18,000 of the Warrants, all of which are subject to adjustment as provided in Section 8, subject to the terms and conditions of this Agreement. Except as set forth herein, the shares of Series A Preferred issuable upon exercise of the Warrants are in all respects identical to the shares of Series A Preferred being sold by the Company in the Public Offering pursuant to the terms and provisions of the Underwriting Agreement. The shares of Series A Preferred issuable upon exercise of the Warrants are sometimes hereinafter referred to collectively as the "Securities."

2. Warrant Certificates. The warrant certificates (the "Warrant Certificates") delivered and to be delivered pursuant to this Agreement shall be in the form set forth in Exhibit A, attached hereto and made a part hereof, with such appropriate insertions, omissions, substitutions, and other variations as required or permitted by this Agreement.

3. Exercise of Warrant.

3.1 Method of Exercise. The Warrants initially are exercisable at an aggregate initial exercise price (subject to adjustment as provided in Section 8 hereof) per share of Series A Preferred set forth in Section 6 hereof payable by certified or official bank check in New York Clearing House funds, subject to adjustment as provided in Section 8 hereof. Upon surrender of a Warrant Certificate with the annexed Form of Election to Purchase duly executed, together with payment of the Exercise Price (as hereinafter defined) for the shares of Series A Preferred purchased at the Company's principal executive offices in Los Angeles, California (presently located at 2312 Lorenzo Dr., Los Angeles, California), the registered holder of a Warrant Certificate ("Holder" or "Holders") shall be entitled to receive a certificate or certificates for the shares of Series A Preferred so purchased. The purchase rights represented by each Warrant Certificate are exercisable at the option of the Holder thereof, in whole or in part (but not as to fractional shares of the Series A Preferred underlying the Warrants). Warrants may be exercised to purchase all or part of the shares of Series A Preferred represented thereby. In the case of the purchase of less than all the shares of Series A Preferred purchasable under any Warrant Certificate, the Company shall cancel said Warrant Certificate upon the surrender thereof and shall execute and deliver a new Warrant Certificate of like tenor for the balance of the shares of Series A Preferred purchasable thereunder.

3.2 Exercise by Surrender of Warrant. In addition to the method of payment set forth in Section 3.1 and in lieu of any cash payment required thereunder, the Holder(s) of the Warrants shall have the right at any time and from time to time to exercise the Warrants in full or in part by surrendering the Warrant Certificate in the manner specified in Section 3.1 hereof. The number of shares of Series A Preferred to be issued pursuant to this Section 3.2 shall be equal to the difference between (a) the number of shares of Series A Preferred in respect of which the Warrants are exercised and (b) a fraction, the numerator of which shall be the number of shares of Series A Preferred in respect of which the Warrants are exercised, multiplied by the Exercise Price and the denominator of which shall be the Market Price (as defined in Section 3.3 hereof) of the shares of Series A Preferred. Solely for the purposes of this paragraph, Market Price shall be calculated either (i) on the date on which the form of election attached hereto is deemed to have been sent to the Company pursuant to Section 13 hereof ("Notice Date") or (ii) as the average of the Market Prices for each of the five trading days preceding the Notice Date, whichever of (i) or (ii) is greater.

3.3 Definition of Market Price. As used herein, the phrase "Market Price" at any date shall be deemed to be when referring to the Series A Preferred, the last reported sale price, or, in case no such reported sale takes place on such day, the average of the last reported sale prices for the last three (3) trading days, in either case as officially reported by the principal securities exchange on which the Series A Preferred is listed or admitted to trading or by the Nasdaq SmallCap Market ("Nasdaq SmallCap") or by the National Association of Securities Dealers Automated Quotation System ("Nasdaq"), or, if the Series A Preferred is not listed or admitted to trading on any national securities exchange or quoted by Nasdaq, the average closing bid price as furnished by the National Association of Securities Dealers, Inc. ("NASD") through Nasdaq or similar organization if Nasdaq is no longer reporting such information, or if the Series A Preferred is not quoted on Nasdaq, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it.

4. Issuance of Certificates. Upon the exercise of the Warrants, the issuance of certificates for shares of Series A Preferred and/or other securities, properties or rights underlying such Warrants shall be made forthwith (and in any event within five (5) business days thereafter) without charge to the Holder thereof including, without limitation, any tax which may be payable in respect of the issuance thereof, and such certificates shall (subject to the provisions of Sections 5 and 7 hereof) be issued in the name of, or in such names as may be directed by, the Holder thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificates in a name other than that of the Holder, and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance

thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

The Warrant Certificates and the certificates representing the shares of Series A Preferred underlying the Warrants (and/or other securities, property or rights issuable upon the exercise of the Warrants) shall be executed on behalf of the Company by the manual or facsimile signature of the then Chairman of the Board of Directors, Chief Executive Officer, President or any Vice President of the Company. Warrant Certificates shall be dated the date of execution by the Company upon initial issuance, division, exchange, substitution or transfer. Certificates representing the shares of Series A Preferred (and/or other securities, property or rights issuable upon exercise of the Warrants) shall be dated as of the Notice Date (regardless of when executed or delivered) and dividend bearing securities so issued shall accrue dividends from the Notice Date.

5. Restriction On Transfer of Warrants. The Holder of a Warrant Certificate, by its acceptance thereof, covenants and agrees that the Warrants are being acquired as an investment and not with a view to the distribution thereof; that the Warrants may not be sold, transferred, assigned, hypothecated or otherwise disposed of, in whole or in part, for a period of one (1) year from the date hereof, except to officers of the Underwriter.

6. Exercise Price.

6.1 Initial and Adjusted Exercise Price. Except as otherwise provided in Section 8 hereof, the initial exercise price for 18,000 of the Warrants shall be $9.19 per share of Series A Preferred, for an additional 18,000 Warrants shall be $9.63 per share of Series A Preferred, and for the remaining 18,000 Warrants shall be $10.06 per share of Series A Preferred. The adjusted exercise price shall be the price which shall result from time to time from any and all adjustments of the initial exercise price in accordance with the provisions of Section 8 hereof. Any transfer of a Warrant shall constitute an automatic transfer and assignment of the registration rights set forth in Section 7 hereof with respect to the Securities or other securities, properties or rights underlying the Warrants.

6.2 Exercise Price. The term "Exercise Price" herein shall mean the initial exercise price or the adjusted exercise price, depending upon the context or unless otherwise specified.

7. Registration Rights.

7.1 Registration Under the Securities Act of 1933. The shares of Series A Preferred or other securities issuable upon exercise of the Warrants (collectively, the "Warrant Securities") have been registered under the Securities Act of 1933, as amended (the "Act") pursuant to the Company's Registration Statement on Form SB-2 (Registration No. 333-_____) (the "Registration Statement"). All of the representations and warranties of the Company contained in the Underwriting Agreement relating to the Registration Statement, the Preliminary Prospectus and Prospectus (as such terms are defined in the Underwriting Agreement) and made as of the dates provided therein, are incorporated by reference herein. The Company agrees and covenants promptly to file no more than one post-effective amendment to such Registration Statement as may be necessary in order to maintain its effectiveness and otherwise to take such action as may be necessary to maintain the effectiveness of the Registration Statement . If, for any reason the Company shall fail to maintain the effectiveness of the Registration Statement, the certificates representing the Warrant Securities shall bear the following legend:

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended ("Act"), and may not be offered or sold except pursuant to (i) an effective registration statement under the Act, (ii) to the extent applicable, Rule 144 under the Act (or any similar rule under such Act relating to the disposition of securities), or (iii) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel to the issuer, that an exemption from registration under such Act is available.

The Warrants have been issued to the Underwriter under an exemption from registration under the Act, and the Warrant Certificate representing the Warrants shall contain the restricted legend provided as part of Exhibit A annexed hereto.

7.2 <u>Piggyback Registration</u>. If, at any time commencing after the date hereof and expiring seven (7) years thereafter, the Company proposes to register any of its securities under the Act (other than pursuant to Form S-4, Form S-8 or a comparable registration statement) it will give written notice by registered mail, at least thirty (30) days prior to the filing of each such registration statement, to the Underwriter and to all other Holders of the Warrants and/or the Warrant Securities of its intention to do so. If the Underwriter or other Holders of the Warrants and/or Warrant Securities notify the Company within twenty (20) business days after receipt of any such notice of its or their desire to include any such securities in such proposed registration statement, the Company shall afford the Underwriter and such Holders of the Warrants and/or Warrant Securities the opportunity to have any such Warrant Securities registered under such registration statement.

Notwithstanding the provisions of this Section 7.2, the Company shall have the right at any time after it shall have given written notice pursuant to this Section 7.2 (irrespective of whether a written request for inclusion of any such securities shall have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof.

7.3 <u>Demand Registration on Form S-3</u>.

(a) At any time commencing after the date hereof and expiring five (5) years thereafter, the Holders of the Warrants and/or Warrant Securities representing a "Majority" (as hereinafter defined) of such securities (assuming the exercise of all of the Warrants) shall have the right (which right is in addition to the registration rights under Section 7.2 hereof), exercisable by written notice to the Company, to have the Company prepare and file with the Securities and Exchange Commission (the "Commission"), on one occasion, a registration statement on Form S-3 (or comparable short-form registration statement which the Company is then eligible to use) and such other documents, including a prospectus, as may be necessary in the opinion of both counsel for the Company and counsel for the Underwriter and Holders, in order to comply with the provisions of the Act, so as to permit a public offering and sale of their respective Warrant Securities for six (6) consecutive months by such Holders and any other Holders of the Warrants and/or Warrant Securities who notify the Company within ten (10) days after receiving notice from the Company of such request.

(b) The Company covenants and agrees to give written notice of any registration request under this Section 7.3 by any Holder or Holders to all other registered Holders of the Warrants and the Warrant Securities within ten (10) days from the date of the receipt of any such registration request.

7.4 <u>Covenants of the Company With Respect to Registration</u>. In connection with any registration under Section 7.2 or 7.3 hereof, the Company covenants and agrees as follows:

(a) The Company shall use its best efforts to file a registration statement within thirty (30) days of receipt of any demand therefor, shall use its best efforts to have any registration statements declared effective at the earliest possible time, and shall furnish each Holder desiring to sell Warrant Securities such number of prospectuses as shall reasonably be requested.

(b) The Company shall pay all costs (excluding fees and expenses of Holder(s)' counsel and any underwriting or selling commissions), fees and expenses in connection with all registration statements filed pursuant to Sections 7.2 and 7.3(a) hereof including, without limitation, the Company's legal and accounting fees, printing expenses, blue sky fees and expenses.

(c) The Company will take all necessary action which may be required in qualifying or registering the Warrant Securities included in a registration statement for offering and sale under the securities or blue sky laws of such states as reasonably are requested by the Holder(s), provided that the Company shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

(d) The Company shall indemnify the Holder(s) of the Warrant Securities to be sold pursuant to any registration statement and each person, if any, who controls such Holders within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), against all loss, claim, damage, expense or liability (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Act, the Exchange Act or otherwise, arising from such registration statement but only to the same extent and with the same effect as the provisions pursuant to which the Company has agreed to indemnify the Underwriter contained in Section 6 of the Underwriting Agreement.

(e) The Holder(s) of the Warrant Securities to be sold pursuant to a registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, its officers and directors and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, against all loss, claim, damage, expense or liability (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, or their successors or assigns, for specific inclusion in such registration statement to the same extent and with the same effect as the provisions contained in Section 6 of the Underwriting Agreement pursuant to which the Underwriter has agreed to indemnify the Company.

(f) Nothing contained in this Agreement shall be construed as requiring the Holder(s) to exercise their Warrants prior to the initial filing of any registration statement or the effectiveness thereof.

(g) The Company shall not permit the inclusion of any securities other than the Warrant Securities to be included in any registration statement filed pursuant to Section 7.3 hereof, or permit any other registration statement to be or remain effective during the effectiveness of a registration statement filed pursuant to Section 7.3 hereof (other than (i) shelf registrations effective prior thereto and (ii) registrations on Form S-4 or S-8), without the prior written consent of the Holders of the Warrants and Warrant Securities representing a Majority of such securities.

(h) The Company shall furnish to each Holder participating in the offering and to each underwriter, if any, a signed counterpart, addressed to such Holder or underwriter, of (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement) relating to the due incorporation of the Company, the validity of the shares being issued, the due execution and delivery of the underwriting agreement and Rule 10b-5, and (ii) a "cold comfort" letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, with respect to events subsequent to the date of such financial statements, as are customarily covered in accountants' letters delivered to underwriters in underwritten public offerings of securities.

(i) The Company shall as soon as practicable after the effective date of the registration statement, and in any event within 15 months thereafter, make "generally available to its security holders" (within the meaning of Rule 158 under the Act) an earnings statement (which need not be audited) complying with Section 11(a) of the Act and covering a period of at least 12 consecutive months beginning after the effective date of the registration statement.

(j) The Company shall deliver promptly to each Holder participating in the offering requesting the correspondence and memoranda described below and to the managing underwriters, copies of all correspondence between the Commission and the Company, its counsel or auditors and all memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws or rules of the NASD. Such investigation shall include access to books, records and properties and opportunities to discuss the business of the Company with its officers and independent auditors, all to such reasonable extent and at such reasonable times and as often as any such Holder or underwriter shall reasonably request.

(k) The Company shall enter into an underwriting agreement with the managing underwriters selected for such underwriting by Holders holding a Majority of the Warrant Securities requested pursuant to Section 7.3(a) to be included in such underwriting, which may be the Underwriter. Such agreement shall be satisfactory in form and substance to the Company, each Holder and such managing underwriter(s), and shall contain such representations, warranties and covenants by the Company and such other terms as are customarily contained in agreements of that type used by the managing underwriter(s). The Holders shall be parties to any underwriting agreement relating to an underwritten sale of their Warrant Securities whether pursuant to Section 7.2 or Section 7.3(a) and may, at their option, require that any or all of the representations, warranties and covenants of the Company to or for the benefit of such underwriter(s) shall also be made to and for the benefit of such Holders. Such Holders shall not be required to make any representations or warranties to or agreements with the Company or the underwriter(s) except as they may relate to such Holders and their intended methods of distribution.

(l) For purposes of this Agreement, the term "Majority" in reference to the Holders of Warrants or Warrant Securities, shall mean in excess of fifty percent (50%) of the then outstanding Warrants or Warrant Securities that (i) are not held by the Company, an affiliate, officer, creditor, employee or agent thereof or any of their respective affiliates, members of their family, persons acting as nominees or in conjunction therewith and (ii) have not been resold to the public pursuant to a registration statement filed with the Commission under the Act.

8. Adjustments to Exercise Price and Number of Securities.

8.1 Subdivision and Combination. If the Company shall at any time subdivide or combine the outstanding shares of Series A Preferred, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

8.2 Stock Dividends and Distributions. If the Company shall pay a dividend in, or make a distribution of, shares of Series A Preferred or of the Company's capital stock convertible into Series A Preferred, the Exercise Price shall forthwith be proportionately decreased. An adjustment made pursuant to this Section 8.2 shall be made as of the record date for the subject stock dividend or distribution.

8.3 Adjustment in Number of Securities. Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 8, the number of Warrant Securities issuable upon the exercise at the adjusted exercise price of each Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Securities issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

8.4 Definition of Series A Preferred. For the purpose of this Agreement, the term "Series A Preferred" shall mean (i) the class of stock designated as Series A Preferred in the Certificate of Incorporation of the Company as may be amended as of the date hereof, or (ii) any other class of stock resulting from successive changes or reclassifications of such Series A Preferred consisting solely of changes in par value, or from par value to no par value, or from no par value to par value.

8.5 Merger or Consolidation. In case of any consolidation of the Company with, or merger of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Series A Preferred), the corporation formed by such consolidation or merger shall execute and deliver to the Holder a supplemental warrant agreement providing that the holder of each Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger, by a holder of the number of securities of the Company for which such Warrant might have been exercised immediately prior to such consolidation, merger, sale or transfer. Such supplemental warrant agreement shall provide for adjustments which shall be identical to the adjustments provided in Section 8. The above provision of this subsection shall similarly apply to successive consolidations or mergers.

8.6 No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made if the amount of said adjustment shall be less than two cents ($0.02) per Warrant Security, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least two cents ($0.02) per Warrant Security.

9. Exchange and Replacement of Warrant Certificates. Each Warrant Certificate is exchangeable without expense, upon the surrender thereof by the registered Holder at the principal executive office of the Company, for a new Warrant Certificate of like tenor and date representing in the aggregate the right to purchase the same number of Warrant Securities in such denominations as shall be designated by the Holder thereof at the time of such surrender.

Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of the Warrants, if mutilated, the Company will make and deliver a new Warrant Certificate of like tenor, in lieu thereof.

10. Elimination of Fractional Interests. The Company shall not be required to issue certificates representing fractions of shares of Series A Preferred upon the exercise of the Warrants, nor shall it be required to issue scrip or pay cash in lieu of fractional interests, it being the intent of the parties that all fractional interests shall be eliminated by rounding any fraction up to the nearest whole number of shares of Series A Preferred or other securities, properties or rights.

11. Reservation and Listing of Securities. The Company shall at all times reserve and keep available out of its authorized shares of Series A Preferred, solely for the purpose of issuance upon the exercise of the Warrants, such number of shares of Series A Preferred or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of the Warrants and payment of the Exercise Price therefor, all shares of Series A Preferred and other securities issuable upon such exercise shall be duly and validly issued, fully paid, non-assessable and not subject to the preemptive rights of any stockholder. As long as the Warrants shall be outstanding, the Company shall use its best efforts to cause all shares of Series A Preferred issuable upon the exercise of the Warrants to be listed (subject to official notice of issuance) on all securities exchanges on which the Series A Preferred issued to the public in connection herewith may then be listed and/or quoted on Nasdaq SmallCap or Nasdaq.

12. Notices to Warrant Holders. Nothing contained in this Agreement shall be construed as conferring upon the Holders the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Company. If, however, at any time prior to the expiration of the Warrants and their exercise, any of the following events shall occur:

(a) the Company shall take a record of the holders of its shares of Series A Preferred for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings or capital surplus (in accordance with applicable law), as indicated by the accounting treatment of such dividend or distribution on the books of the Company; or

(b) the Company shall offer to all the holders of its Series A Preferred any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor; or

(c) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed;

then, in any one or more of said events, the Company shall give written notice of such event at least thirty (30) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to give such notice or any defect therein shall not affect the validity of any action taken in connection with the declaration or payment of any such dividend, or the issuance of any convertible or exchangeable securities, or subscription rights, options or warrants, or any proposed dissolution, liquidation, winding up or sale.

13. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly made and sent when delivered, or mailed by registered or certified mail, return receipt requested or by Federal Express or other nationally recognized overnight courier:

(a) If to the registered Holder of the Warrants, to the address of such Holder as shown on the books of the Company; or

(b) If to the Company, to the address set forth in Section 3 hereof or to such other address as the Company may designate by notice to the Holders.

14.   Supplements and Amendments. The Company and the Underwriter may from time to time supplement or amend this Agreement without the approval of any Holders of Warrant Certificates (other than the Underwriter) in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any provisions herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Underwriter may deem necessary or desirable and which the Company and the Underwriter deem shall not adversely affect the interests of the Holders of Warrant Certificates.

15.   Successors. All the covenants and provisions of this Agreement shall be binding upon and inure to the benefit of the Company, the Holders and their respective successors and assigns hereunder.

16.   Termination. This Agreement shall terminate at the close of business on five years from the Closing Date. Notwithstanding the foregoing, the indemnification provisions of Section 7 shall survive such termination until the close of business on seven years from the Closing Date.

17.   Governing Law; Submission to Jurisdiction. This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of California and for all purposes shall be construed in accordance with the laws of said State without giving effect to the rules of said State governing the conflicts of laws.

The Company, the Underwriter and the Holders each hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to, this Agreement shall be brought and enforced in the courts of the State of California or of the United States of America located in the City of Los Angeles, California, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company, the Underwriter and the Holders hereby irrevocably waive any objection to such exclusive jurisdiction or inconvenient forum. Any such process or summons to be served upon any of the Company, the Underwriter and the Holders (at the option of the party bringing such action, proceeding or claim) may be served by transmitting a copy thereof, by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 13 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the party so served in any action, proceeding or claim. The Company, the Underwriter and the Holders agree that the prevailing party(ies) in any such action or proceeding shall be entitled to recover from the other party(ies) all of its/their reasonable legal costs and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

18.   Entire Agreement; Modification. This Agreement (including the Underwriting Agreement to the extent portions thereof are referred to herein) contains the entire understanding between the parties hereto with respect to the subject matter hereof and may not be modified or amended except by a writing duly signed by the party against whom enforcement of the modification or amendment is sought.

19.   Severability. If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement.

20.   Captions. The caption headings of the Sections of this Agreement are for convenience of reference only and are not intended, nor should they be construed as, a part of this Agreement and shall be given no substantive effect.

21. <u>Benefits of this Agreement</u>. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the Underwriter and any other registered Holder(s) of the Warrant Certificates or Warrant Securities any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole benefit of the Company and the Underwriter and any other registered Holders of Warrant Certificates or Warrant Securities.

22. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

BILLY DEAD, INC.

By: _____
Name: Charles F. Ryan III
Title: Chief Executive Officer

Attest:

_____
Name: Julie Lynn
Title: Secretary

CIVILIAN CAPITAL, INC.

By: _____
Name: Peter McDonnell
Title: Chief Executive Officer

[FORM OF WARRANT CERTIFICATE]

THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE OTHER SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER SUCH ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL FOR THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE. THE TRANSFER OR EXCHANGE OF THE WARRANTS REPRESENTED BY THIS CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH THE WARRANT AGREEMENT REFERRED TO HEREIN.

EXERCISABLE ON OR BEFORE
5:30 P.M., NEW YORK TIME, **[FIFTH ANNIVERSARY OF CLOSING DATE]**

No. W-_____
DATED: **[Closing Date]**

Warrants to Purchase
[54,000]* shares of Series A Preferred Stock

WARRANT CERTIFICATE

This Warrant Certificate certifies that **[Civilian Capital, Inc.]** or registered assigns, is the registered holder of **[54,000]*** Warrants to purchase initially, at any time from **[first anniversary of Closing Date]** until 5:30 p.m. New York time on **[fifth anniversary of closing date]** ("Expiration Date"), up to **[54,000]*** fully-paid and non-assessable shares of Series A Preferred Stock, $0.001 par value ("Series A Preferred"), of BILLY DEAD, INC., a Delaware corporation (the "Company"), at the initial exercise price, subject to adjustment in certain events (the "Exercise Price"), of $____ ***** per share of Series A Preferred, upon surrender of this Warrant Certificate and payment of the Exercise Price at an office or agency of the Company, but subject to the conditions set forth herein and in the Underwriter's Agreement dated as of the date hereof between the Company and CIVILIAN CAPITAL, INC.(the "Warrant Agreement"). Payment of the Exercise Price shall be made by certified or official bank check in New York Clearing House funds payable to the order of the Company or by surrender of this Warrant Certificate.

No Warrant may be exercised after 5:30 p.m., New York time, on the Expiration Date, at which time all Warrants evidenced hereby, unless exercised prior thereto, hereby shall thereafter be void.

* Of the 54,000 Warrants issuable, 18,000 will have an exercise price of $9.19, 18,000 will have an exercise price of $9.63 and 18,000 will have an exercise price of $10.06.

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants issued pursuant to the Warrant Agreement, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants.

The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price and the type and/or number of the Company's securities issuable thereupon may, subject to certain conditions, be adjusted. In such event, the Company will, at the request of the holder, issue a new Warrant Certificate evidencing the adjustment in the Exercise Price and the number and/or type of securities issuable upon the exercise of the Warrants; provided, however, that the failure of the Company to issue such new Warrant Certificates shall not in any way change, alter, or otherwise impair, the rights of the holder as set forth in the Warrant Agreement.

Upon due presentment for registration of transfer of this Warrant Certificate at an office or agency of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided herein and in the Warrant Agreement, without any charge except for any tax or other governmental charge imposed in connection with such transfer.

Upon the exercise of less than all of the Warrants evidenced by this Certificate, the Company shall forthwith issue to the holder hereof a new Warrant Certificate representing such number of unexercised Warrants.

The Company may deem and treat the registered holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, and of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

All terms used in this Warrant Certificate which are defined in the Warrant Agreement shall have the meanings assigned to them in the Warrant Agreement.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed under its corporate seal.

BILLY DEAD, INC.

By: _____
        Name: Charles F. Ryan III
        Title: Chief Executive Officer

[FORM OF ELECTION TO PURCHASE PURSUANT TO SECTION 3.1]

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase _____ shares of Series A Preferred Stock of BILLY DEAD, INC.; and herewith tenders in payment for such securities a certified or official bank check payable in New York Clearing House Funds to the order of Billy Dead, Inc. in the amount of $_____, all in accordance with the terms of Section 3.1 of the Underwriter's Warrant Agreement dated as of **[Closing Date]** between Billy Dead, Inc. and Civilian Capital, Inc. The undersigned requests that a certificate for such securities be registered in the name of _____, whose address is _____, and that such Certificate be delivered to _____, whose address is _____.

Dated:_____

Signature_____
(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate.)

_____
(Insert Social Security or Other Identifying Number of Holder)

[FORM OF ELECTION TO PURCHASE PURSUANT TO SECTION 3.2]

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase_____ shares of Series A Preferred Stock of BILLY DEAD, INC., and herewith tenders in payment for such securities _____ Warrants, in accordance with the terms of Section 3.2 of the Underwriters Warrant Agreement dated as of **[Closing Date]** between Billy Dead, Inc. and Civilian Capital, Inc. The undersigned requests that a certificate for such securities be registered in the name of _____, whose address is _____, and that such Certificate be delivered to _____, whose address is_____.

Dated:_____


Signature_____
(Signature must conform in all respects to name
of holder as specified on the face of the Warrant
Certificate.)

_____
(Insert Social Security or Other
Identifying Number of Holder)


[FORM OF ASSIGNMENT]

(To be executed by the registered holder if such holder
desires to transfer the Warrant Certificate.)

FOR VALUE RECEIVED _____ hereby sells, assigns and transfers unto

_____
(Please print name and address of transferee)

this Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____ Attorney, to transfer the within Warrant Certificate on the books of the within-named Company, with full power of substitution.

Dated:_____

Signature_____
(Signature must conform in all respects to name
of holder as specified on the face of the Warrant
Certificate.)

_____
(Insert Social Security or Other
Identifying Number of Holder)

EXHIBIT 10.1
OPTION AGREEMENT

KNOW ALL PERSONS BY THESE PRESENTS: that for good and valuable consideration receipt of which is hereby acknowledged, the undersigned, TAP Entertainment, Inc. ("Owner"), hereby grants to Billy Dead, Inc. ("Purchaser"), and Purchaser's representatives, successors, licensees and assigns the sole exclusive and irrevocable right and option to purchase and acquire from Owner all of Owner's right, title and interest, including, without limitation, all motion picture, television and customary allied and incidental rights (to include, without limitation, merchandising, advertising, publicity, music publishing, soundtrack, videocassette rights and limited publication rights) (collectively, "Rights") for all purposes including production, advertising, license distribution, and exploitation purposes, in all languages and all media now known or hereafter devised, throughout the universe in perpetuity, in and to the below-referenced literary material and any other literary material including, without limitation, all now existing and hereafter created titles, themes, ideas, stories, contents, dialogue, characters, artwork, visual images, issues, adaptations, and other versions thereof and in and to the copyright thereof and all renewals and extensions of such copyright.

Title:	"Billy Dead" Screenplay
Written by:	Keith Gordon
Date and Place of First Publication:	Screenplay Draft dated 6/11/01
WGA Registration No:	058841

Owner represents and warrants that Owner is the owner of the Rights, and that Owner has not heretofore sold, assigned, transferred, mortgaged, pledged or hypothecated any of the Rights

Purchaser's Option shall commence as of the date hereof and continue through (a) the six (6) month plus one (1) week anniversary of the date the Securities and Exchange Commission ("SEC") declares the Company's Initial Public Offering effective ("Effective Date"); or (b) one (1) year from the date hereof, whichever is later ("Option Period"), but in no event shall the Option Period be more than three (3) years. The Option herein granted may be exercised by Purchaser or its heirs, representatives, successors, licensees or assigns as provided in that certain option/purchase agreement dated as of April 7, 2003 ("Agreement") between Purchaser and Owner, and this Agreement is subject to all of the terms and conditions of the said Agreement, all of which are incorporated herein by reference.

IN WITNESS WHEREOF, the undersigned has executed this instrument this 7th day of April, 2003.

/s/ ERWIN STOFF
Erwin Stoff, TAP Entertainment

STATE OF CA
COUNTY OF LOS ANGELES

On April 7, 2003, before me, Juanita L. Hendrix, personally appeared Erwin Stoff, officer of TAP Entertainment, Inc., personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.   (SEAL)

/s/ JUANITA L. HENDRIX

QUITCLAIM

KNOW ALL PERSONS BY THESE PRESENTS: that for good and valuable consideration receipt of which is hereby acknowledged, the undersigned, TAP Entertainment, Inc. ("Owner"), hereby quitclaims over to Billy Dead, Inc. ("Purchaser"), and Purchaser's successors, and assigns, as of April 7th, 2003 all of Owner's right, title and interest, including, without limitation, all motion picture, television and certain allied and incidental rights (to include, without limitation, merchandising, advertising, publicity, music publishing, soundtrack, videocassette, internet rights and limited publication rights) (collectively, "Rights") for all purposes including production, advertising, license, distribution, and exploitation purposes, in all languages and all media now known or hereafter devised, throughout the universe, in perpetuity, in and to the below-referenced literary material and any other literary material, including, without limitation, all now existing and hereafter created titles, themes, ideas, stories, contents, dialogue, characters, artwork, visual images, issues, adaptations, and other versions thereof, and in and to the copyright thereof and of any productions produced by Purchaser which are based thereon or derived therefrom and all renewals and extensions of such copyright(s) (the "Material").

Title:	"Billy Dead" Screenplay
Written by:	Keith Gordon
Date and Place of First Publication:	Screenplay Draft dated 6/11/01
WGA Registration No:	058841

Owner and Purchaser have entered into or are entering into a formal option/purchase agreement dated as of April 1, 2003 ("Agreement") relating to the transfer and quitclaim of the rights in and to Material, which rights are more fully described in the Agreement, and this quitclaim is expressly made subject to all of the terms, conditions and provisions contained in the Agreement, all of which are incorporated herein by reference. If Purchaser abandons production of the motion picture based upon the Rights (the "Picture"), at that point all rights in the Screenplay previously held by TAP will revert to TAP free of any liens, and TAP shall have the right to reacquire any and all materials developed by the Purchaser upon payment by TAP to Purchaser of all Purchaser's direct, hard costs, including the Purchase Price , the Reardon Fee (as defined in the Rights Agreement for the Screenplay), the development costs, and any actual interest paid by the Company on such costs. TAP shall have the right to reacquire any and all materials developed by Purchaser upon payment by Owner to Purchaser of all of Purchaser's direct, hard costs in connection with same.

IN WITNESS WHEREOF, the undersigned has executed this assignment this 7th day of April, 2003.


/s/ ERWIN STOFF

Erwin Stoff, TAP Entertainment

STATE OF CA
COUNTY OF LOS ANGELES

On April 7, 2003, before me, Juanita L. Hendrix, personally appeared Erwin Stoff, officer of TAP Entertainment, Inc., personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.   (SEAL)

/s/ JUANITA L. HENDRIX

EXHIBIT 10.2
OPTION AGREEMENT

KNOW ALL PERSONS BY THESE PRESENTS: that for good and valuable consideration receipt of which is hereby acknowledged, the undersigned, Lisa Reardon ("Owner"), hereby grants to Billy Dead, Inc. ("Purchaser"), and Purchaser's representatives, successors, licensees and assigns the sole exclusive and irrevocable right and option to purchase and acquire from Owner the sole and exclusive right, title and interest, including, without limitation, all motion picture, television and customary allied and incidental rights (to include, without limitation, merchandising, advertising, publicity, music publishing, soundtrack, videocassette rights and limited publication rights) (collectively, "Rights") for production, advertising and exploitation purposes, but subject to certain rights which are expressly reserved by Owner, in all languages, throughout the universe in perpetuity, in and to the below-referenced literary material and any other literary material including, without limitation, all now existing and hereafter created titles, themes, ideas, stories, contents, dialogue, characters, artwork, visual images, issues, adaptations, and other versions thereof and in and to the copyright thereof and all renewals and extensions of such copyright.

Title:	"Billy Dead"
Written by:	Lisa Reardon
Initial Publisher:	Viking Penguin, a division of Penguin Group (USA) Inc.
Date and Place of Registration:	December 3, 1998 The United States
Copyright Registration No:	TX 4 902 336 Owner: Lisa Reardon

Owner represents and warrants that Owner is the owner of the Rights, and that Owner has not heretofore sold, assigned, transferred, mortgaged, pledged or hypothecated any of the Rights

Purchaser's Option shall commence as of April 15, 2003 and continue for a period of twelve (12) months. Purchaser shall have the right to extend the Option Period by twelve (12) months. The Option herein granted may be exercised by Purchaser or its heirs, representatives, successors, licensees or assigns as provided in that certain option/purchase agreement dated as of April 15, 2003 ("Agreement") between Purchaser and Owner, and this Agreement is subject to all of the terms and conditions of the said Agreement, all of which are incorporated herein by reference.

IN WITNESS WHEREOF, the undersigned has executed this instrument this 15th day of April, 2003.

/s/ LISA REARDON
(Lisa Reardon)

STATE OF
COUNTY OF

On April 15, 2003, before me, Jennifer Lopez, personally appeared Lisa Reardon, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.   (SEAL)

ASSIGNMENT

KNOW ALL PERSONS BY THESE PRESENTS: that for good and valuable consideration receipt of which is hereby acknowledged, the undersigned, Lisa Reardon ("Owner"), hereby grants, sells, assigns and sets over to Billy Dead, Inc. ("Purchaser"), and Purchaser's successors, and assigns, as of April 15, 2003 the sole and exclusive right, title and interest, including, without limitation, all motion picture, television and certain allied and incidental rights (to include, without limitation, merchandising, advertising, publicity, music publishing, soundtrack, videocassette rights and limited publication rights) (collectively, "Rights") for production, advertising, and exploitation purposes, but subject to certain rights which are expressly reserved by Owner, in all languages throughout the universe, in perpetuity, in and to the below-referenced literary material and any other literary material, including, without limitation, all now existing and hereafter created titles, themes, ideas, stories, contents, dialogue, characters, artwork, visual images, issues, adaptations, and other versions thereof, and in and to the copyright thereof and of any productions produced by Purchaser which are based thereon or derived therefrom and all renewals and extensions of such copyright(s).

Title:	"Billy Dead"
Written by:	Lisa Reardon
Initial Publisher:	Viking Penguin, a division of Penguin Group (USA) Inc.
Date and Place of Registration:	December 3, 1998 The United States
Copyright Registration No:	TX 4 902 336 Owner: Lisa Reardon

Owner and Purchaser have entered into or are entering into a formal option/purchase agreement dated as of April 15, 2003 ("Agreement") relating to the transfer and assignment of the rights in and to said literary work, which rights are more fully described in the Agreement, and this assignment is expressly made subject to all of the terms, conditions and provisions contained in the Agreement, all of which are incorporated herein by reference.

IN WITNESS WHEREOF, the undersigned has executed this assignment this 15th day of April, 2003.


/s/ LISA REARDON
(Lisa Reardon)


STATE OF
COUNTY OF

On April 15, 2003 Lisa Reardon personally known to me (or proved to me on me basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed same in his/her/their authorized capacity(ies) and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.   (SEAL)

EXHIBIT 10.3

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

December 1, 2002

Dan Aloni
UTA
9560 Wilshire Boulevard, Suite 500
Beverly Hills, California 90212

Craig Emanuel, Esq.
Loeb & Loeb LLP
10100 Santa Monica Boulevard
22nd Floor
Los Angeles, California 90067

Re: "Billy Dead" - Sidetracked Productions, Inc. (f/s/o Keith Gordon) - DEAL MEMO

Dear Dan and Craig:

Below please find the principal terms of the agreement between Billy Dead, Inc. ("**Company**") and Sidetracked Productions, Inc. (Fed ID# 13-3299362) ("**Lender**") for the services of Keith Gordon ("**Gordon**") in connection with the theatrical motion picture currently entitled "Billy Dead" (the "**Picture**"). This agreement shall be referred to herein as the **"Deal Letter,"** and Lender and Gordon shall be referred to herein, individually and collectively, as "Director."

1. Conditions Precedent: Director's obligations hereunder are subject to the satisfaction of all of the following:

      a. Signature and delivery of this Agreement by Director and Company;

      b. Director's approval of the specific amount of money to be raised as financing for (i) the budget of the Picture; and (ii) additional costs and funds to be available in connection with the project;

      c. Director's receipt of stock certificates of Company; and

      d. Director's approval of the budget of the Picture. As of February 25, 2003, the tentative budget of the Picture is approximately $6.1 million, and remains subject to adjustment and Director's approval.

2. Fixed Directing Fee: Fixed Director Fee shall be $250,000 and shall be on a most favored nations basis with all cast engaged in connection with the Picture (e.g., no cast member shall receive a higher fee for their services on the Picture than Director). The Fixed Director Fee shall be payable to Lender on a customary 20/60/10/10% basis over pre-production/principal photography/delivery of Director's first cut/delivery of the answer print (with the pre-production and principal photography payments made in approximately equal weekly installments).

3. Fringes: Company shall pay all fringes on the amount set forth in Paragraph 2 above as required by worker's compensation laws and the DGA Minimum Basic Agreement. Company shall be and remain signatory to the DGA Basic Agreement.

4.   Contingent Compensation: Company shall issue to Director 270,000 shares of Company's common stock as "founders' stock" upon payment by Director of the sum of $270.00 (i.e., $.001 per share) (which issuance shall be as soon as practicable). The aforesaid price per share shall be the same as that of the "founders' stock" issued to the other founders of Company. Director's 270,000 total shares of common stock will represent 30% of the common stock outstanding. In addition, Lender shall be entitled to receive a participation (the "**Participation**") equal to 3.75% of 100% of the "**Adjusted Gross Receipts**" derived from the Picture. As used herein, "Adjusted Gross Receipts" means 100% of the gross receipts derived by Company (including any parent, affiliate and subsidiary) from the distribution and exploitation of the Picture (including any and all ancillary rights therein), less Company's actual, direct, out-of-pocket expenses in connection therewith. The definition of Lender's Participation shall be no less favorable than the definition of the participation (however denominated) payable to any other person or company granting rights or rendering services in connection with the Picture. For the avoidance of doubt, except to the extent necessary to set up a reserve to cover reasonably anticipated ongoing operating expenses for Company, including, without limitation, payment of legal and accounting fees, office expenses and the like, Company shall not be entitled to charge distribution, sales, administrative or other fees on the revenues derived from the Picture and/or any ancillary rights therein, nor shall Company be entitled to charge overhead or any other indirect or similar cost (whether set forth in the budget for the Picture or payable out of the revenues derived from the Picture) without Director's prior written consent. Subject to the foregoing, Adjusted Gross Receipts shall be defined as set forth in Exhibit A ("Short Form Definition of Participant's Net Profits") attached hereto; and Company represents and warrants that the definition set forth on Exhibit A is and shall remain applicable to all persons and companies receiving a Participation in the revenues derived from the Picture (i.e., no one shall receive a more favorable definition).

If Director resigns as Director of the Picture (other than for Company's breach) or is terminated by Company for "cause" (including Director's death or disability) prior to the completion of his duties, his Participation shall be reduced; and a portion of his 270,000 shares of common stock shall be subject to Company's re-purchase at a nominal fee of $.001 per share as set forth below. Director shall be deemed to be vested for (and remain entitled to receive) that percentage of Director's Participation and shall be entitled to retain that percentage of his 270,000 shares of common stock that equals the percentage of the Fixed Director Fee that shall have accrued in accordance with Paragraph 2 above prior to the date that Director resigns or is terminated (as aforesaid).

It is the intention of Director and Company to establish a mutually approved third party Collection Account into which all revenues derived from distribution and exploitation of the Picture and ancillary rights therein by the distributors and licensees of the Picture and said ancillary rights shall be irrevocably directed, to pay the parties hereto acknowledging that the agreement of third party financiers will be required in connection therewith.

5.   No Crediting of Overscale or Contingent Compensation Against Residuals: Company shall not offset or credit any overscale or contingent compensation against residual or supplemental market payments to which Director may become entitled under the DGA nor shall Company credit any of same residual or supplemental market payments against any contingent compensation to which Director may become entitled under Paragraph 4 above.

6.   Start Date/Exclusive Services: The designation of the start date shall be subject to the mutual approval of Company and Director. Director's services shall be exclusive commencing eight (8) weeks prior to the scheduled start date through completion of Director's last contractual cut of the Picture; and at all other times Director's services shall be rendered on a non-exclusive, first-priority basis through delivery of the final answer print of the Picture.

7.   Pay-or-Play: Director shall become pay-or-play for the Fixed Directing Fee upon (1) mutual approval of the final direct cost budget and the final production schedule, (2) mutual approval of

the script (Company and Director acknowledge approval of the current draft by Director dated as of June 11, 2001), and (3) Company's securing of financing (including a completion bond). Notwithstanding the foregoing, Director shall become pay-or-play not later than at such time as any cast member becoming pay-or-play or upon commencement of pre-production of the Picture, whichever is earlier. If Company has not secured 100% of the financing of the Picture within 90 days of the Company's Initial Public Offering being declared effective by the Securities and Exchange Commission ("**Effective Date**"), Director shall have the option to renew this Agreement for an additional 90 days. If the Director decides not to renew this Agreement, or if the Company has not secured 100% of the financing of the Picture within the renewal period (i.e., 180 days after the Effective Date), than any and all rights previously held by the Director in connection with the Picture and/or the screenplay written by Director shall revert to Director and Director shall have no further obligation to Company hereunder. Additionally, unless and until Director is made "pay-or-play", Director shall be free to work for third parties and/or take another job.

8.   Director's Inducement Letter: Director acknowledges that he will be required to execute a customary inducement letter for the benefit of the completion bond company in connection with the issuance of a completion bond for the Picture; and Director agrees to execute an inducement letter customary and appropriate for a director receiving "final cut" of a theatrical motion picture; provided, that such inducement letter will be subject to good faith negotiation between Director and said bond company within customary parameters and shall contain provisions prohibiting Director's removal from the Picture in the absence of material uncured breach or Director's disability during the term of Director's exclusive services on the Picture beyond a specified number of weeks, as well as other customary protections for "final cut" directors contained in such inducement letters.

9.   Cuts & Previews/Right of Final Cut: In addition to Director's cutting and preview rights under the DGA Minimum Basic Agreement, Director shall have the right of final cut of the Picture. Such final cut right shall also extend to the video and DVD versions of the Picture.

10.   Approvals, Consultations and Controls:

a.   Cast - Director shall have final approval as to the selection of principal and key supporting cast. Company and Director acknowledge approval of Ethan Hawke in the lead male role of "Ray Johnson". Notwithstanding, Director's approval rights, the parties acknowledge and agree that the engagement of the personnel (and replacements thereof as applicable) designated by Director hereunder shall be subject to the budgetary parameters for such personnel as approved pursuant to Paragraph 1.

b.   Key Crew - Director shall have final approval over key crew (including replacements thereof) including but not limited to the composer, casting director and all department heads. Notwithstanding the foregoing, the following individuals are pre-approved by Company and Director: (i) Tom Richmond, as director of photography. Notwithstanding, Director's approval rights in this Paragraph 10, the parties acknowledge and agree that the engagement of the personnel (and replacements thereof as applicable) designated by Director hereunder shall be subject to the budgetary parameters for such personnel as approved pursuant to Paragraph 1.

c.   Locations - Director shall have final approval over principal shooting locations. Notwithstanding Director's approval rights in this Paragraph 10, the parties acknowledge and agree that the locations designated by Director hereunder shall be subject to the budgetary parameters of the Picture approved pursuant to Paragraph 1.

d.   Approval of Distribution Deal – Director, who will also work as a producer on the film, shall work in consultation with the Picture's other principal Producer(s), in order to recommend to the Company any distribution deals for the Picture with a third party licensee or purchaser. "**Producer**" in this context shall mean only those persons credited as "Produced by" on the film, and not 'associate producers,' 'executive producers,' or other similarly credited personnel. The parties acknowledge and agree that the final management approval of any such distribution recommendation must be made by the Company in accordance with Delaware Law and the Company's charter. Collectively, Producers shall have the exclusive right to make any such distribution recommendations to the Company, and the Company agrees not to enter into any distribution deals without such recommendations. Company (and its domestic distributor) shall meaningfully consult with Director with respect to the initial US theatrical advertising campaign and release pattern (subject to the exigencies of distribution) and with respect to the exhibition of the Picture at film festivals. Notwithstanding anything to the contrary contained herein, Director's right of final cut on the Picture shall be final and binding on any third party assignee or designee who assumes the rights and/or obligations of this Deal Letter or the Picture.

11.   <u>Credit</u>: Subject to Director completing all material directing services hereunder, (i) individual "Directed By" credit per DGA, on screen in the main titles, and in paid ads (billing block portion), with size and excluded ad tie to individual producers; (ii) possessory credit substantially in the form "A Film By Keith Gordon", before or above the title of the Picture on screen in the main titles, and in paid ads (billing block portion), with size and excluded ad tie to production company credits; and (iii) a "Produced By" credit, on screen and in paid ads (billing block portion) shared with Julie Lynn in second position, Gordon in first position, and no other person(s) accorded individual "Produced by" credit, with size and excluded ad tie to all other producers. In the event that any cast member, Company and/or any production company is accorded credit (including, without limitation, a presentation credit to a financier or distributor) in the artwork portion of any paid or excluded advertising, then Director shall receive his possessory credit in the artwork portion of such paid or excluded advertising in the same size.

12.   <u>Office and Assistant/Trailer</u>: Company to provide Director with an exclusive office and an exclusive assistant for Director's use while rendering exclusive services. During the period of Director's post-production services said office and assistant may be shared by Director and Julie Lynn until delivery of the final answer print of the Picture. Company shall provide a trailer for Director while on location which shall be of first-class quality, subject to budgetary parameters and location exigencies.

13.   <u>Travel and Expenses</u>: If Director is required to travel more than 50 miles outside of the Los Angeles area, then Company shall provide Director with travel and expenses to be negotiated good faith as permitted in the Budget; provided, however, no other individual rendering services in connection with the Picture shall receive more favorable travel expenses than Director without Director's approval.

14.   <u>Video/DVD/35mm Print</u>: Provided Director executes Company's standard use-restriction letter, then if and when commercially available, Company shall provide Director with five (5) videocassettes and five (5) DVDs of the Picture, and also when available one (1) 35mm print (a so-called "wetgate" print) of the Picture, for his personal use only.

15.   <u>Guild Agreements</u>: The DGA Minimum Basic Agreement and the Writers Guild of America Basic Agreement shall be applicable to this engagement and Company shall become and remain signatory to each.

16.   <u>First Opportunity Rights for Subsequent Productions</u>: Subject to standard terms and conditions to be negotiated in the long form agreement pertaining to this first opportunity right, Director shall have the right of first opportunity to direct any and all derivative projects (i.e., projects based in whole or in part on the Picture or the screenplay therefor), including, without limitation, any theatrical sequel, prequel or remake (either, a "**Subsequent Theatrical Production**"), and any television pilot, mini-series or movie-of-the-week (either, a "**Subsequent TV Production**"). Company shall negotiate in good faith with Director for his directing services for the first Subsequent Theatrical Production upon financial terms for his directing services no less favorable than the financial terms hereunder for his

directing services for the Picture, and any agreement for either the initial Subsequent Theatrical Production or Subsequent TV Production shall contain a provision substantially similar to this.

17.   Insurance: Director shall be covered as an additional insured on Company's errors and omissions insurance policy and under a general liability insurance policy in connection with the Picture.

18.   Premieres: Provided the Picture is completed with Director and he is not in material breach, Director and his non-business-related companion shall be invited to all United States celebrity premieres (if any) of the Picture and all domestic and international film festivals in which the Picture is to be screened. If any of said premieres are more than 50 miles from Director's then permanent residence, then with respect to one (1) such premiere (of Company's choice), Director shall be entitled to first-class round trip transportation for Director and his non-business-related companion, a first class hotel room for one night and a per diem to be negotiated in good faith (but in no event less than any actors who attend such premiere). With respect to any said festivals which are more than 50 miles from Director's then-permanent residence, Company shall use its best efforts to cause the distributor of the Picture in the territory where said festival is occurring to provide the foregoing first-class round-trip transportation for Director and his non-business-related companion and the same first-class hotel room and an appropriate per diem as set forth above for the appropriate number of nights shall, at a minimum, include such provisions in any distribution agreement covering the United States and each of the major European territories (including a provision requiring that Director receive no less favorable transportation, accommodation and expense provisions than any actors who attend such festival).

19.   Transfer of Picture to DVD and Video: Provided Director is available as, when and where reasonably required, Director shall have the opportunity to supervise (which right shall be shared with the domestic home video distributor of the Picture) the transfer of the Picture to DVD or videocassette for no additional compensation, pursuant to the DGA Minimum Basic Agreement, but with Director furnished with first-class round-trip transportation, accommodations and expenses; provided, that in the event that Director is outside the United States at the time such services are required, the domestic home video distributor of the Picture need not pay to transport Director back to the United States. Company shall require in its agreement with the domestic home video distributor of the Picture for the express benefit of Director a provision requiring good faith efforts to schedule the transfer at a time that is reasonably convenient for Director upon not less than three (3) months prior advance notice as to the time and place where such transfer is intended to occur; provided, that Company and the home video distributor of the Picture shall use best efforts in the event of Director's unavailability to postpone the transfer until a time when Director shall be available to exercise the foregoing supervisory rights. In addition, and provided Director is available as, when and where reasonably required (subject to the same provisions set forth above), Director shall have the opportunity to supervise the creation of the television version of the Picture intended for the United States market.

20.   Non-Liability of Director/Company Indemnification of Director: As a material condition of Director entering into this Agreement, Company hereby acknowledges and agrees that, except as set forth in Paragraph 21 below (where Lender is obligated to defend and indemnify Company), Company shall defend and indemnify Director in connection with any and all claims arising from the development, financing, production, distribution and exploitation of the Picture. Company acknowledges that the Picture and the screenplay therefor is based on a book not written by Director (and for whose contents and in connection with whose acquisition of motion picture rights Director had and has no knowledge, participation or responsibility) and agrees that Director is an employee for hire of Company and shall have no liability or obligation with respect to any third party claims arising in connection with the Picture. Company shall establish a legal contingency fund of a minimum of $100,000 to cover any legal costs and expenses in connection with third party legal claims or otherwise, and Company will maintain E&O and General Liability.

21.   Warranty and Indemnification: Except for material taken from the book on which the screenplay and Picture are to be based, and subject to Article 28 of the WGA Basic Agreement, any material created, composed, submitted, added or interpolated by Director hereunder (other than at Company's express direction) in the screenplay and/or the Picture shall be wholly original with Director and, to the best of Director's knowledge, shall not infringe upon or violate the copyright, literary, dramatic or photoplay rights, the right of privacy or publicity of, nor constitute a liable or slander against, nor violate any common law rights or any other rights of any person, firm or corporation. Lender agrees to indemnify Company, its successors, assigns, licensees, employees and agents and hold them harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable outside attorneys' fees), judgment, penalties arising out of the breach by Lender of any representation, warranty or covenant made under this Deal Letter.

22.   Formal Agreement/Governing Law: The parties contemplate that they shall enter Into a long-form agreement (including Company's Standard Terms and Conditions and Exhibit Defined Proceeds) (the "**Long-Form Agreement**") for Director's services which shall include terms and conditions customary in the theatrical motion picture industry, to be negotiated by the parties in good faith consistent with Director's precedent and stature. Until the Long-Form Agreement has been executed by the parties (at which time it shall supersede this Deal Letter), this Deal Letter shall represent the complete understanding of the parties and constitute the binding agreement between them to be construed and governed in accordance with the laws of the State of California applicable to contracts negotiated, executed and wholly to be performed therein, without regard to principles of conflicts of laws.

Should the foregoing meet with your approval, please have Mr. Gordon sign in the space provided below.

Sincerely,

/s/ JULIE LYNN
    (Julie Lynn)
BILLY DEAD, INC.

AGREED AND ACCEPTED:

Sidetracked Productions, Inc. (f/s/o Keith Gordon)
Federal Id#13-3299362

By: /s/ KEITH GORDON
        (Keith Gordon)

EXHIBIT A

Short Form Definition of Participant's Net Profits

Participant shall be entitled to 7.5% of 100% of "Producer's Net Profits," which shall mean 50% of the amount of "Gross Receipts" (defined below) remaining, if any, after deducting therefrom the sum of all capital raised by Billy Dead, Inc. in connection with (a) its Initial Public Offering of Class A Preferred Stock; and (b) any additional financing, distribution, or overhead costs (overhead costs capped at 10% of the returns) incurred by Billy Dead, Inc. in connection with The Picture. "Gross Receipts" shall mean all cash revenues actually received in U.S. currency by Billy Dead, Inc. that are directly attributable to The Picture. Each payment hereunder shall be made within 30 days of the end of each calendar quarter, accompanied by an accounting statement setting forth the calculation thereof. Participant's representatives shall have the right to audit the books and records of Billy Dead, Inc. at any time as to the calculation of Net Profits. In no event will the definition, calculation or payment of Net Profits to Participant be less favorable than that provided to any other participant.

N.B. that 7.5% of 100% of Producer's Net Profits is the equivalent of 3.75% of "Adjusted Gross Receipts" as defined in the attached Deal Letter.

EXHIBIT 10.4

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

December 1, 2002

Lisa Callamaro
The Callamaro Literary Agency
427 North Canon Drive, Suite 202
Beverly Hills, California 90210

Craig Emanuel, Esq.
Loeb & Loeb LLP
10100 Santa Monica Boulevard
22nd Floor
Los Angeles, California 90067

Re: "Billy Dead" - Apologetic Productions, Inc. (f/s/o Julie Lynn) - DEAL MEMO

Dear Lisa and Craig:

Below please find the principal terms of the agreement between Billy Dead, Inc. ("**Company**") and Apologetic Productions, Inc. (Fed ID# 95-4891557) ("**Lender**") for the services of Julie Lynn ("**Lynn**") in connection with the theatrical motion picture currently entitled "Billy Dead" (the "**Picture**"). This agreement shall be referred to herein as the **"Deal Letter,"** and Lender and Lynn shall be referred to herein, individually and collectively, as "**Producer**."

1. <u>Conditions Precedent</u>: Producer's obligations hereunder are subject to the satisfaction of all of the following:

   a. Signature and delivery of this Agreement by Producer and Company;

   b. Producer's approval of the specific amount of money to be raised as financing for (i) the budget of the Picture; and (ii) additional costs and funds to be available in connection with the project;

   c. Producer's receipt of stock certificates of Company; and

   d. Producer's approval of the budget of the Picture. As of February 25, 2003, the tentative budget of the Picture is approximately $6.1 million, and remains subject to adjustment and Producer's approval.

2. <u>Fixed Producing Fee</u>: Fixed Producing Fee shall be $150,000. The Fixed Producing Fee shall be payable to Lender on a customary 20/60/10/10% basis over pre-production/principal photography/delivery of Director's first cut/delivery of the answer print (with the pre-production and principal photography payments made in approximately equal weekly installments).

3. <u>Contingent Compensation</u>: Company shall issue to Producer 270,000 shares of Company's common stock as "founders' stock" upon payment by Producer of the sum of $270.00 (i.e., $.001 per share) (which issuance shall be as soon as practicable). The aforesaid price per share shall be the same as that of the "founders' stock" issued to the other founders of Company. Producer's 270,000

total shares of common stock will represent 30% of the common stock outstanding. In addition, Lender shall be entitled to receive participation (the "**Participation**") equal to 3.75% of 100% of the "**Adjusted Gross Receipts**" derived from the Picture. As used herein, "Adjusted Gross Receipts" means 100% of the gross receipts derived by Company (including any parent, affiliate and subsidiary) from the distribution and exploitation of the Picture (including any and all ancillary rights therein), less Company's actual, direct, out-of-pocket expenses in connection therewith. The definition of Lender's Participation shall be no less favorable than the definition of the participation (however denominated) payable to any other person or company granting rights or rendering services in connection with the Picture. For the avoidance of doubt, except to the extent necessary to set up a reserve to cover reasonably anticipated ongoing operating expenses for Company, including, without limitation, payment of legal and accounting fees, office expenses and the like, Company shall not be entitled to charge distribution, sales, administrative or other fees on the revenues derived from the Picture and/or any ancillary rights therein, nor shall Company be entitled to charge overhead or any other indirect or similar cost (whether set forth in the budget for the Picture or payable out of the revenues derived from the Picture) without Producer's prior written consent. Subject to the foregoing, Adjusted Gross Receipts shall be defined as set forth in Exhibit A ("Short Form Definition of Participant's Net Profits") attached hereto; and Company represents and warrants that the definition set forth on Exhibit A is and shall remain applicable to all persons and companies receiving a Participation in the revenues derived from the Picture (i.e., no one shall receive a more favorable definition).

4.   If Producer resigns as Producer of the Picture (other than for Company's breach) or is terminated by Company for "cause" (including Producer's death or disability) prior to the completion of his duties, her Participation shall be reduced; and a portion of her 270,000 shares of common stock shall be subject to Company's re-purchase at a nominal fee of $.001 per share as set forth below. Producer shall be deemed to be vested for (and remain entitled to receive) that percentage of Producer's Participation and shall be entitled to retain that percentage of her 270,000 shares of common stock that equals the percentage of the Fixed Producing Fee that shall have accrued in accordance with Paragraph 2 above prior to the date that Producer resigns or is terminated (as aforesaid).

It is the intention of Producer and Company to establish a mutually approved third party Collection Account into which all revenues derived from distribution and exploitation of the Picture and ancillary rights therein by the distributors and licensees of the Picture and said ancillary rights shall be irrevocably directed, to pay the parties hereto acknowledging that the agreement of third party financiers will be required in connection therewith.

5.   Start Date/Exclusive Services: The designation of the start date shall be subject to the mutual approval of Company and Producer. Producer's services shall be exclusive commencing eight (8) weeks prior to the scheduled start date through completion of Principal Photography; and at all other times Producer's services shall be rendered on a non-exclusive basis through delivery of the final answer print of the Picture.

6.   Pay-or-Play: Producer shall become pay-or-play for the Fixed Producing Fee upon (1) mutual approval of the final direct cost budget and the final production schedule, (2) mutual approval of the script (Company and Producer acknowledge approval of the current draft by writer/director Keith Gordon dated as of June 11, 2001), and (3) Company's securing of financing (including a completion bond). Notwithstanding the foregoing, Producer shall become pay-or-play not later than at such time as any cast member becoming pay-or-play or upon commencement of pre-production of the Picture, whichever is earlier. If Company has not secured 100% of the financing of the Picture within 90 days of the Company's Initial Public Offering being declared effective by the Securities and Exchange Commission ("**Effective Date**"), Producer shall have the option to renew this Agreement for an additional 90 days. If the Producer decides not to renew this Agreement, or if the Company has not secured 100% of the financing of the Picture within the renewal period (i.e., 180 days after the Effective Date), than any and all rights previously held by the Producer in connection with the Picture shall revert to Producer, and

Producer shall have no further obligation to Company hereunder. Additionally, unless and until Producer is made "pay-or-play", Producer shall be free to work for third parties and/or take another job.

7.   Approvals, Consultations and Controls:

e. <u>Cast</u> - Producer shall have meaningful consultation as to the selection of principal and key supporting cast. Company and Producer acknowledge approval of Ethan Hawke in the lead male role of "Ray Johnson". Notwithstanding Producer's approval rights, the parties acknowledge and agree that the engagement of the personnel (and replacements thereof as applicable) designated by Director hereunder shall be subject to the budgetary parameters for such personnel as approved pursuant to Paragraph 1.

f. <u>Key Crew</u> - Producer shall have meaningful consultation over key crew (including replacements thereof) including but not limited to the composer, casting director and all department heads. Notwithstanding the foregoing, the following individual is pre-approved by Company and Producer: (i) Tom Richmond, as director of photography. Notwithstanding, Producer's approval rights in this Paragraph 6, the parties acknowledge and agree that the engagement of the personnel (and replacements thereof as applicable) hereunder shall be subject to the budgetary parameters for such personnel as approved pursuant to Paragraph 1.

g. <u>Locations</u> - Producer shall have meaningful consultation over principal shooting locations. Notwithstanding Producer's approval rights in this Paragraph 6, the parties acknowledge and agree that the locations designated hereunder shall be subject to the budgetary parameters of the Picture approved pursuant to Paragraph 1.

h. <u>Approval of Distribution Deal</u> – Producer shall work in consultation with the Picture's other principal Producer(s), in order to recommend to the Company any distribution deals for the Picture with a third party licensee or purchaser. "**Producer**" in this context shall mean only those persons credited as "Produced by" on the film, and not 'associate producers,' 'executive producers,' or other similarly credited personnel. The parties acknowledge and agree that the final management approval of any such distribution recommendation must be made by the Company in accordance with Delaware Law and the Company's charter. Collectively, Producers shall have the exclusive right to make any such distribution recommendations to the Company, and the Company agrees not to enter into any distribution deals without such recommendations. Company (and its domestic distributor) shall meaningfully consult with Producer with respect to the initial US theatrical advertising campaign and release pattern (subject to the exigencies of distribution) and with respect to the exhibition of the Picture at film festivals.

8.   <u>Credit</u>: Subject to Producer completing all material producing services hereunder, (i) "Produced By" credit on screen in the main titles, and in paid ads (billing block portion), with size and excluded ads tied to the director, shared with Keith Gordon in first position, Producer in second position, and no other person(s) accorded individual "Produced by" credit; (ii) production credit substantially in the form "A Mockingbird Picture", above the title and in first position amongst all production company credits on screen in the main titles, and in paid ads (billing block portion), size and excluded ads restrictions tied to any and all other production company credits and the director's "film by" credit. In the event that any cast member, Company and/or any production company is accorded credit (including, without limitation, a presentation credit to a financier or distributor) in the artwork portion of any paid or excluded advertising, then Producer shall receive her production credit in the artwork portion of such paid or excluded advertising in the same size.

9.   <u>Office and Assistant/Trailer</u>: Company to provide Producer with an exclusive office and an exclusive assistant for Producer's use while rendering exclusive services. During the period of

Producer's post-production services, said office and assistant may be shared by Producer and Keith Gordon until delivery of the final answer print of the Picture. Company shall provide a trailer for Producer while on location which shall be of first-class quality, subject to budgetary parameters and location exigencies.

10.   Travel and Expenses: If Producer is required to travel more than 50 miles outside of the Los Angeles area, then Company shall provide Producer with travel and expenses to be negotiated good faith as permitted in the Budget; provided, however, no other individual rendering services in connection with the Picture shall receive more favorable travel expenses than Producer without Producer's approval.

11.   Video/DVD/35mm Print: Provided Producer executes Company's standard use-restriction letter, then if and when commercially available, Company shall provide Producer with five (5) videocassettes and five (5) DVDs of the Picture, for her personal use only.

12.   First Opportunity Rights for Subsequent Productions: Subject to standard terms and conditions to be negotiated in the long form agreement pertaining to this first opportunity right, Producer shall have the right of first opportunity to produce any and all derivative projects (i.e., projects based in whole or in part on the Picture or the screenplay therefor), including, without limitation, any theatrical sequel, prequel or remake (either, a "**Subsequent Theatrical Production**"), and any television pilot, mini-series or movie-of-the-week (either, a "**Subsequent TV Production**"). Company shall negotiate in good faith with Producer for her producing services for the first Subsequent Theatrical Production upon financial terms for her producing services no less favorable than the financial terms hereunder for her producing services for the Picture, and any agreement for either the initial Subsequent Theatrical Production or Subsequent TV Production shall contain a provision substantially similar to this.

13.   Insurance: Producer shall be covered as an additional insured on Company's errors and omissions insurance policy and under a general liability insurance policy in connection with the Picture.

14.   Premieres: Provided the Picture is completed with Producer and she is not in material breach, Producer and her non-business-related companion shall be invited to all United States celebrity premieres (if any) of the Picture and all domestic and international film festivals in which the Picture is to be screened. If any of said premieres are more than 50 miles from Producer's then permanent residence, then with respect to one (1) such premiere (of Company's choice), Producer shall be entitled to first-class round trip transportation for Producer and her non-business-related companion, a first class hotel room for one night and a per diem to be negotiated in good faith (but in no event less than any actors who attend such premiere). With respect to any said festivals which are more than 50 miles from Producer's then-permanent residence, Company shall use its best efforts to cause the distributor of the Picture in the territory where said festival is occurring to provide the foregoing first-class round-trip transportation for Producer and her non-business-related companion and the same first-class hotel room and an appropriate per diem as set forth above for the appropriate number of nights shall, at a minimum, include such provisions in any distribution agreement covering the United States and each of the major European territories (including a provision requiring that Producer receive no less favorable transportation, accommodation and expense provisions than any actors who attend such festival).

15.   Non-Liability of Producer/Company Indemnification of Producer: As a material condition of Producer entering into this Agreement, Company hereby acknowledges and agrees that, except as set forth in Paragraph 15 below (where Lender is obligated to defend and indemnify Company), Company shall defend and indemnify Producer in connection with any and all claims arising from the development, financing, production, distribution and exploitation of the Picture. Company acknowledges that the Producer is an employee for hire of Company and shall have no liability or obligation with respect to any third party claims arising in connection with the Picture. Company shall establish a legal contingency fund of a minimum of $100,000 to cover any legal costs and expenses in connection with third party legal claims or otherwise, and Company will maintain E&O and General Liability.

16.   <u>Warranty and Indemnification</u>: Lender agrees to indemnify Company, its successors, assigns, licensees, employees and agents and hold them harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable outside attorneys' fees), judgment, penalties arising out of the breach by Lender of any representation, warranty or covenant made under this Deal Letter.

17.   <u>Formal Agreement/Governing Law</u>: The parties contemplate that they shall enter Into a long-form agreement (including Company's Standard Terms and Conditions and Exhibit Defined Proceeds) (the "**Long-Form Agreement**") for Producer's services which shall include terms and conditions customary in the theatrical motion picture industry, to be negotiated by the parties in good faith. Until the Long-Form Agreement has been executed by the parties (at which time it shall supersede this Deal Letter), this Deal Letter shall represent the complete understanding of the parties and constitute the binding agreement between them to be construed and governed in accordance with the laws of the State of California applicable to contracts negotiated, executed and wholly to be performed therein, without regard to principles of conflicts of laws.

2.   Should the foregoing meet with your approval, please have Ms. Lynn sign in the space provided below.

Sincerely,

/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
   BILLY DEAD, INC.

AGREED AND ACCEPTED:

Apologetic Productions, Inc.
(f/s/o Julie Lynn)
Federal ID# 95-4891557

 By: /s/ JULIE LYNN
        (Julie Lynn)

EXHIBIT A

Short Form Definition of Participant's Net Profits

Participant shall be entitled to 7.5% of 100% of "Producer's Net Profits," which shall mean 50% of the amount of "Gross Receipts" (defined below) remaining, if any, after deducting therefrom the sum of all capital raised by Billy Dead, Inc. in connection with (a) its Initial Public Offering of Class A Preferred Stock; and (b) any additional financing, distribution, or overhead costs (overhead costs capped at 10% of the returns) incurred by Billy Dead, Inc. in connection with The Picture. "Gross Receipts" shall mean all cash revenues actually received in U.S. currency by Billy Dead, Inc. that are directly attributable to The Picture. Each payment hereunder shall be made within 30 days of the end of each calendar quarter, accompanied by an accounting statement setting forth the calculation thereof. Participant's representatives shall have the right to audit the books and records of Billy Dead, Inc. at any time as to the calculation of Net Profits. In no event will the definition, calculation or payment of Net Profits to Participant be less favorable than that provided to any other participant.

N.B. that 7.5% of Producer's Net Profits is the equivalent of 3.75% of "Adjusted Gross Receipts" as defined in the attached Deal Letter.

EXHIBIT 10.5

Apologetic Productions
2312 Lorenzo Dr.
Los Angeles, California 90068

January 1, 2003

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068
Attention: Ms. Julie Lynn

Re: Premises located at 2312 Lorenzo Dr.
Los Angeles, California 90068 (the "Premises")

Ladies and Gentlemen:

Apologetic Productions hereby agrees to allow your concurrent use of the Premises with us subject to, and in consideration of, the following terms and conditions:

1. Term. Subject to the other terms contained herein, this Agreement shall continue in effect from the date hereof until terminated by either party in writing by giving thirty (30) days notice thereof to the other party.

2. Payment Terms. Upon the consummation (the "Closing Date") of the public offering of shares of Series A Preferred stock (the "Preferred Stock") in Billy Dead Inc. (the Company), the Company agrees to pay Apologetic Productions as soon as feasible but not later than thirty (30) days following the Closing Date the sum of $300 (three hundred dollars), which amount shall allow the Company to remain on the Premises for an additional three years following the Closing Date, in accordance with the terms of this Agreement. If at any time prior to the expiration of three years after the Closing Date and if the Company has made payment of such $300, Apologetic Productions notifies the Company of its intention to terminate this Agreement, then Apologetic Productions shall reimburse the Company of the pro rata portion of such $300 as determined by the number of days elapsed during the three year period following the Closing Date.

3. Scope of Use. Apologetic Productions agrees to allow the Company to use any or all of the Premises for its business activities as it deems reasonably necessary for the conduct of its ordinary business. We agree that at any time prior to the Closing Date, the Company may, at its own cost and expense, employ up to four (4) employees at the Premises and ten (10) employees thereafter. The Company will be responsible for and shall promptly pay any disbursements or expenses (e.g. telephone, overnight courier, photocopy, telefacsimile, overtime, messenger) it accrues as a result of its use of the Premises.

4. Premises; Consents. The parties acknowledge that Apologetic Productions may relocate out of the Premises after the expiration of the lease covering the Premises or

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at such time which Apologetic Productions deems necessary or advisable. Apologetic Productions agrees to utilize its best efforts to negotiate terms and conditions on any subsequent lease or other document governing premises which Apologetic Productions would occupy that would allow an agreement substantially similar to this Agreement to exist. Apologetic Productions agrees to utilize its commercially reasonable efforts to obtain any consents and/or waivers required as a result of its execution of this Agreement or on any subsequent premises it may occupy.

5. <u>Miscellaneous</u>. This Agreement may not be assigned without the written consent of the other party. This Agreement represents the entire agreement among the parties and supercedes all prior agreements (written or oral), negotiations or understandings among the parties with respect to the subject matter hereof. No provision of this Agreement may be amended or waived unless in writing by the parties hereto and no amendment or waiver entered into shall be deemed to be an amendment or waiver of any other provision of this Agreement. This agreement may only be modified or amended by unanimous consent of the Company's Board of Directors in an express written agreement signed by all members of the Board. This Agreement shall be governed by the laws of the State of California (without regard to its conflict of law provisions), as applied to agreements executed within such State. The parties hereby consent to the jurisdiction of the courts of the State of California, located in Los Angeles, California.

By your signature below, you hereby agree to the terms and conditions contained herein.

Sincerely,

Apologetic Productions

By: /s/ JULIE LYNN
(Julie Lynn)
Owner

Agreed:

Billy Dead, Inc.

By: /s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer

EXHIBIT 10.6

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

December 18, 2002

Mr. Peter McDonnell
14 N. Peoria St., Ste. 7c
Chicago, IL 60607

> Re: $50,000 Credit Line with Private Bank of
> Wilmette, IL (the "Credit Line")

Dear Mr. McDonnell:

In consideration for your assistance and agreement to be a guarantor in connection with the Credit Line and its related documents, instrument and certificates (the "Loan Documents"), Billy Dead, Inc. ("We" or the "Company") hereby agree as follows:

1.   It is the intention of the parties hereto that your obligations under the Credit Line terminate upon the completion of the initial public offering as described in the Company's Form SB-2 (Prospectus) to be filed with the Securities and Exchange Commission (the "IPO"). Accordingly, following the IPO, the Company shall out of the proceeds of the IPO and at your election either (a) pay in full any outstanding amounts existing under the Credit Line, including any interest, fees, expenses or other charges which may be required in connection with such payoff or (b) negotiate with Private Bank of Wilmette, IL (or any successor entity to the Credit Line or any of the Loan Documents) to have you removed as a co-signor or guarantor to the Credit Line within thirty (30) days after the IPO. If the Company is unable to successfully effect the changes to the Credit Line as contemplated by clause (b) of the previous sentence, then the Company shall immediately perform the actions contemplated by clause (a) of the previous sentence. You acknowledge that obligations under the Credit Line shall not extend personally to the Company's officers or directors.

2.   The Company and you agree to execute any agreement, instrument, certificate or other document which is required to give effect to the actions stated herein or which furthers evidences or effectuates the intent of the parties stated herein.

3.   The Company acknowledges that you shall have exclusive authority to authorize any loans, advances or draw-downs from the Credit Line.

Very truly yours,

BILLY DEAD, INC.

By: /s/ CHARLES F. RYAN III
    (Charles F. Ryan III)
    President and Chief Executive Officer

ACKNOWLEDGED AND AGREED:

s/ PETER MCDONNELL
    (Peter McDonnell)

EXHIBIT 10.7

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

Employment Agreement dated as of December 1, 2002, between BILLY DEAD, INC., a Delaware corporation (with its successors and assigns, referred to as the "Corporation"), and CHARLES F. RYAN III (hereinafter referred to as "RYAN").

RYAN and the Corporation therefore agree as follows:

1. Term of Employment. The Corporation hereby employs RYAN and RYAN hereby accepts employment with the Corporation for the period (the "Term") commencing on the date hereof (the "Commencement Date"), and ending on the third anniversary of the successful completion of the Corporation's initial public offering (the "IPO") or upon the earlier termination of the Term pursuant to this Agreement. The Term may be extended upon mutual agreement by the parties. The termination of the Term for any reason shall end RYAN's employment under this Agreement, but, except as otherwise set forth herein, shall not terminate RYAN's or the Corporation's other agreements in this Agreement.

2. Position and Duties. During the Term, RYAN shall serve as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Corporation. RYAN shall also hold such additional positions and titles as the Board of Directors of the Corporation and RYAN mutually determine from time to time. RYAN shall report to the Board of Directors. During the Term, RYAN shall not be required to devote his full time and attention to performing his duties as an employee of the Corporation, but shall devote such time as is reasonably necessary for him to perform his duties hereunder.

3. Compensation. The Corporation shall pay RYAN a fee of $25,000 upon successful completion of the IPO and the issuance by the Corporation to investors of the shares of Series A Preferred Stock registered in the IPO. The Corporation will pay to RYAN additional cash compensation of $150,000 per Term, such compensation to be paid ratably over the Term. Subject to the provisions of Section 8, in the event the Term ends prior to its full-length, all remaining cash compensation shall be accelerated and paid.

4. **Contingent Compensation.**

(a) Definition of Contingent Compensation. RYAN also shall be entitled to receive a participation (the "Participation") equal to 1.0% of 100% of the "Adjusted Gross Receipts" derived from the Picture. As used herein, "Adjusted Gross Receipts" means 100% of the gross receipts derived by the Corporation (including any parent, affiliate and subsidiary) from the distribution and exploitation of the film "Billy Dead" to be produced by the Corporation based on a screenplay by Keith Gordon or the book by Lisa Reardon (the "Picture") (including any and all ancillary rights therein) ("Gross Receipts"), less the Corporation's actual, direct, out-of-pocket expenses in connection therewith. The definition of RYAN's Participation shall be no less favorable than the definition of the participation (however denominated) payable to any other person or company granting rights or rendering services in connection with the Picture. For the avoidance of doubt, except to the extent necessary to set up a reserve to cover reasonably anticipated ongoing operating expenses for the Corporation, including, without limitation, payment of legal and accounting fees, office expenses and the like, the Corporation shall not be entitled to charge distribution, sales, administrative or other fees on the revenues derived from the Picture and/or any ancillary rights therein, nor shall the Corporation be entitled to charge overhead or any other indirect or similar cost (whether set forth in the budget for the Picture or payable out of the revenues derived from the Picture) without RYAN's prior written consent. Subject to the foregoing, Adjusted Gross Receipts shall be defined as set forth in Exhibit A ("Short Form Definition of Participant's Net Profits") attached hereto; and the Corporation represents and warrants that the definition set forth on Exhibit A is and shall remain applicable to all persons and companies receiving a Participation in the revenues derived from the Picture (i.e., no one shall receive a more favorable definition than RYAN, and RYAN shall not receive a more favorable definition than any other person or company receiving a participation).

   (b) Forfeiture of Participation.   RYAN's Participation shall vest on a 20/60/10/10% basis over pre-production/principal photography/delivery of Director's first cut/delivery of the answer print (with the pre-production and principal photography vesting made in approximately equal weekly installments). For the purpose of clarity, this means that if RYAN resigns(other than as a result of the Corporation's breach of this Agreement), dies, is terminated for Disability, as defined in Section 9, or is terminated by the Corporation for Cause prior to the occurrence of the milestones identified in the previous sentence, the portion of his Participation that will no longer be subject to forfeiture is: (i) upon the completion of pre-production, only 80% of the Participation will be subject to forfeiture by RYAN; (ii) upon the completion of principal photography, only 20% of the Participation will be subject to forfeiture by RYAN; (iii) upon the delivery of the Director's first cut, only 10% of the Participation will be subject to forfeiture by RYAN; and (iv) upon the delivery of the answer print, RYAN's Participation will no longer be subject to forfeiture.

   5. Credit. Subject to RYAN completing all material services hereunder, RYAN will receive, on a separate, on-screen card in the Main Titles of the Picture, credit as both (i) "Chief Executive Officer, Billy Dead Inc." and (ii) "Executive Producer." Subject to the same completion of material services hereunder, RYAN will receive an Executive Producer credit in paid ads (billing block portion), with size and excluded ad tie to individual producers.

   6. Employee Benefits. The Corporation will not pay or make available any employee benefits to RYAN, including vacation, pension or retirement plan contributions or health or life insurance plans.

   7. Expenses. During the Term, the Corporation shall reimburse RYAN for actual out-of-pocket expenses incurred by him in the performance of his services for the Corporation upon the receipt of appropriate documentation of such expenses.
.
   8. Termination. (a) General. The Term shall end immediately upon RYAN's resignation, his death or Disability, as defined in Section 9, or termination by the Corporation for Cause. Upon termination of the Term due to RYAN's d resignation, death, Disability or for Cause, all compensation due RYAN under this Agreement will cease. Upon the Corporation's termination of the Term for Cause, RYAN shall have ten (10) days to cure said Cause, if curable.

   (b) Notice of Termination.   The Corporation shall notify RYAN in writing of its termination of his employment hereunder. The Corporation's failure to give notice under this Section 7(b) shall not, however, affect the validity of the Corporation's termination of the Term.

   (c) Termination by the Corporation for Cause. If terminated by the Corporation for Cause, the Corporation shall describe to RYAN the grounds for his termination. Upon the Corporation's termination of the Term for Cause, all compensation due RYAN under this Agreement will cease.

   (d) Termination by the Corporation other than upon Death, Disability or Cause. In the event that the Corporation terminates its relationship with RYAN prior to the end of the Term in circumstances other than Death, Disability or Cause, RYAN shall promptly receive all compensation payable to him under Section 3 and Section 4.

9. Definitions.

        (a) "Cause" Defined. "Cause" means (i) willful malfeasance or willful misconduct by RYAN in connection with his employment; (ii) RYAN's gross negligence in performing any of his duties under this Agreement; (iii) RYAN's conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendere with respect to, any felony; (iv) RYAN's habitual drunkenness or excessive absenteeism not related to illness; (iv) RYAN's material breach of any written policy applicable to all employees adopted by the Corporation; or (vi) material breach by RYAN of any of his agreements in this Agreement.

        (b) "Disability" Defined. "Disability" shall mean RYAN's incapacity due to physical or mental illness that results in his being unable to substantially perform his duties hereunder for six consecutive months (or for six months out of any nine-month period). Upon termination, after the end of the period of Disability, all compensation due RYAN under this Agreement shall cease.

        10. Stock Issuance. In consideration for the sum of $144 and subject to the filing of an Amended and Restated Certificate of Incorporation increasing the authorized capitalization of the Corporation to 900,000 shares of Common Stock and 954,000 shares of Series A Preferred Stock in anticipation of the IPO, the Corporation will issue to RYAN 144,000 shares of the Corporation's Common Stock (the "Shares"). The Corporation will have the right to repurchase all of the Shares at a price of $0.001 per Share if RYAN's employment is terminated prior to the consummation of the IPO, provided that such right is exercised by the Company prior to the completion of the IPO. If RYAN's employment is terminated on or prior to the first anniversary of the completion of the IPO, the Corporation will have the right to repurchase 75% of the Shares at a price of $0.001 per share, provided that such right is exercised by the Company prior to such first anniversary. If RYAN's employment is terminated prior to the second anniversary of the completion of the IPO, the Corporation will have the right to repurchase 50% of the Shares at a price of $0.001 per share, provided that such right is exercised by the Company prior to such second anniversary. If RYAN's employment is terminated prior to the third anniversary of the completion of the IPO, the Corporation will have the right to repurchase 25% of the Shares at a price of $0.001 per share, provided that such right is exercised by the Company prior to such third anniversary. The Corporation shall not have any repurchase rights if RYAN remains employed by the Corporation as of the third anniversary of the IPO or if his employment is terminated by the Corporation at any time prior thereto without Cause.

        11. Director's Shares. The Corporation also has issued shares of the Company's Common Stock to RYAN for cash consideration. Such shares are subject to certain repurchase rights of the Corporation under a Director's Agreement between the Corporation and RYAN relating to his service on the Corporation's Board of Directors.

        12. Restrictions on Selling the Corporation's Securities. RYAN agrees to execute and deliver a "lock-up" letter reasonably requested by any underwriter for the IPO and agrees that a restriction on selling the Corporation's securities for up to two years shall be deemed reasonable.

        13. Confidentiality.

        (a) "Corporation Information" Defined. "Corporation Information" means all information, knowledge or data of or pertaining to (i) the Corporation, its employees and all work undertaken on behalf of the Corporation, and (ii) any other person, firm, corporation or business organization with which the Corporation may do business during the Term, that is not in the public domain (and whether relating to methods, processes, techniques, discoveries, pricing, marketing or any other matters).

(b)   **Confidentiality.** RYAN hereby recognizes that the value of all trade secrets and other proprietary data and all other information of the Corporation not in the public domain disclosed by the Corporation in the course of his employment with the Corporation is attributable substantially to the fact that such confidential information is maintained by the Corporation in strict confidentiality and secrecy and would be unavailable to others without the expenditure of substantial time, effort or money. RYAN therefore, except as provided in the next two sentences, covenants and agrees that all Corporation Information shall be kept secret and confidential at all times during and after the end of the Term and shall not be used or divulged by him outside the scope of his employment as contemplated by this Agreement, except as the Corporation may otherwise expressly authorize by action of the Board. In the event that RYAN is requested in a judicial, administrative or governmental proceeding to disclose any of the Corporation Information, RYAN will promptly so notify the Corporation so that the Corporation may seek a protective order or other appropriate remedy and/or waive compliance with this Agreement. If disclosure of any of the Corporation Information is required, RYAN may furnish the material so required to be furnished, but RYAN will furnish only that portion of the Corporation Information that legally is required.

14.   **Restrictive Covenants.** RYAN hereby confirms that since it is reasonably necessary to protect the Corporation's goodwill, RYAN agrees that he will not directly or indirectly (except where authorized by the Board for the benefit of the Corporation), for or on behalf of himself or any Person (hereinafter defined):

(i) at any time during his tenure as an officer, director, employee or consultant of the Corporation act as or be an officer, director, stockholder, consultant or advisor, partner or employee of, or render any service for, or have any profit-sharing or other interest in, or lend money or make any other financial accommodation for or on behalf of, or undertake any business transaction with, any Person that engages in or is planning or preparing to engage, directly or indirectly, in competition with the Corporation or any corporate affiliate of the Corporation, where "competition" shall mean only the production or distribution of the Picture (a "Competitive Activity"), except that he may hold securities that are part of a publicly traded class of securities (not in excess of 5% of the outstanding total of any class of such securities) in competitive concerns so long as he discloses such holding to the Corporation; or

(ii) at any time during his tenure as an officer, director, employee or consultant of the Corporation and for a period of two years after he is no longer any of an officer, director, employee or consultant for any reason, engage in or plan or prepare to engage in any Competitive Activity;

(iii) at any time during his tenure as an officer, director, employee or consultant of the Corporation and for a period of two years after he is no longer any of an officer, director, employee or consultant for any reason, employ or otherwise obtain services from, or solicit or otherwise attempt to employ or otherwise obtain services from, or assist any person in employing or otherwise obtaining services from, or soliciting or otherwise attempting to employ or otherwise obtain services from, any person who is then, or at any time during the preceding twelve months shall have been, in the employ of or retained by the Corporation and/or its affiliates; or

(ivi) at any time during his tenure as an officer, director, employee or consultant of the Corporation and for the applicable period thereafter specified in each of the clauses above, negotiate for or enter into an agreement, understanding or arrangement, or otherwise cause or authorize any person, to take any of the actions prohibited by such clause.

As used herein, the term "Person" means any person, corporation, partnership or other entity.

15. Enforcement. RYAN agrees that any breach or threatened breach by him of any provision of Sections 12 and 13 will, because of the unique nature of such services rendered by him to the Corporation and the Corporation Information entrusted to him as aforesaid, cause irreparable harm to the Corporation, and shall entitle the Corporation, in addition to any other legal remedies available to it, to apply to any court of competent jurisdiction to enjoin such breach or threatened breach, without the need to show irreparable injury or to post any bond, which are hereby waived by RYAN in any such case. The parties hereto understand and intend that each restriction agreed to by RYAN hereinabove shall be construed as separable and divisible from every other restriction, and the unenforceability, in whole or in part, of any such restriction, shall not affect the enforceability of the remaining restrictions and that one or more or all of such restrictions may be enforced in whole or in part as the circumstances warrant. RYAN further acknowledges that the Corporation is relying upon such covenants as an inducement to enter into this Agreement.

16.   Successors and Assigns.

> **(a)   RYAN.** This Agreement is a personal contract, and the rights and interests that the Agreement accords to RYAN may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of RYAN shall be for the sole personal benefit of RYAN, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against RYAN. Except as so provided, this Agreement shall inure to the benefit of and be binding upon RYAN and his personal representatives, distributees and legatees.

> **(b)   The Corporation.** This Agreement shall be binding upon the Corporation and inure to the benefit of the Corporation and of its successors and assigns.

17.   Entire Agreement. This Agreement represents the entire agreement between the parties concerning RYAN's employment with the Corporation and supersedes all prior negotiations, discussions, understandings and agreements, whether written or oral, between RYAN and the Corporation relating to the subject matter of this Agreement.

18.   Amendment or Modification; Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by RYAN and by a duly authorized officer of the Corporation. No waiver by any party to this Agreement of any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

19.   Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to RYAN: Charles F. Ryan III
                                     220 Upper Terrace
                                     San Francisco, CA 94117

If to the Corporation: Billy Dead, Inc.
                                     2312 Lorenzo Dr.
                                     Los Angeles, California 90068
                                     Attention: Board of Directors

       Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

       20.   Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Corporation and RYAN that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

       21.   Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

       22.   Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

       23.   Withholding Taxes. All salary, benefits, reimbursements and any other payments to RYAN under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

       24. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument.

       25.   Applicable Law; Jurisdiction. The laws of the State of California shall govern the interpretation, validity and performance of the terms of this Agreement, without reference to rules relating to conflicts of law. Any suit, action or proceeding against RYAN with respect to this Agreement, or any judgment entered by any court in respect thereof, may be brought in any court of competent jurisdiction in the State of California, as the Corporation may elect in its sole discretion, and RYAN hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                    /s/ CHARLES F. RYAN III
                                    (Charles F. Ryan III)

BILLY DEAD, INC.

By: /s/ JULIE LYNN
(Julie Lynn)
Vice President and Secretary

EXHIBIT A

Short Form Definition of Participant's Net Profits

RYAN shall be entitled to 2.0% of 100% of "Producer's Net Profits," which shall mean 50% of the amount of "Adjusted Gross Receipts" (defined below) remaining, if any, after deducting therefrom the sum of all capital raised by Billy Dead, Inc. in connection with (a) its Initial Public Offering of Class A Preferred Stock; and (b) any additional financing, distribution, or overhead costs (overhead costs capped at 10% of the returns) incurred by Billy Dead, Inc. in connection with the Picture. "Gross Receipts" shall mean all cash revenues actually received in U.S. currency by Billy Dead, Inc. that are directly the end of each calendar quarter, accompanied by an accounting statement setting forth the calculation thereof. Participant's representatives shall have the right to audit the books and records of Billy Dead, Inc. at any time as to the calculation of Producer's Net Profits. In no event will the definition, calculation or payment of Producer's Net Profits to RYAN be less favorable than that provided to any other participant.

N.B.: 1% of "Adjusted Gross Receipts" is equivalent to 2% of 100% of "Producer's Net Profits.

EXHIBIT 10.8

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

As of December 1, 2002

Charles F. Ryan III
220 Upper Terrace
San Francisco, CA 94117

Dear Mr. Ryan:

      In consideration for your agreement to pay Billy Dead, Inc. (the "Company") the sum of $114.00, we have issued to you 57 shares of our common stock. We anticipate changing the Company's capitalization by amending our certificate of incorporation (the "Amendment"), as a result of which the 57 shares you currently hold will be automatically converted, without any action on your part, into 114,000 shares (the "Shares") of the Company's Common Stock, par value $0.001 per share.

      We have agreed that if you resign as a director of the Company for any reason or are removed by the stockholders by cause, prior to the successful completion of the Company's initial public offering and the sale of the securities registered in connection with such offering (the "IPO"), the Company will have the right to repurchase all of the Shares for an aggregate price of $114 ($0.001 per Share, or $2.00 per share if the Amendment not yet been filed with the Delaware Secretary of State), provided that such right is exercised by the Company prior to the completion of the IPO. If you cease to be a director of the Company, as provided in the first sentence of this paragraph, within one year following the successful completion of the IPO, the Company will have the right to repurchase 75% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like), provided that such right is exercised by the Company prior to such first anniversary. If you cease to be a director of the Company, as provided in the first sentence of this paragraph, after the first anniversary of the completion of the IPO but before the second anniversary, the Company will have the right to repurchase 50% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like), provided that such right is exercised by the Company prior to such second anniversary. After the second anniversary of the successful completion of the IPO, the Company will no longer have any right to repurchase any of the Shares.

      Any certificates representing the Shares may have a restrictive legend to such effect reflecting the rights of the Company to repurchase the Shares.

      If the following accurately reflects our agreement, please sign below where indicated and return a copy to us at your earliest convenience.

      Very truly yours,
      BILLY DEAD, INC.

      By: /s/ JULIE LYNN
      (Julie Lynn)
      Vice President and Secretary

ACCEPTED AND AGREED:

/s/ CHARLES F. RYAN III
(Charles F. Ryan III)

EXHIBIT 10.9

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

As of December 1, 2002

Mr. Brett Young
1301 South Branch Drive
Whitehouse Station, New Jersey 08889

Dear Mr. Young:

In consideration for your agreement to pay Billy Dead, Inc. (the "Company") the sum of $72.00, we have issued to you 36 shares of its common stock. We anticipate changing the Company's capitalization by amending our certificate of incorporation (the "Amendment"), as a result of which the 36 shares you currently hold will be automatically converted, without any action on your part, into 72,000 shares (the "Shares") of the Company's Common Stock, par value $0.001 per share.

We have agreed that if you resign as a director of the Company for any reason or are removed by the stockholders for cause, prior to the successful completion of the Company's initial public offering and the sale of the securities registered in connection with such offering (the "IPO"), the Company will have the right to repurchase all of the Shares for an aggregate price of $72 ($0.001 per Share, or $2.00 per share if the Amendment not yet been filed with the Delaware Secretary of State), provided that such right is exercised by the Company prior to the completion of the IPO. If you cease to be a director of the Company, as provided in the first sentence of this paragraph, within one year following the successful completion of the IPO, the Company will have the right to repurchase 75% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like), provided that such right is exercised by the Company prior such first anniversary. If you cease to be a director of the Company, as provided in the first sentence of this paragraph, after the first anniversary of the completion of the IPO but before the second anniversary, the Company will have the right to repurchase 50% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like), provided that such right is exercised by the Company prior to such second anniversary. After the second anniversary of the successful completion of the IPO, the Company will no longer have any right to repurchase any of the Shares.

You have agreed to resign as a director of the Company if the Company, upon the advice of counsel, reasonably demonstrates that you do not qualify as an "independent" director within the applicable definition under any listing rules then applicable to the Company.

Any certificates representing the Shares may have a restrictive legend to such effect reflecting the rights of the Company to repurchase the Shares.

If the following accurately reflects our agreement, please sign below where indicated and return a copy to us at your earliest convenience.

Very truly yours,
BILLY DEAD, INC.

/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer

ACCEPTED AND AGREED:

/s/ BRETT W. YOUNG
(Brett W. Young)

EXHIBIT 10.10

Billy Dead, Inc.
2312 Lorenzo Dr.
Los Angeles, California 90068

As of December 1, 2002

Ms. Julie Lynn
2312 Lorenzo Dr.
Los Angeles, California 90068
Attention: Ms. Julie Lynn

Dear Ms. Lynn:

In consideration for your agreement to pay Billy Dead, Inc. (the "Company") the sum of $30.00, we have issued to you 15 shares of its common stock. We anticipate changing the Company's capitalization by amending our certificate of incorporation (the "Amendment"), as a result of which the 15 shares you currently hold will be automatically converted, without any action on your part, into 30,000 shares (the "Shares") of the Company's Common Stock, par value $0.001 per share.

We have agreed that if you resign as a director of the Company, for any reason or are removed by the stockholders for cause prior to the successful completion of the Company's initial public offering and the sale of the securities registered in connection with such offering (the "IPO"), the Company will have the right to repurchase all of the Shares for an aggregate price of $30 ($0.001 per Share, or $2.00 per share if the Amendment not yet been filed with the Delaware Secretary of State), provided that such right is exercised by the Company prior to the completion of the IPO. If you cease to be a director of the Company, as provided in the first sentence of this paragraph, within one year following the successful completion of the IPO, the Company will have the right to repurchase 75% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like) provided that such right is exercised by the Company prior such first anniversary. If you cease to be a director of the Company, as provided in the first sentence of this paragraph, after the first anniversary of the completion of the IPO but before the second anniversary, the Company will have the right to repurchase 50% of the Shares, at a price of $0.001 per Share (as adjusted for stock splits, recapitalizations or the like), provided that such right is exercised by the Company prior to such second anniversary. After the second anniversary of the successful completion of the IPO, the Company will no longer have any right to repurchase any of the Shares.

Any certificates representing the Shares may have a restrictive legend to such effect reflecting the rights of the Company to repurchase the Shares.

If the following accurately reflects our agreement, please sign below where indicated and return a copy to us at your earliest convenience.


Very truly yours,
BILLY DEAD, INC.

/s/ CHARLES F. RYAN III
(Charles F. Ryan III)
President and Chief Executive Officer


ACCEPTED AND AGREED:

/s/ JULIE LYNN
(Julie Lynn)

EXHIBIT 10.11

_____, 2003 **[effective date of offering]**

Civilian Capital
14 North Peoria Street, Ste. 7c
Chicago, IL 60607

Ladies and Gentlemen:

   In order to induce Civilian Capital (the "Underwriter") and Billy Dead, Inc. (the "Company") to enter into an underwriting agreement with respect to the public offering (the "Public Offering") of shares of the Company's Series A Preferred Stock (the "Preferred Stock"), the undersigned hereby agrees that for a period equal to the earlier of (x) ten (10) days after approval by the stockholders of the Company of an agreement relating to the distribution, licensing or sale in the United States or North America of the film being developed and produced by the Company, or (y) eighteen (18) months following the closing of the Public Offering, he, she or it will not, without the prior written consent of the Underwriter and the Company, directly or indirectly, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of (whether pursuant to Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended, or otherwise) any shares of Common Stock of the Company ("Common Stock") or Preferred Stock or options, rights, warrants or other securities convertible into, exchangeable or exercisable for or evidencing any fight to purchase or subscribe for shares of Common Stock or Preferred Stock (whether or not beneficially owned by the undersigned), or any beneficial interest thereto (collectively, the "Securities").

   In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Company's securities with respect to any of the Securities registered in the name of the undersigned or beneficially owned by the undersigned.

_____
Signature*

_____
Print Name

_____
Print Address

_____
Print Social Security Number or
Taxpayer I.D. Number

*To be signed by Charles F. Ryan III, Brett W. Young, Julie G. Lynn and Keith G. Gordon.

EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Registration Statement of Billy Dead, Inc. on Form SB-2 of our report, which includes an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern, dated February 28, 2003, except for Note 11, as to which the date is April 15, 2003, appearing in the Prospectus, which is part of this Registration Statement, relating to the financial statements of Billy Dead, Inc as of December 31, 2002 and for the period from inception (September 24, 2002) through December 31, 2002. We also consent to the reference to our firm under the heading "Experts" in such Prospectus.

/S/ RAIMONDO PETTIT GROUP

RAIMONDO PETTIT GROUP
Torrance, California
April 18, 2003

EXHIBIT 99.1

FORM OF ESCROW AGREEMENT

This Escrow Agreement is entered into as of **[effective date of Registration Statement]**, by and between J. P. Morgan Chase Bank (the "Escrow Agent"), American Stock Transfer & Trust Company (the "Transfer Agent"), Civilian Capital, Inc. (the "Underwriter") and Billy Dead, Inc. (the "Company"), for the benefit of investors in the Company's initial public offering of securities (the "Investors"). The Company, the Underwriter and the Investors are herein referred to as the "Interested Parties".

WHEREAS, the Company intends to complete an initial public offering of 900,000 shares of Series A Preferred Stock (the "Shares") at a price of $8.75 per share (the "Offering");

WHEREAS, Underwriter intends to conduct the Offering on a best efforts "all or none" basis; and

WHEREAS, the Escrow Agent is willing to serve as escrow agent for proceeds raised in the Offering subject to the terms and conditions of this Escrow Agreement.

NOW THEREFORE, IN CONSIDERATION OF THE PROMISES AND THE MUTUAL COVENANTS CONTAINED HEREIN, AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE ACKNOWLEDGED BY EACH OF THE PARTIES, THE PARTIES AGREE AS FOLLOWS:

SECTION 1. APPOINTMENT OF ESCROW AGENT. The Escrow Agent is hereby constituted and appointed the escrow agent hereunder.

SECTION 2. ESTABLISHMENT OF ESCROW ACCOUNT. The Company hereby represents and warrants to the Escrow Agent and to the Transfer Agent that the Securities and Exchange Commission has declared effective the Company's Registration Statement on Form SB-2 with respect to the Offering (the "Offering Commencement Date"). The Underwriter agrees to deposit all subscriptions received by it from the Investors ("Offering Proceeds") into an interest bearing account (the "Escrow Account") to be established by the Escrow Agent for the benefit of the Investors (the "Escrow Account").

SECTION 3. RELEASE OF ESCROW FUNDS; INFORMATION RIGHTS.

(a) At such time as the Escrow Agent has received Offering Proceeds representing all of the Shares being sold in the Offering (an aggregate of $7,875,000), then the Escrow Agent shall promptly notify the Company, the Underwriter and the Transfer Agent, and, at the written election of the Company (signed by its Chief Executive Officer), the Escrow Agent will release such Offering Proceeds, together with all interest accrued thereon, subject to deduction for expenses (including any fees charged by the Escrow Agent) promptly to the Company. The written instruction from the Company shall be accompanied by a written opinion of counsel to the Company and by a written confirmation from the Underwriter that all conditions to the release of the Offering Proceeds have been satisfied.

(b) If the Escrow Agent has not received Offering Proceeds representing all of the Shares being sold in the Offering by close of business on the 90th day after the Offering Commencement Date (the "Expiration Date"), which Expiration Date may be extended for an additional 90 days if so elected in writing by the Company and the Underwriter, with a copy of such election to extend the Expiration Date to be delivered by the Company to the Escrow Agent and the Transfer Agent, then the Escrow Agent, through the Transfer Agent as its agent, will release and return the proceeds directly to the Investors, together with all interest accrued thereon, subject only to deduction for expenses (including any fees charged by the Escrow Agent), provided such expenses and fees do not exceed the amount of accrued interest, in which case the excess of such fees and expenses shall be payable by the Company.

SECTION 4. OBLIGATIONS OF THE ESCROW AGENT.

(a) Each Interested Party acknowledges that the Escrow Agent: (i) SHALL BE OBLIGATED ONLY FOR THE PERFORMANCE OF SUCH DUTIES AS ARE EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS ESCROW AGREEMENT ON ITS PART TO BE PERFORMED, EACH OF WHICH IS MINISTERIAL (AND SHALL NOT BE CONSTRUED TO BE FIDUCIARY) IN NATURE, AND NO IMPLIED DUTIES OR OBLIGATIONS OF ANY KIND SHALL BE READ INTO THIS ESCROW AGREEMENT AGAINST OR ON THE PART OF THE ESCROW AGENT; (ii) shall not be obligated to take any legal or other action hereunder that might in its judgment involve or cause it to incur any expense or liability unless it shall have been furnished with acceptable indemnification; (iii) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction (including, without limitation, wire transfer instructions, whether incorporated herein or provided in a separate written instruction), instrument, statement, certificate, request or other document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for making inquiry as to or determining the genuineness, accuracy or validity thereof, or of the authority of the person signing or presenting the same; (iv) may consult counsel satisfactory to it, including in-house counsel, and the opinion or advice of such counsel in any instance shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or advice of such counsel; and (v) may engage accountants or other professionals if the Escrow Agent deems the services of such professionals necessary in the discharge of the Escrow Agent's duties hereunder. Documents and written materials referred to in this paragraph include, without limitation, e-mail and other electronic transmissions capable of being printed, whether or not they are in fact printed; and any such e-mail or other electronic transmission may be deemed and treated by the Escrow Agent as having been signed or presented by a person if it bears, as sender, the person's e-mail address; and (vi) is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Account, the Offering Proceeds or this Agreement, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any Offering Proceeds then held in the Escrow Account are at any time attached, garnished, or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then in any such events the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel of its own choosing is binding upon it, and if the Escrow Agent complies with any such order, writ, judgment, or decree, it shall not be liable to depositor, or to any other person, firm or corporation by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

(b) The Escrow Agent shall not be liable to the other parties hereto for any of its own acts or omissions of any kind, except for its own gross negligence. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damage or loss, even if the Escrow Agent has been informed of the likelihood of such loss or damage and regardless of the form of action.

(c) Notwithstanding any term in this Escrow Agreement to the contrary, in no instance shall the Escrow Agent be required or obligated to distribute any of the Offering Proceeds (or take other action that may be called for hereunder to be taken by the Escrow Agent) sooner than two business days after it has received the applicable documents required under this Escrow Agreement.

(d) The Company agrees to compensate the Escrow Agent in accordance with the fee schedule attached as EXHIBIT A to this Agreement, and to reimburse the Escrow Agent and the Transfer Agent on demand for all costs and expenses incurred in connection with the administration of this Escrow Agreement or the escrow created hereby or the performance or observance of its duties hereunder.

(e) The Company and the Underwriter shall jointly and severally indemnify and hold harmless the Escrow Agent, its agents and employees against any cost or expenses (including attorneys' fees and fees and costs associated with any complaint in interpleader), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to this Escrow Agreement or the administration of its duties hereunder (collectively, the "Damages"), except to the extent such Damages are caused by the Escrow Agent's gross negligence, bad faith or willful misconduct. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Escrow Agreement.

(f) The Escrow Agent shall not have any ownership interest in the Offering Proceeds deposited hereunder.

(g) The Escrow Agent may resign and be discharged from its obligations hereunder by mailing written notice to the Company and the Underwriter of such resignation specifying a date when such resignation shall take effect; PROVIDED, HOWEVER, that no such resignation shall take effect until a successor escrow agent, which shall be a bank, shall have been appointed and qualified and shall have executed an escrow agreement substantially in the form hereof.

(h) In the event the Escrow Agent is notified of any dispute, disagreement or legal action between the parties hereto (other than the Escrow Agreement), or any third parties, relating to or arising in connection with the Escrow Account or the performance of the Escrow Agent's duties under this Agreement, the Escrow Agent shall be authorized and entitled to suspend further performance hereunder and to retain and hold the Offering Proceeds then in the Escrow Account. The Escrow Agent may take no further action with respect thereto until the matter has been fully resolved, as evidenced by written notification signed by the parties and any other parties to such dispute, disagreement or legal action.

(i) With regard to any litigation among the parties hereto, or if the Escrow Agent reasonably believes, in its sole discretion that it may become involved in litigation, Agent is authorized to deposit the Offering Proceeds then held in the Escrow Account with the Clerk of Supreme Court, New York County, New York, New York("Court") and interplead the parties to this Agreement. Upon so depositing the Offering Proceeds and filing its complaint in interpleader, the Escrow Agent shall be completely discharged and released from all further liability or responsibility under the terms hereof. If the Escrow Agent deposits said Offering Proceeds as provided in this paragraph, the parties hereto, for themselves, their heirs, successors and assigns, do hereby submit themselves to the jurisdiction of the Court and do hereby appoint the Clerk of the Court as their agent of service of all proceeds in connection with the proceeding mentioned in this paragraph.

SECTION 5. MISCELLANEOUS.

(a) This Escrow Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns.

(b) This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(c) The section headings contained in this Escrow Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Escrow Agreement.

(d) Any notice or other communication hereunder shall be in writing and shall be deemed duly given two business days after it is sent by (i) registered or certified mail, return receipt requested, postage prepaid, or (ii) a nationally recognized overnight courier to the applicable address set forth below (unless later updated) to the last known address of such party.

(e) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the Parties submits to the jurisdiction of any state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY MATTER WHATSOEVER ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(f) No amendment of any provision of this Escrow Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default or misrepresentation hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default or misrepresentation hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(g) Any term or provision of this Escrow Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(h) The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

(i) This Escrow Agreement shall terminate on the date on which the Offering Proceeds have been distributed (or refunded) in their entirety in accordance with the terms hereof.

[SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be effective as of the date hereof.

BILLY DEAD, INC.

By:_____
          Charles F. Ryan III
          Chief Executive Officer

CIVILIAN CAPITAL, INC.

By:_____
          Peter McDonnell
          Chief Executive Officer

J. P. MORGAN CHASE BANK, INC., as ESCROW AGENT

By:_____
          Name:
          Authorized Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY

By: _____
          Name:
          Authorized Officer

EXHIBIT A

Escrow Agent Fees